Form 10-K405, Exhibit 13
period 1996-06-30
TRC COMPANIES INC /DE/
filed 1996-09-26
CIK 103096

                                  EXHIBIT 13

    Annual Report to Shareholders for the fiscal year ended June 30, 1996.

     (Only those portions expressly incorporated by reference are deemed to be filed herewith).



                                                   TRC COMPANIES, INC. 1996 ANNUAL REPORT
                                                                       Revision - 8/28/96


FINANCIAL HIGHLIGHTS


For the years ended June 30,                    1996         1995          1994
- -----------------------------------------------------------------------------------------

       Gross revenue                        $76,999,021   $93,013,053    $81,657,681
       Net service revenue                   60,018,195    71,812,673     61,002,579
       Income (loss) from operations         (1,216,198)    8,457,540      3,791,660
       Net income (loss)                    $(1,315,053)  $ 4,421,065    $ 2,143,463
       Earnings (loss) per common share     $      (.19)  $       .61    $       .32
       Working capital                      $19,003,211   $24,968,251    $25,963,093
       Current ratio                           2.5 to 1      2.9 to 1       3.1 to 1
       Debt to total capitalization                21.4%         27.1%          34.7%
       Return on equity                           (2.9)%         10.0%           5.7%
       Book value per share                 $      6.38   $      6.56    $      5.94
       Common shareholders                        2,500         2,600          2,500
       Common shares outstanding              7,019,002     7,089,552      7,071,636
       Employees                                    665           823            830
                                          -----------------------------------------------



SELECTED FINANCIAL DATA
TRC Companies, Inc. and subsidiaries

In thousands (except per share data)
For the years ended June 30,                  1996         1995         1994         1993         1992
- ---------------------------------------------------------------------------------------------------------
Gross revenue                                 $76,999      $93,013      $81,658      $67,827      $60,332
       Less subcontractor costs and
        direct charges                         16,981       21,200       20,655       15,928       14,265
                                        -----------------------------------------------------------------
Net service revenue                            60,018       71,813       61,003       51,899       46,067
                                        -----------------------------------------------------------------

Operating costs and expenses:
       Salaries and other direct costs
        of services                            54,388       56,353       51,039       46,554       36,539
       General and administrative
        expenses                                3,950        3,965        3,738        3,292        2,656
       Depreciation and amortization            2,896        3,037        2,434        1,901        1,405
       Costs related to disposed
        business                                   --           --           --        4,149           --
                                        -----------------------------------------------------------------
                                               61,234       63,355       57,211       55,896       40,600
                                        -----------------------------------------------------------------
Income (loss) from operations                  (1,216)       8,458        3,792       (3,997)       5,467
Interest expense                                  906        1,399          466           71           92
Other income, net                                 --           (15)         (58)         (86)        (221)
                                        -----------------------------------------------------------------
Income (loss) before taxes                     (2,122)       7,074        3,384       (3,982)       5,596
Federal and state income tax provision
 (benefit)                                       (807)       2,653        1,241       (1,084)       1,620
                                        -----------------------------------------------------------------
Net income (loss)                             $(1,315)     $ 4,421      $ 2,143      $(2,898)     $ 3,976
                                        =================================================================
Earnings (loss) per common share                $(.19)        $.61         $.32        $(.45)        $.62
                                        =================================================================
Weighted average number of common and
      common equivalent shares
       outstanding                              7,078        7,208        6,789        6,462        6,365
                                        =================================================================
Cash dividends declared                          None         None         None         None         None
                                        -----------------------------------------------------------------

Balance Sheet at June 30,
       Total assets                           $64,235      $73,815      $75,951      $46,477      $43,623
                                        -----------------------------------------------------------------
       Long-term debt                         $12,200      $17,200      $22,080      $   140      $   420
                                        -----------------------------------------------------------------
       Shareholders' equity                   $44,748      $46,538      $41,984      $33,607      $34,771
                                        -----------------------------------------------------------------


Revenue and Earnings by Quarter (Unaudited)
 In thousands (except per share data)                      1st          2nd          3rd          4th
- ---------------------------------------------------------------------------------------------------------
1996 /(1)/
Gross revenue                                              $20,019      $19,960      $19,422      $17,598
Net service revenue                                         16,247       15,380       14,809       13,582
Income (loss) from operations                               (1,453)       1,102         (529)        (336)
Income (loss) before taxes                                  (1,708)         869         (741)        (542)
Net income (loss)                                          $(1,059)     $   539      $  (455)     $  (340)
Earnings (loss) per common share                             $(.15)        $.08        $(.06)       $(.05)
                                                     ----------------------------------------------------

1995
Gross revenue                                              $23,093      $25,203      $22,381      $22,337
Net service revenue                                         18,365       18,050       17,601       17,797
Income from operations                                       2,130        2,249        2,001        2,078
Income before taxes                                          1,740        1,884        1,677        1,773
Net income                                                 $ 1,061      $ 1,149      $ 1,077      $ 1,134
Earnings per common share                                     $.15         $.16         $.15         $.16
                                                     ----------------------------------------------------

/(1)/ Results for first and third quarters of fiscal 1996 include operating charges of $3.3 million (approximately $2.1 million after taxes) and $1.1 million (approximately $.7 million after taxes), respectively .

Management's Discussion and Analysis of
  Results of Operations and Financial Condition

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

Overview

TRC Companies, Inc. is an international environmental engineering and consulting company with a premier reputation for expertise in all areas of air pollution control, solid and hazardous waste management, risk assessment and process engineering. The Company is one of the largest air pollution engineering companies in the nation and provides innovative approaches to solid and hazardous waste management.

Significant recent events in the development of the Company's business include:
(i) the acquisition in March 1994 of the assets of Environmental Solutions, Inc. of Irvine, California, a firm providing a broad range of solid and hazardous waste engineering and consulting services, specializing in remedial design and construction management; and (ii) the acquisition in May 1994 of the capital stock of Mariah Associates, Inc. of Laramie, Wyoming, a full-service environmental consulting firm serving primarily the western United States with a focus on cultural resource consulting and environmental impact statements. The acquisition of Environmental Solutions, Inc. was treated as a purchase for accounting purposes and Mariah was accounted for as a pooling-of-interests. Accordingly, the Company's consolidated financial statements have been restated to include the financial results of Mariah.

The Company believes that it is strongly positioned as a provider of air pollution control, pollution prevention and solid and hazardous waste engineering and consulting services. Historically, the Company has realized a significant amount of its revenue from federal government agencies. However, future levels of government business will be dependent upon the Company's selectivity in bidding on government projects coupled with the strategy to reduce its dependence on government contracts, and its success in procuring contract awards.

Results of Operations

The Company, in the course of providing its services, routinely subcontracts drilling, laboratory analyses and other specialized services. These costs are passed directly through to clients and, in accordance with industry practice, are included in gross revenue. Because subcontractor costs and direct charges can vary significantly from project to project, the change in gross revenue is not necessarily a true indication of business trends. Accordingly, the Company considers net service revenue, which is gross revenue less subcontractor costs and direct charges, as its primary measure of revenue growth.

The following table presents the percentage relationships of certain items in the consolidated statements of operations to net service revenue:


Years ended June 30,                        1996      1995       1994
- -------------------------------------------------------------------------

Net service revenue                         100.0%     100.0%     100.0%
                                        ---------------------------------
Operating costs and expenses:
    Salaries and other direct costs of
     services                                90.6/1/    78.5       83.7
    General and administrative expenses       6.6        5.5        6.1
    Depreciation and amortization             4.8        4.2        4.0
                                        ---------------------------------
Income (loss) from operations                (2.0)/1/   11.8        6.2
Interest expense                              1.5        1.9         .8
Other income, net                            --         --          (.1)
                                        ---------------------------------

Income (loss) before taxes                   (3.5)       9.9        5.5
Federal and state income tax provision
 (benefit)                                   (1.3)       3.7        2.0
                                        ---------------------------------
Net income (loss)                            (2.2)%      6.2%       3.5%
                                        =================================

/(1)/ 83.3% and 5.3%, respectively, before operating charges.
- --------------------------------------------------------------------------------

1996 Compared to 1995

The Company reported a net loss in fiscal 1996 of $1.3 million or $.19 per share, compared to net income of $4.4 million or $.61 per share in fiscal 1995. The loss includes charges of $4.4 million (approximately $2.8 million after taxes) related to reductions in staff, the closing of certain offices, excess lease costs and increased allowances for receivables and inventories. These charges were necessary because of the continued weak environmental engineering/consulting market resulting from regulatory uncertainty and anticipated reductions in federal enforcement spending, which has led to overall lower levels of expenditures by industry for environmental engineering and remedial services, coupled with greater competition and capacity for available work.

Net service revenue decreased by 16.4% in fiscal 1996 to $60 million, from $71.8 million in fiscal 1995. The decrease was primarily due to the weak commercial hazardous waste engineering market resulting from regulatory uncertainty and anticipated reductions in federal enforcement spending and the reduction in services to the federal government.

Salaries and other direct costs of services decreased by 3.5% or $2.0 million in fiscal 1996, as compared to fiscal 1995. Although partially offset by the $4.4 million charges recorded during the year, this decrease was the direct result of continued cost reduction efforts taken to align resources with current business conditions .

General and administrative expenses decreased by .4% in fiscal 1996, as compared to fiscal 1995, primarily due to continued cost reduction efforts.

Depreciation and amortization expense decreased by 4.6% in fiscal 1996, as compared to fiscal 1995. This decrease was due to the comparative reduction in expenditures for equipment in fiscal 1996 and 1995, combined with the effect of other equipment which became fully depreciated.

The Company reported a loss from operations of $1.2 million in fiscal 1996, compared to income from operations of $8.5 million in fiscal 1995. The loss was the direct result of the operating charges recorded during fiscal 1996 and to the reduction in net service revenue.

Interest expense decreased in fiscal 1996 to $.9 million, from $1.4 million last year. The decrease resulted from lower levels of long-term debt outstanding at lower rates of interest.

The provision (benefit) for federal and state income taxes for fiscal 1996 is recorded at an effective rate of approximately 38%. The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and believes that there will be sufficient taxable income in the carryforward periods to enable utilization of the deferred tax benefits.


1995 Compared to 1994

Net service revenue increased by 17.7% in fiscal 1995 to $71.8 million, from $61 million in fiscal 1994. This increase resulted primarily from the additional revenue from TRC Environmental Solutions, Inc. which was acquired in March 1994, and to an increase in revenue from commercial air pollution engineering services, significantly offset by lower revenue from contracts with the U.S. Environmental Protection Agency and other federal government agencies. Revenue derived from contracts with the federal government decreased in fiscal 1995 by 41.6% or $7.9 million, as compared to fiscal 1994, as the Company implemented its strategy to reduce the federal government component of its business. As a result, the percentage of net service revenue from the federal government decreased to 15% in fiscal 1995, compared to 31% in fiscal 1994.

Salaries and other direct costs of services increased by 10.4% or $5.3 million in fiscal 1995, as compared to fiscal 1994, primarily due to the inclusion of the additional costs from TRC Environmental Solutions, Inc. However, as a percentage of net service revenue, these costs decreased to 78.5% from 83.7% last year. This improvement was primarily due to achieving higher net revenue per labor dollar and lower operating expenses resulting from cost reduction efforts.

General and administrative expenses increased by 6.1% in fiscal 1995, as compared to fiscal 1994. This increase was primarily due to the additional costs from TRC Environmental Solutions, Inc., offset by cost reductions.

Depreciation and amortization expense increased by 24.8% in fiscal 1995, as compared to fiscal 1994. This increase was primarily due to the additional amortization of costs in excess of the net assets acquired in connection with the acquisition of Environmental Solutions, Inc.

Income from operations increased by 123.1% to $8.5 million, from $3.8 million in fiscal 1994. The increase in income from operations resulted primarily from the inclusion of the results of TRC Environmental Solutions, Inc. for the entire fiscal year, improved operating performance from air pollution and other services, and the reduction in operating costs as a percentage of net service revenue.

Interest expense increased in fiscal 1995 to $1.4 million, from $.5 million last year, primarily due to the interest expense on the long-term debt issued in connection with the acquisition of Environmental Solutions, Inc.

The federal and state income tax provision was 37.5% of income before taxes, as compared to 36.7% in fiscal 1994. The higher rate in fiscal 1995 results primarily from higher state income taxes. The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and believes that there will be sufficient taxable income in the carryforward periods to enable utilization of the deferred income tax benefits.

Impact of Inflation

The Company's operations have not been materially affected by inflation or changing prices because of the short-term nature of many of its contracts, and most contracts of a longer term are subject to adjustment or have been priced to cover anticipated increases in labor and other costs.


Liquidity and Capital Resources

Working capital was $19 million at June 30, 1996, as compared to $25 million at June 30, 1995. The decrease is primarily due to the repayment of long-term debt, the $2 million increase in the current portion of long-term debt, the net loss for the year and the repurchase of the Company's stock.

The Company has available a $35 million, unsecured revolving credit agreement with a group of commercial banks through December 31, 2001. At June 30, 1996, outstanding borrowings under this agreement were $5.2 million. The amount outstanding has been classified as long-term in accordance with the Company's intention and ability to refinance the obligation on a long-term basis. In addition, the Company had standby letters of credit outstanding totaling $1 million which reduce available borrowings under the agreement. In conjunction with the acquisition of Environmental Solutions, Inc. in March 1994, the Company issued a $14 million three-year 5.75% subordinated note, of which $7 million remained outstanding at June 30, 1996.

In fiscal 1996, the Board of Directors' authorized the repurchase of up to 500,000 shares of the Company's outstanding common stock as, in the opinion of management, market conditions may warrant. In fiscal 1996, the Company acquired 77,100 shares for $.5 million, at an average price of $6.69 per share. The Company made capital expenditures of $.6 million in fiscal 1996, and expects to make capital expenditures of approximately $1.5 million in fiscal 1997. The Company believes that cash generated from operations, the cash on hand at June 30, 1996 and available borrowings under the revolving credit agreement will be sufficient to meet the Company's cash requirements in fiscal 1997.

Forward-Looking Statements

This report contains forward-looking statements that describe the Company's business prospects. These statements involve risks and uncertainties, including but not limited to, regulatory uncertainty, funding for government projects, level of demand for the Company's services, product acceptance, industry-wide competitive factors and political, economic or other conditions. Furthermore, market trends are subject to changes which could adversely affect future results.


CONSOLIDATED STATEMENTS OF OPERATIONS
TRC Companies, Inc. and subsidiaries


For the years ended June 30,              1996          1995          1994
- -------------------------------------------------------------------------------
Gross revenue                          $76,999,021   $93,013,053   $81,657,681
       Less subcontractor costs and
        direct charges                  16,980,826    21,200,380    20,655,102
                                     -----------------------------------------
Net service revenue                     60,018,195    71,812,673    61,002,579
                                     -----------------------------------------
Operating costs and expenses:
       Salaries and other direct
        costs of services               54,388,351    56,353,248    51,038,769
       General and administrative
        expenses                         3,949,996     3,964,625     3,738,434
       Depreciation and amortization     2,896,046     3,037,260     2,433,716
                                     -----------------------------------------
                                        61,234,393    63,355,133    57,210,919
                                     -----------------------------------------
Income (loss) from operations           (1,216,198)    8,457,540     3,791,660
Interest expense                           905,855     1,399,288       466,157
Other income, net                              ---       (15,813)      (58,842)
                                       ---------------------------------------
Income (loss) before taxes              (2,122,053)    7,074,065     3,384,345
Federal and state income tax
 provision (benefit)                      (807,000)    2,653,000     1,240,882
                                       ---------------------------------------
Net income (loss)                      $(1,315,053)  $ 4,421,065   $ 2,143,463
                                       =======================================
Earnings (loss) per common share             $(.19)         $.61          $.32
                                       =======================================
Weighted average number of common and
       common equivalent shares
        outstanding                      7,077,845     7,207,650     6,789,355
                                       =======================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEETS
TRC Companies, Inc. and subsidiaries

As of June 30,                                  1996          1995
- ----------------------------------------------------------------------
Assets

Current assets:
    Cash and cash equivalents              $  1,321,524   $  2,180,764
    Accounts receivable, less allowance
     for doubtful accounts                   27,977,190     32,306,865
    Inventories                                 915,336      1,930,379
    Deferred income tax benefits              1,219,000      1,164,702
    Prepaid expenses and other current
     assets                                     444,583        398,187
                                            --------------------------
                                             31,877,633     37,980,897
                                            --------------------------
Property and equipment:
    Furniture and equipment                  18,304,956     17,778,808
    Leasehold improvements                    1,362,378      1,321,944
    Construction in progress                      --           339,419
                                            --------------------------
                                             19,667,334     19,440,171
    Less accumulated depreciation and
     amortization                            13,802,300     12,093,880
                                            --------------------------
                                              5,865,034      7,346,291
                                            --------------------------

Costs in excess of net assets of acquired
 businesses, net of accumulated
     amortization of $2,648,246 and
      $1,719,652, respectively               25,903,615     27,752,208
                                            --------------------------
Other assets                                    588,407        735,232
                                            --------------------------
                                           $ 64,234,689   $ 73,814,628
                                            ==========================
Liabilities and Shareholders' Equity

Current liabilities:
    Current portion of long-term debt      $  7,000,000   $  5,000,000
    Accounts payable                          2,209,401      2,989,020
    Accrued compensation and benefits         2,542,809      2,930,930
    Income taxes payable                         53,431        591,145
    Current maturities of capitalized
     lease obligations                           --             64,649
    Other accrued liabilities                 1,068,781      1,436,902
                                            --------------------------
                                             12,874,422     13,012,646
                                            --------------------------

Non-current liabilities:
    Long-term debt                            5,200,000     12,200,000
    Capitalized lease obligations, less
     current maturities                           --            15,798
    Accrued lease obligations                    96,480        234,491
    Deferred income taxes                     1,316,000      1,813,610
                                            --------------------------
                                              6,612,480     14,263,899
                                            --------------------------

Commitments and contingencies
 (Notes 4, 7 and 10)

Shareholders' equity:
    Capital stock:
     Preferred, $.10 par value; 500,000
      shares authorized, none issued              --             --
     Common, $.10 par value; 30,000,000
      shares authorized,
        7,265,755 and 7,259,205 shares
         issued at June 30, 1996
         and 1995, respectively                 726,575        725,920
    Additional paid-in capital               37,894,744     37,855,092
    Retained earnings                         7,420,244      8,735,297
                                            --------------------------
                                             46,041,563     47,316,309
    Less treasury stock, at cost              1,293,776        778,226
                                            --------------------------
                                             44,747,787     46,538,083
                                            --------------------------
                                           $ 64,234,689   $ 73,814,628
                                            ==========================


See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
TRC Companies, Inc. and subsidiaries

For the years ended June 30,                                                        1996          1995         1994
- -----------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
    Net income (loss)                                                            $(1,315,053)  $ 4,421,065   $ 2,143,463
    Adjustments to reconcile net income to net cash
       provided by operating activities:
         Depreciation and amortization                                             2,896,046     3,037,260     2,433,716
         Change in deferred taxes and other non-cash items                          (689,922)      927,446       271,826
         Changes in assets and liabilities, net of effects from acquisitions:
            Accounts receivable                                                    4,329,675        88,148    (5,867,871)
            Inventories                                                            1,015,043      (212,249)        1,836
            Prepaid expenses and other current assets                                (46,396)      263,780        78,662
            Accounts payable                                                        (779,619)      129,480      (677,748)
            Accrued compensation and benefits                                       (388,121)     (500,511)     (244,149)
            Income taxes                                                            (535,888)     (172,957)    1,703,719
            Accrued costs related to disposed business                               (37,492)     (937,471)   (1,820,697)
            Other accrued liabilities                                                589,371      (833,228)   (1,367,163)
                                                                                 ---------------------------------------
Net cash provided by (used in) operating activities                                5,037,644     6,210,763    (3,344,406)
                                                                                 ---------------------------------------

Cash flows from investing activities:
  Additions to property and equipment                                               (585,304)   (1,283,547)   (2,140,396)
  Acquisition of businesses, net of cash acquired                                       --        (100,000)   (4,847,871)
  Disposal of equipment, net                                                         165,089       148,440        54,199
  Decrease (increase) in other assets                                                 80,847       (76,840)       20,340
                                                                                 ---------------------------------------
Net cash used in investing activities                                               (339,368)   (1,311,947)   (6,913,728)
                                                                                 ---------------------------------------

Cash flows from financing activities:
  Net borrowings (repayments) on long-term debt                                   (5,000,000)   (4,880,000)    7,730,000
  Purchase of treasury stock                                                        (515,550)         --            --
  Proceeds from exercise of stock options                                             38,481        94,453       251,662
  Principal repayments under capitalized lease obligations                           (80,447)     (176,649)     (149,188)
                                                                                 ---------------------------------------
Net cash provided by (used in) financing activities                               (5,557,516)   (4,962,196)    7,832,474
                                                                                 ---------------------------------------

Decrease in cash and cash equivalents                                               (859,240)      (63,380)   (2,425,660)

Cash and cash equivalents, beginning of year                                       2,180,764     2,244,144     4,669,804
                                                                                 ---------------------------------------
Cash and cash equivalents, end of year                                           $ 1,321,524   $ 2,180,764   $ 2,244,144
                                                                                 =======================================

Supplemental cash flow information:
  Interest paid                                                                  $   867,467   $ 1,384,156   $   414,413
  Income taxes paid (refunded)                                                       276,933     1,807,279      (631,773)
                                                                                 =======================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
TRC Companies, Inc. and subsidiaries


For the years ended June 30,  1996, 1995 and 1994

                                          Common stock issued                                 Treasury stock
                                        ----------------------                           -------------------------
                                                                 Additional
                                           Number                 paid-in      Retained      Number
                                          of shares   Amount      capital      earnings     of shares    Amount
- ------------------------------------------------------------------------------------------------------------------
Balances, June 30, 1993                   6,666,618   $666,662   $31,547,714  $ 2,170,769     169,653  $  (778,226)

Exercise of stock options                    40,238      4,024       247,638         --          --           --
Income tax benefit from stock option
 transactions                                  --         --          35,325         --          --           --
Issuance of common stock in connection
 with businesses acquired                   506,265     50,626     5,419,084         --          --           --
Conversion of 9.95% convertible
 subordinated promissory notes
   into common stock                         28,168      2,817       137,183         --          --           --
Compensation related to stock incentive
 plan                                          --         --         336,486         --          --           --
Net income                                     --         --            --      2,143,463        --           --
                                        --------------------------------------------------------------------------

Balances, June 30, 1994                   7,241,289    724,129    37,723,430    4,314,232     169,653     (778,226)



Exercise of stock options                    15,582      1,558        92,895         --          --           --
Income tax benefit from stock option
 transactions                                   --         --         14,000         --          --           --
Issuance of common stock in connection
 with businesses acquired                     2,334        233        24,767         --          --           --
Net income                                      --         --           --      4,421,065        --           --
                                        --------------------------------------------------------------------------

Balances, June 30, 1995                   7,259,205    725,920    37,855,092    8,735,297     169,653     (778,226)


Purchase of treasury stock                      --         --           --           --        77,100     (515,550)
Exercise of stock options                     6,550        655        37,826         --          --           --
Income tax benefit from stock option
 transactions                                    --         --         1,826         --          --           --
Net income (loss)                                --         --          --     (1,315,053)       --           --
                                        ---------------------------------------------------------------------------

Balances, June 30, 1996                   7,265,755   $726,575   $37,894,744  $ 7,420,244     246,753  $(1,293,776)
                                        ==========================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRC Companies, Inc. and subsidiaries

1.    ACCOUNTING POLICIES

      A. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      B. The consolidated financial statements include the Company and its wholly-owned subsidiaries, after elimination of intercompany accounts and transactions. Certain prior year financial statement items have been reclassified to conform to the current year's format.

      C. Property and equipment are stated on the basis of cost, including costs which bring the equipment into operation. Major improvements and betterments to existing equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

           The Company provides for depreciation of property and equipment on the straight-line method using estimated useful lives of 3 to 10 years. Accelerated methods are used for income tax purposes.

      D. Leasehold improvements are amortized over the lives of the various leases or the useful lives of the improvements, whichever is shorter.

      E. Revenue on engineering and consulting contracts is recognized as the services are performed and the related costs are incurred. Revenue is recognized from sales of instruments when the product is shipped.

           The Company makes revisions in its cost estimates as required during the course of performing contracts; the impact of such revisions is reflected in the accounting periods in which the relevant facts become known.

      F. The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the carrying amounts and tax bases of assets and liabilities.

      G. Earnings per common share are based upon the weighted average number of common shares outstanding and, when dilutive, outstanding warrants and stock options are included as common share equivalents using the treasury stock method.

      H. Research and development costs are charged to operations as incurred and amounted to approximately $283,000, $204,000 and $338,000 in fiscal 1996, 1995 and 1994, respectively.

      I. Costs in excess of the fair value of net assets of acquired businesses are primarily amortized over 30 years on a straight-line basis. On a periodic basis, the Company reassesses the appropriateness of both the carrying value and remaining life of these costs. Such reassessments are computed using forecasted cash flows, on an undiscounted basis, and other factors.

    J. Inventories, other than inventoried costs relating to fixed price contracts, are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

    The components of inventories at June 30,  1996 and 1995 were as follows:


                                              1996         1995
- ------------------------------------------------------------------

          Materials and supplies           $ 539,054   $   896,161
          Work-in-process                     60,787       332,206
          Finished goods                     315,495       702,012
                                           -----------------------
                                           $ 915,336   $ 1,930,379
                                           =======================


    K. The Company has 401(k) savings plans covering substantially all employees. The Company's contributions to the plans were approximately $661,000, $721,000 and $634,000 in fiscal 1996, 1995, and 1994, respectively. The Company does not have any employee benefit plans that provide post-retirement or post-employment benefits.

    L. Cash, accounts receivable, accounts payable, accrued liabilities and the Company's subordinated note as reflected in the financial statements are reasonable estimates of their fair value because of the short-term maturity of those instruments.

         The carrying amount of the Company's note payable pursuant to its revolving credit agreement approximates fair value because the interest rate on this instrument changes with market interest rates.

    M. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. FAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company is required to estimate the future cash flows expected to result from the use of these assets and, if appropriate, their eventual disposition, and recognize an impairment loss for any difference between the fair value and carrying amount of these assets. FAS 121 must be adopted for years beginning after December 15, 1995. The effect, if any, on the Company's financial position or results of operations from adoption of FAS 121 is not expected to be material.

    N. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, effective for years beginning after December 15, 1995. Under the provisions of this accounting standard, the Company is not required to change its method of accounting for stock-based compensation and expects to retain its current method of accounting.

2.    BUSINESS ACTIVITIES

      The Company conducts its activities under one business segment which involves providing engineering and consulting services in all areas of air pollution control, solid and hazardous waste management, risk assessment, process engineering and related services to commercial and governmental organizations throughout the United States and internationally.

3.    ACCOUNTS RECEIVABLE

     Accounts receivable at June 30, 1996 and 1995 are comprised of the following:



                                            1996          1995
- -----------------------------------------------------------------
          Amounts billed              $ 22,320,356   $ 25,263,291
          Unbilled costs                 7,402,002      8,068,797
          Retainage                        754,832        674,777
                                      ---------------------------
                                        30,477,190     34,006,865
          Less allowance for
           doubtful accounts             2,500,000      1,700,000
                                      ---------------------------
                                      $ 27,977,190   $ 32,306,865
                                      ===========================


      Unbilled costs represent revenue which is not currently billable to the client under the terms of the contract. Management expects that substantially all unbilled costs will be billed and collected in the subsequent year. Retainage represents amounts billed but not paid by the client which, pursuant to the contract, are due upon completion and acceptance by the client.

      Net service revenue from contracts with U.S. Government agencies amounted to approximately $10,418,000, $11,135,000 and $19,062,000 in fiscal 1996, 1995 and 1994, respectively

4.    ACQUISITIONS

      In March 1994, a wholly-owned subsidiary of the Company completed the acquisition of substantially all of the business assets, liabilities and obligations of Environmental Solutions, Inc., an environmental engineering and consulting business. The purchase price included cash of $4,848,000 (net of cash acquired), a $14,000,000 three-year 5.75% subordinated note and 459,770 shares of the Company's common stock valued at $5,000,000. The acquisition, which was effective as of the close of business on February 28, 1994, has been accounted for using the purchase method of accounting. The purchase price and expenses associated with the acquisition resulted in costs in excess of the fair value of the net assets acquired of approximately $23,287,000, which is being amortized over 30 years on a straight-line basis.

      The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition occurred at the beginning of fiscal 1994 after giving effect to certain adjustments, including amortization of costs in excess of the net assets acquired, increased interest expense on acquisition debt, income tax effects and the increase in common shares outstanding.

            Net service revenue                       $   75,042,000
                                                       -------------
            Net income                                     2,793,000
                                                       -------------
            Earnings per common share                           $.39
                                                       -------------

5.    LONG-TERM DEBT

      Long-term debt at June 30, 1996 and 1995 is comprised of the following:

                                                 1996          1995
- -----------------------------------------------------------------------
      Note payable - revolving
       credit agreement                    $   5,200,000   $  5,200,000
      5.75% subordinated note                  7,000,000     12,000,000
                                           ----------------------------
                                              12,200,000     17,200,000
      Less current portion                     7,000,000      5,000,000
                                           ----------------------------
                                           $   5,200,000   $ 12,200,000
                                           ============================


      The Company has a revolving credit agreement, as amended, with a group of commercial banks which provides an unsecured line of credit of up to $35,000,000 through December 31, 2001, with interest at the lower of the bank's base rate or the Eurodollar rate plus .75%. The Company pays a commitment fee of .25% on the unused portion of the line. The agreement provides that, at the option of the Company, the principal outstanding on December 31, 1997 may be converted into a four-year term loan payable in sixteen equal quarterly installments. The agreement requires the Company to meet certain financial ratios and levels of tangible net worth. The Company was in compliance with these covenants at June 30, 1996. The agreement also requires the Company to have income in at least one of any two consecutive fiscal quarters beginning with the quarter ended June 30, 1996. At June 30, 1996, borrowings outstanding under this agreement were $5,200,000 at an average interest rate of 6.3%. The amount outstanding has been classified as long-term debt in accordance with the Company's intention and ability to refinance such obligation on a long-term basis. At June 30, 1996, the Company had outstanding standby letters of credit related to contract performance totaling $1,000,000 which reduce available borrowings under the agreement.

      The 5.75% subordinated note was issued in March 1994 in connection with the Company's acquisition of Environmental Solutions, Inc. The remaining principal on the note of $7,000,000 is payable in fiscal 1997.

6.      FEDERAL AND STATE INCOME TAXES

        The federal and state income tax provision (benefit) for fiscal 1996, 1995 and 1994 consists of the following:

                                           1996          1995          1994
- ------------------------------------------------------------------------------
Current:
  Federal                                $(375,000)   $1,116,480      $328,550
  State                                     18,000       410,520       180,332
  Foreign                                  102,000         --            --
Deferred:
  Federal                                 (555,000)      987,000       801,000
  State                                      3,000       139,000       (69,000)
                                     -----------------------------------------
                                         $(807,000)   $2,653,000    $1,240,882
                                     =========================================


        Deferred income taxes represent the tax effect of transactions which are reported in different periods for financial and tax reporting purposes. Temporary differences and carryforwards which give rise to a significant portion of deferred income tax benefits (liabilities) are as follows:


                                           1996          1995          1994
- ------------------------------------------------------------------------------
Deferred income tax benefits:
  Doubtful accounts and other
   accruals                             $1,026,000      $619,875      $901,620
  Costs related to disposed business        --            14,250       331,500
  Adjustment of inventories and
   contracts to tax basis                   79,000       171,750       203,320
  Other, net                               114,000       358,827       (38,738)
                                     -----------------------------------------
                                        $1,219,000    $1,164,702    $1,397,702
                                     =========================================
Deferred income tax liabilities:
  Depreciation and amortization        $(1,422,000)  $(1,265,250)  $(1,040,400)
  Accrued lease obligations                254,000       122,625       175,100
  Other, net                              (148,000)     (670,985)     (161,310)
                                     -----------------------------------------
                                       $(1,316,000)  $(1,813,610)  $(1,026,610)
                                     =========================================


 A reconciliation of the federal statutory and the effective income tax rates follows:


                                              1996          1995          1994
- ------------------------------------------------------------------------------
Statutory rate                               (34.0)%        34.0%         34.0%
Other current provision (benefit)             (3.5)          --            --
State taxes, net of federal tax
 benefit                                        .6           5.2           3.3
Other, net                                    (1.1)         (1.7)          (.6)
                                     -----------------------------------------
Effective income tax rate                    (38.0)%        37.5%         36.7%
                                     =========================================

7.    LEASE COMMITMENTS

      The Company has commitments at June 30, 1996 under noncancelable operating leases primarily for office and warehouse space and for computer and office equipment. Rental payments charged to operations in fiscal 1996, 1995 and 1994 were approximately $4,526,000, $4,517,000 and $4,157,000, respectively. Certain leases for office and warehouse space require payments for expenses under escalation clauses. In addition, the Company subleases space in certain of its offices. Sublease receipts credited to operations in fiscal 1996 amounted to $325,000 and future sublease receipts as of June 30, 1996 are approximately $1,942,000 in the aggregate.

Minimum future lease obligations payable in future fiscal years are as follows:


Year Ending June 30,
- -------------------------------------------------------------
1997                                              $ 4,663,000
1998                                                4,127,000
1999                                                2,871,000
2000                                                2,277,000
2001                                                1,164,000
2002 and thereafter                                   362,000
                                                  -----------
                                                  $15,464,000
                                                  ===========

8.    CAPITAL STOCK

      The authorized capital of the Company consists of 30,000,000 shares of common stock, $.10 par value, and 500,000 shares of preferred stock, $.10 par value. In fiscal 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock. At June 30, 1996, the Company had repurchased 77,100 shares for $515,500.

      In connection with the issuance of convertible subordinated promissory notes in 1986, the Company issued warrants to purchase 78,750 shares of the Company's common stock at $4.97 per share. The warrants are exercisable on or before June 30, 1997. The convertible notes were repaid or converted into shares of the Company's common stock before the end of fiscal 1994.

9.    STOCK OPTIONS

      The Company's non-qualified stock option plan for employees, as amended, authorizes the granting of options to purchase 1,743,500 common shares at no less than the fair market value of the stock on the date such options are granted. The exercisable option period is fixed by the Compensation Committee of the Board of Directors at the time of grant, but does not exceed five years and generally begins one year after the date of grant. No accounting recognition is given to stock options until they are exercised, at which time the proceeds are credited to the capital accounts. The Company receives a tax benefit upon exercise of these options in an amount equal to the difference between the option price and the fair market value of the common stock. Tax benefits related to stock options are credited to additional paid-in capital when realized for financial reporting purposes.


For the years ended June 30,                                       1996           1995           1994
- ---------------------------------------------------------------------------------------------------------------

      Outstanding options, beginning of year                       772,311        693,424        545,717
      Granted                                                      401,139        129,600        218,500
      Exercised                                                     (6,550)       (15,582)       (40,238)
      Canceled                                                    (588,941)       (35,131)       (30,555)
                                                           ----------------------------------------------------
      Outstanding options, end of year                             577,959        772,311        693,424
                                                           ====================================================
      Average price of options exercised
          during the year                                            $5.88          $6.06          $6.25
      At end of year:
       Exercise prices of outstanding options                 $5.88-$13.75   $5.75-$13.75   $5.75-$13.75
       Average exercise price per share                              $6.86          $9.36          $9.20
       Options exercisable at end of year                          226,817        459,409        342,703
       Options available for future grants                         496,984        309,182        103,652
                                                           ====================================================

      In connection with the acquisition of Environmental Solutions, Inc. in fiscal 1994, the Company authorized the issuance of warrants to the employees to purchase 100,000 shares of common stock, under the same terms and conditions as the employee stock option plan. At June 30, 1996, warrants to purchase 50,000 shares of common stock at $6.63 per share were outstanding.

      In fiscal 1996, the Company gave existing option holders the right to cancel their existing options and be issued new options at a ratio of two existing option shares in exchange for one new option share. The new non-qualified options were issued at the fair market value of the stock on the date such options were granted and have terms and conditions consistent with the Company's stock option plan. The Company canceled 525,178 options and issued 262,589 new options under the program.

      The Company also has an Outside Directors Stock Option Plan that provides for the granting of options to directors of the Company who are not employees. The plan currently authorizes the granting of options to purchase 50,000 shares of the Company's common stock in accordance with a formula based upon Company performance. During fiscal 1996, the Company granted options to purchase 6,000 shares exercisable during the next three years at an option price of $7.75 per share. At June 30, 1996, a total of 12,000 options to purchase shares of the Company's common stock were outstanding pursuant to the Plan.

10.   CONTINGENCIES

      The Company's contracts with the U.S. Government are subject to examination and renegotiation. Contracts and other records of the Company have been examined through June 30, 1992. The Company believes that adjustments resulting from such examinations or renegotiation proceedings, if any, will not have a significant impact on the Company's financial condition or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of TRC Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TRC Companies, Inc. and its subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Hartford, Connecticut              Price Waterhouse LLP
August 6, 1996

                              TRC COMPANIES, INC.


DIRECTORS

Vincent A. Rocco
Chairman and Chief Executive Officer
TRC Companies, Inc.

Bruce D. Cowen
President
TRC Companies, Inc.

Edward W. Large*
Counsel to the law firms of Crowell & Moring and Day, Berry & Howard; formerly Executive
Vice President and Director of United
Technologies Corporation

J. Jeffrey McNealey*
Partner in the law firm of
Porter, Wright, Morris & Arthur

Edward G. Jepsen*
Executive Vice President,
Chief Financial Officer and Director of
Amphenol Corporation

*  Audit Committee Member

OFFICERS

Vincent A. Rocco
Chairman and Chief Executive Officer

Bruce D. Cowen
President

John H. Claussen
Senior Vice President and General Counsel

Richard D. Ellison
Senior Vice President and Chief Engineer

Peter J. Russo
Senior Vice President and Chief Financial Officer

Martin H. Dodd
Vice President and Deputy General Counsel

Harold C. Elston, Jr.
Vice President and Treasurer

SUBSIDIARY OPERATING OFFICERS

Richard J. McGuire, Jr.
President
TRC Environmental Corporation

Richard D. Ellison
President
TRC Environmental Solutions, Inc.

Miro Knezevic
Executive Vice President
TRC Environmental Solutions, Inc.

Daniel S. Tedone
President
TRC Process Engineering Inc.

Pedro Lilienfeld
President
MIE, Inc.

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

TRC Companies, Inc.
5 Waterside Crossing
Windsor, Connecticut 06095
(860) 289-8631

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
One Financial Plaza
Hartford, Connecticut 06103


ANNUAL MEETING

      The 1996 annual meeting of shareholders will be held on Friday, October 25, 1996, at 10:00 a.m., at the Company's executive offices.

FORM 10-K

      A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, Washington, D.C., is available without charge by writing to:

      TRC Companies, Inc.
      5 Waterside Crossing
      Windsor, CT 06095
      Attn:  Investor Relations

STOCK EXCHANGE, DIVIDEND AND MARKET INFORMATION

      The Company's common stock is traded on the New York Stock Exchange under the symbol "TRR". On August 20, 1996, the last reported sale price of the common stock on the exchange was $4.125 per share.

      To date the Company has not paid any cash dividends. The payment of dividends in the future will be subject to the financial condition, capital requirements and earnings of the Company. However, future earnings are expected to be used for expansion of the Company's operations, and cash dividends are not likely for the foreseeable future.

     The following table provides quarterly price ranges of the common stock:


                                        High        Low
                                     ---------     ------

         Fiscal 1996:
                    First Quarter     $ 8 3/4     $    7

                    Second Quarter      7 7/8          5 1/2

                    Third Quarter       7 1/4          6

                    Fourth Quarter      6 5/8          5 5/8


         Fiscal 1995:
                    First Quarter     $11         $    9

                    Second Quarter     10 5/8          7 7/8

                    Third Quarter       9 1/8          7 1/2

                    Fourth Quarter      8 3/8          7 1/8


REGISTRAR AND TRANSFER AGENT FOR COMMON STOCK

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005

Shareholders may call the agent's Shareholder Services Department directly concerning stock certificates and address changes at (718) 921-8200.