Form 10-K405, Exhibit 13
period 1997-06-30
TRC COMPANIES INC /DE/
filed 1997-09-29
CIK 103096

                                      EXHIBIT 13



        Annual Report to Shareholders for the fiscal year ended June 30, 1997

      (Only those portions expressly incorporated by reference are deemed to be filed herewith.)

                                         TRC COMPANIES, INC. 1997 ANNUAL REPORT
                                                             Revision --9/24/97


FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED JUNE 30,                                              1997           1996           1995
--------------------------------------------------------------------  -------------  -------------  -------------
Gross revenue.......................................................  $  68,506,377  $  76,999,021  $  93,013,053
Net service revenue.................................................     50,788,433     60,018,195     71,812,673
Income (loss) from operations.......................................        164,270     (1,216,198)     8,457,540
Net income (loss)...................................................  $    (504,902) $  (1,315,053) $   4,421,065
Earnings (loss) per common share....................................  $        (.07) $        (.19) $         .61
Working capital.....................................................  $  20,679,872  $  19,003,211  $  24,968,251
Current ratio.......................................................       2.9 to 1       2.5 to 1       2.9 to 1
Debt to total capitalization........................................           20.4%          21.4%          27.1%
Return on equity....................................................          (1.2)%         (2.9)%          10.0%
Book value per share................................................  $        6.41  $        6.38  $        6.56
Common shareholders.................................................          2,500          2,500          2,600
Common shares outstanding...........................................      6,688,102      7,019,002      7,089,552
Employees...........................................................            675            665            823
                                                                      -------------  -------------  -------------

SELECTED FINANCIAL DATA
TRC Companies, Inc. and subsidiaries

In thousands (except per share data)

FOR THE YEARS ENDED JUNE 30,                                   1997       1996       1995       1994       1993
-----------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Gross revenue..............................................  $  68,506  $  76,999  $  93,013  $  81,658  $  67,827
  Less subcontractor costs and direct charges..............     17,718     16,981     21,200     20,655     15,928
                                                             ---------  ---------  ---------  ---------  ---------
Net service revenue........................................     50,788     60,018     71,813     61,003     51,899
                                                             ---------  ---------  ---------  ---------  ---------
Operating costs and expenses:
  Salaries and other direct costs of services..............     44,270     54,388     56,353     51,039     46,554
  General and administrative expenses......................      3,565      3,950      3,965      3,738      3,292
  Depreciation and amortization............................      2,789      2,896      3,037      2,434      1,901
  Costs related to disposed business.......................     --         --         --         --          4,149
                                                             ---------  ---------  ---------  ---------  ---------
                                                                50,624     61,234     63,355     57,211     55,896
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) from operations..............................        164     (1,216)     8,458      3,792     (3,997)
Interest expense...........................................        829        906      1,399        466         71
Other income, net..........................................     --         --            (15)       (58)       (86)
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) before taxes.................................       (665)    (2,122)     7,074      3,384     (3,982)
Federal and state income tax provision (benefit)...........       (160)      (807)     2,653      1,241     (1,084)
                                                             ---------  ---------  ---------  ---------  ---------
Net income (loss)..........................................      $(505)   $(1,315)  $  4,421  $   2,143     (2,898)
                                                             ---------  ---------  ---------  ---------  ---------
Earnings (loss) per common share...........................      $(.07)     $(.19)      $.61       $.32      $(.45)
                                                             ---------  ---------  ---------  ---------  ---------
Weighted average number of common and common equivalent
  shares outstanding.......................................      6,741      7,078      7,208      6,789      6,462
                                                             ---------  ---------  ---------  ---------  ---------
Cash dividends declared....................................       None       None       None       None       None
                                                             ---------  ---------  ---------  ---------  ---------
Balance Sheet at June 30,
  Total assets.............................................  $  62,290  $  64,235  $  73,815  $  75,951  $  46,477
                                                             ---------  ---------  ---------  ---------  ---------
  Long-term debt...........................................  $   7,000  $  12,200  $  17,200  $  22,080  $     140
                                                             ---------  ---------  ---------  ---------  ---------
  Shareholders' equity.....................................  $  42,844  $  44,748  $  46,538  $  41,984  $  33,607
                                                             ---------  ---------  ---------  ---------  ---------
  Book value per share.....................................  $    6.41  $    6.38  $    6.56  $    5.94  $    5.17
                                                             ---------  ---------  ---------  ---------  ---------

Revenue and Earnings by Quarter (Unaudited)


IN THOUSANDS (EXCEPT PER SHARE DATA)                                       1ST        2ND        3RD        4TH
----------------------------------------------------------------------  ---------  ---------  ---------  ---------
Fiscal 1997
Gross revenue.........................................................  $  18,029  $  17,210  $  15,874  $  17,393
Net service revenue...................................................     13,385     12,725     11,868     12,810
Income (loss) from operations.........................................        535        395       (786)        20
Income (loss) before taxes............................................        338        193       (989)      (207)
Net income (loss).....................................................  $     209  $     120  $    (613) $    (221)
Earnings (loss) per common share......................................  $     .02  $     .03  $    (.09) $    (.03)
Fiscal 1996 (1)
Gross revenue.........................................................  $  20,019  $  19,960  $  19,422  $  17,598
Net service revenue...................................................     16,247     15,380     14,809     13,582
Income (loss) from operations.........................................     (1,453)     1,102       (529)      (336)
Income (loss) before taxes............................................     (1,708)       869       (741)      (542)
Net income (loss).....................................................  $  (1,059) $     539   $   (455) $    (340)
Earnings (loss) per common share......................................  $    (.15) $     .08   $   (.06) $    (.05)


    Management's Discussion and Analysis of Results of Operations and Financial Condition

    The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

OVERVIEW

    The Company provides a broad range of environmental engineering, consulting and remediation services, specializing in all areas of air pollution control, solid and hazardous waste management, risk assessment, process and traffic engineering, and natural and cultural resources management, and related services. In addition, the Company, through its instrumentation subsidiary, develops and manufactures air monitoring instrumentation. The Company's services and produtcts are provided to commercial organizations and government agencies primarily in the U.S. market.

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

    The following table presents the percentage relationships of certain items in the consolidated statements of operations to net service revenue:

YEARS ENDED JUNE 30,                                                                         1997       1996       1995
-----------------------------------------------------------------------------------------  ---------  ---------  ---------
Net service revenue......................................................................      100.0%     100.0%     100.0%
                                                                                           ---------   ---------  ---------
Operating costs and expenses:
 Salaries and other direct costs of services.............................................       87.2       90.6(1)    78.5
 General and administrative expenses.....................................................        7.0        6.6        5.5
 Depreciation and amortization...........................................................        5.5        4.8        4.2
                                                                                           ---------   ---------   ---------
Income (loss) from operations ...........................................................         .3       (2.0)(1)   11.8
Interest expense.........................................................................        1.6        1.5        1.9
                                                                                           ---------   ---------   ---------
Income (loss) before taxes...............................................................       (1.3)      (3.5)       9.9
Federal and state income tax provision (benefit) ........................................        (.3)      (1.3)       3.7
                                                                                           ---------   ---------   ---------
Net income (loss)........................................................................       (1.0)%     (2.2)%      6.2%
                                                                                           ---------   ---------   ---------
                                                                                           ---------   ---------   ---------

------------------------
(1) 83.3% and 5.3%, respectively, before operating charges.

1997 Compared to 1996

    Net service revenue decreased by 15.4% in fiscal 1997 to $50.8 million, from $60 million in fiscal 1996. The decrease was primarily due to the continued weak environmental services market resulting from regulatory uncertainty and budget reductions in federal enforcement spending, which has led to overall lower levels of expenditures by industry for environmental engineering and remedial services, coupled with greater competition and capacity for available work. For the first time in two years, net service revenue began trending upwards in the fourth quarter of fiscal 1997, compared to the third quarter of fiscal 1997. The Company believes that the larger revenue declines experienced during the past two years are not expected to recur in the near future.

    Salaries and other direct costs of services decreased by 18.6% or $10.1 million in fiscal 1997, as compared to fiscal 1996. This decrease was primarily due to the $4.4 million operating charges recorded in fiscal 1996 and the result of cost reduction efforts. The operating charges were related to staff reductions, excess lease capacity and increased allowances for receivables and inventories.

    In connection with the $4.4 million operating charges recorded in fiscal 1996, approximately $.4 million and $3.7 million were charged against the accrual in fiscal 1997 and 1996, respectively. At June 30, 1997, remaining liabilities of approximately $.3 million were included in other accrued liabilities.

    General and administrative expenses decreased by 9.7% in fiscal 1997, as compared to fiscal 1996, primarily due to continued cost reduction efforts.

    Depreciation and amortization decreased by 3.7% in fiscal 1997, compared to fiscal 1996. This decrease was due to the comparative reduction in expenditures for equipment in fiscal 1997 and 1996, combined with the effect of other equipment that became fully depreciated.

    The Company reported income from operations of $.2 million in fiscal 1997, compared to a loss from operations of $1.2 million in fiscal 1996. The loss in fiscal 1996 included operating charges of $4.4 million, while the results for fiscal 1997 were adversely affected by the impact of the continued reduction in net service revenue.

    Interest expense decreased in fiscal 1997 by 8.5%, compared to fiscal 1996. This decrease resulted primarily from lower levels of debt outstanding.

    The provision (benefit) for federal and state income taxes for fiscal 1997 was recorded at an effective rate of approximately 24%. The effective tax rate on losses decreased from 38% in fiscal 1996 to 24% in fiscal 1997, primarily due to foreign taxes paid for which a foreign tax credit was not available. The tax benefit of fiscal 1997 federal losses will be realized through the carryback of such losses to prior years. The Company believes that there will be sufficient taxable income in the carryforward periods to enable utilization of the deferred tax benefits.

1996 Compared to 1995

    The Company reported a net loss in fiscal 1996 of $1.3 million or $.19 per share, compared to net income of $4.4 million or $.61 per share in fiscal 1995. The loss included charges of $4.4 million (approximately $2.8 million after taxes) related to reductions in staff, the closing of certain offices, excess lease costs and increased allowances for receivables and inventories. These charges were necessary because of the continued weak environmental services market resulting from regulatory uncertainty and anticipated reductions in federal enforcement spending, which has led to overall lower levels of expenditures by industry for environmental engineering and remedial services, coupled with greater competition and capacity for available work.

    Net service revenue decreased by 16.4% in fiscal 1996 to $60 million, from $71.8 million in fiscal 1995. The decrease was primarily due to the weak commercial hazardous waste engineering market resulting from regulatory uncertainty and anticipated reductions in federal enforcement spending and the reduction in services to the federal government.

    Salaries and other direct costs of services decreased by 3.5% or $2.0 million in fiscal 1996, as compared to fiscal 1995. Although partially offset by the $4.4 million operating charges recorded during the year, this decrease was the direct result of continued cost reduction efforts taken to align resources with business conditions.

    General and administrative expenses decreased by .4% in fiscal 1996, as compared to fiscal 1995, primarily due to continued cost reduction efforts.

    Depreciation and amortization decreased by 4.6% in fiscal 1996, as compared to fiscal 1995. This decrease was due to the comparative reduction in expenditures for equipment in fiscal 1996 and 1995, combined with the effect of other equipment which became fully depreciated.

    The Company reported a loss from operations of $1.2 million in fiscal 1996, compared to income from operations of $8.5 million in fiscal 1995. The loss was the direct result of the operating charges recorded during fiscal 1996 and the impact of the reduction in net service revenue.

    Interest expense decreased in fiscal 1996 to $.9 million, from $1.4 million last year. The decrease resulted from lower levels of debt outstanding at lower rates of interest.

    The provision (benefit) for federal and state income taxes for fiscal 1996 was recorded at an effective rate of approximately 38%. The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and believes that there will be sufficient taxable income in the carryforward periods to enable utilization of the deferred tax benefits.

IMPACT OF INFLATION

    The Company's operations have not been materially affected by inflation or changing prices because of the short-term nature of many of its contracts, and the fact that most contracts of a longer term are subject to adjustment or have been priced to cover anticipated increases in labor and other costs.

LIQUIDITY AND CAPITAL RESOURCES

    The Company relies on cash provided by operations and borrowings based upon the strength of its balance sheet to fund operations. The Company's liquidity is assessed in terms of its overall ability to generate cash to fund its operating and investing activities, and to reduce debt. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels and an adequate bank line of credit.

    Cash flows from operating activities decreased by $1.8 million in fiscal 1997, compared to the prior year. Although operating results improved in fiscal 1997, results in the prior year included $2.6 million of non-cash charges primarily for receivables and inventories. Additionally, there was a reduction in accounts receivable collections in fiscal 1997, compared to last year.

    Cash used for investing activities increased $.4 million in fiscal 1997, compared to the prior year, primarily related to additions to property and equipment, net of disposals, and an increase in other assets. The Company made capital expenditures of approximately $.6 million in fiscal 1997 and expects to make capital expenditures of approximately $.5 million in fiscal 1998.

    Cash used for financing activities decreased by $2.8 million in fiscal 1997, compared to the prior year. The decrease relates to lower repayments of debt in fiscal 1997, partially offset by the purchase of treasury stock.

    The Company relies on its bank financing arrangement to assist in funding various operating and financing activities. On August 25, 1997, the Company entered into an amendment to the revolving credit agreement which expires June 30, 1998. Under the amended terms, the Company has available a $7 million credit facility secured by accounts receivable that will reduce quarterly to $4 million at June 30, 1998. Borrowings under the amended agreement will bear interest at the bank's base rate or the Eurodollar rate plus 2%. The amended agreement requires the Company to meet certain financial ratios beginning with the quarter ending September 30, 1997. At June 30, 1997, outstanding borrowings pursuant to the agreement were $4 million, at an average interest rate of 6.5%. The Company expects to repay a substantial portion of the outstanding balance over the next year from available cash flow.

    The Company did not make the $7 million final principal payment due March 21, 1997 on the 5 3/4% subordinated note issued in March 1994 in connection with the acquisition of Environmental Solutions, Inc. As a result, the note has been amended extending the payment term and increasing the interest rate to the greater of the interest rate paid on the Company's bank debt or 7 3/4%. The outstanding balance at June 30, 1997 will be repaid in two equal installments of $3.5 million on July 1, 1998 and 1998.

    The Company expects to increase its available cash flow over the next year primarily from cost reduction efforts, which included the elimination of certain senior management staff and their associated salaries and expenses, and from reductions in working capital derived mainly from the collection of accounts receivable. The Company believes that cash generated from operations, the cash on hand at June 30, 1997 and available borrowings under the revolving credit agreement will be sufficient to meet the Company's cash requirements for fiscal 1998. Upon termination of the revolving credit agreement on June 30, 1998, the Company expects to renew or replace the agreement.

    In fiscal 1997, the Company acquired 381,900 shares of its common stock for approximately $1.6 million, pursuant to a 500,000 share stock repurchase program announced in February 1996. A total of 459,000 shares were repurchased under this program before it was suspended.

OTHER MATTERS

    On April 1, 1997, based on the recommendation of a Special Committee of the outside board members of the Company, the Board elected Richard D. Ellison, Ph.D., P.E., as Chairman of the Board, President and Chief Executive Officer. In addition to assuming these new roles at TRC Companies, Inc., Dr. Ellison continues in his present position as President of TRC Environmental Solutions, Inc., a subsidiary of the Company. Vincent A. Rocco, former Chairman and Chief Executive Officer, and Bruce D. Cowen, former President and Director, had resigned. The Special Committee was formed on March 28, 1997 by the Board to investigate the allegations of improper exercising of stock options and other matters by Messrs. Rocco and Cowen. The Special Committee conducted its investigation with the assistance of outside counsel and accountants who had no prior affiliation with the Company, and also consulted with the Company's independent accountants. The investigation revealed no circumstances that had any material effect on the Company's historical audited financial statements.

    The Company has entered into agreements with Messrs. Rocco and Cowen under which they have agreed to reimburse the Company fully for the Company's damages related to their exercise of excess stock options and their travel and entertainment expenses in excess of Company policy. The final amount of damages is now being determined by binding arbitration. At June 30, 1997, costs incurred in connection with the investigation were approximately $.8 million and are included in prepaid expenses and other current assets. The Company believes that the amount of reimbursement from Messrs. Rocco and Cowen will be sufficient to recover the costs carried at June 30, 1997.

NEW ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (FAS
128), which establishes new standards for computing and presenting earnings per share requiring the presentation of basic and diluted earnings per share. FAS 128 is effective for the Company beginning with the fiscal quarter ending December 31, 1997, including restatement of prior periods; earlier application is not permitted. If earnings (loss) per share for the fiscal years ended June 30, 1997 and 1996 had been computed under FAS 128, the per share amounts of basic and diluted earnings (loss) per share would have been the same as reported.

    In June 1997, Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (FAS 130), was issued and establishes standards for reporting and displaying comprehensive income and its components. FAS 130 requires comprehensive income and its components, as recognized under the accounting standards, to be displayed in a financial statement with the same prominence as other financial statements. The Company plans to adopt the standard beginning in fiscal 1999, as required. Adoption is not expected to have a material impact on the financial position or results of operations of the Company.

    Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, also issued in June 1997, establishes new standards for reporting information about operating segments in annual and interim financial statements. The standard also requires descriptive information about the way the operating segments are determined, the products and services provided by the segments and the nature of differences between reportable segment measurements and those used for the consolidated enterprise. This standard will be effective for the Company in fiscal 1999. Adoption in interim financial statements is not required until the year after initial adoption; however, comparative prior period information is required. Adoption is not expected to have a material impact on the financial position or results of operations of the Company.

FORWARD-LOOKING STATEMENTS

    This report contains forward-looking statements that describe the Company's business prospects. These statements involve risks and uncertainties including, but not limited to, regulatory uncertainty, funding for government projects, level of demand for the Company's services, product acceptance, industry-wide competitive factors and political, economic or other conditions. Furthermore, market trends are subject to changes which could adversely affect future results.

CONSOLIDATED STATEMENTS OF OPERATIONS
TRC Companies, Inc. and subsidiaries

FOR THE YEARS ENDED JUNE 30,                                              1997           1996           1995
--------------------------------------------------------------------  -------------  -------------  -------------
Gross revenue.......................................................  $  68,506,377  $  76,999,021  $  93,013,053
 Less subcontractor costs and direct charges........................     17,717,944     16,980,826     21,200,380
                                                                      -------------  -------------  -------------
Net service revenue.................................................     50,788,433     60,018,195     71,812,673
                                                                      -------------  -------------  -------------
Operating costs and expenses:
 Salaries and other direct costs of services........................     44,270,255     54,388,351     56,353,248
 General and administrative expenses................................      3,565,348      3,949,996      3,964,625
 Depreciation and amortization......................................      2,788,560      2,896,046      3,037,260
                                                                      -------------  -------------  -------------
                                                                         50,624,163     61,234,393     63,355,133
                                                                      -------------  -------------  -------------
Income (loss) from operations.......................................        164,270     (1,216,198)     8,457,540
Interest expense....................................................        829,172        905,855      1,399,288
Other income, net...................................................       --             --              (15,813)
                                                                      -------------  -------------  -------------
Income (loss) before taxes..........................................       (664,902)    (2,122,053)     7,074,065
Federal and state income tax provision (benefit)....................       (160,000)      (807,000)     2,653,000
                                                                      -------------  -------------  -------------
Net income (loss)...................................................  $    (504,902) $  (1,315,053) $   4,421,065
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Earnings (loss) per common share..................................... $        (.07) $        (.19) $         .61
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Weighted average number of common and common equivalent shares
  outstanding.......................................................      6,741,131      7,077,845      7,207,650
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
TRC Companies, Inc. and subsidiaries

AS OF JUNE 30,                                                                             1997           1996
-------------------------------------------------------------------------------------  -------------  ------------
Assets
Current assets:
 Cash and cash equivalents...........................................................  $   1,020,065  $  1,321,524
 Accounts receivable, less allowance for doubtful accounts...........................     26,539,226    27,977,190
 Inventories.........................................................................      1,092,391       915,336
 Income taxes refundable.............................................................        598,677       --
 Deferred income tax benefits........................................................        884,000     1,219,000
 Prepaid expenses and other current assets...........................................      1,324,114       444,583
                                                                                       -------------  ------------
                                                                                          31,458,473    31,877,633
                                                                                       -------------  ------------
Property and equipment:
 Furniture and equipment.............................................................     18,839,801    18,304,956
 Leasehold improvements..............................................................      1,455,895     1,362,378
                                                                                       -------------  ------------
                                                                                          20,295,696    19,667,334
 Less accumulated depreciation and amortization......................................     15,596,670    13,802,300
                                                                                       -------------  ------------
                                                                                           4,699,026     5,865,034
                                                                                       -------------  ------------
Costs in excess of net assets of acquired businesses, net of accumulated amortization
  of $3,559,985 and $2,648,246, respectively.........................................     25,310,445    25,903,615
                                                                                       -------------  ------------
Other assets.........................................................................        822,315       588,407
                                                                                       -------------  ------------
                                                                                         $62,290,259  $64,234,689
                                                                                       -------------  ------------
                                                                                       -------------  ------------
Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of debt.............................................................  $   4,000,000  $  7,000,000
 Accounts payable....................................................................      2,740,240     2,209,401
 Accrued compensation and benefits...................................................      2,508,369     2,542,809
 Income taxes payable................................................................       --              53,431
 Other accrued liabilities...........................................................      1,529,992     1,068,781
                                                                                       -------------  ------------
                                                                                          10,778,601    12,874,422
                                                                                       -------------  ------------
Non-current liabilities:
 Long-term debt......................................................................      7,000,000     5,200,000
 Accrued lease obligations...........................................................       --              96,480
 Deferred income taxes...............................................................      1,668,000     1,316,000
                                                                                       -------------  ------------
                                                                                           8,668,000     6,612,480
                                                                                       -------------  ------------
Commitments and Contingencies (Notes 6 and 8)

Shareholders' equity:
 Capital stock:
 Preferred, $.10 par value; 500,000 shares authorized, none issued...................       --             --
 Common, $.10 par value; 30,000,000 shares authorized, 7,316,755 and 7,265,755 shares
  issued at June 30, 1997 and 1996, respectively....................................        731,675       726,575
 Additional paid-in capital..........................................................     38,093,644    37,894,744
 Retained earnings...................................................................      6,915,342     7,420,244
                                                                                       -------------  ------------
                                                                                          45,740,661    46,041,563
 Less treasury stock, at cost........................................................      2,897,003     1,293,776
                                                                                       -------------  ------------
                                                                                          42,843,658    44,747,787
                                                                                       -------------  ------------
                                                                                         $62,290,259   $64,234,689
                                                                                       -------------  ------------
                                                                                       -------------  ------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TRC Companies, Inc. and subsidiaries

FOR THE YEARS ENDED JUNE 30,                                                  1997         1996         1995
------------------------------------------------------------------------  ------------  -----------  -----------
Cash flows from operating activities:
 Net income (loss)...........................................              $(504,902)   $(1,315,053)  $ 4,421,065
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization.............................              2,788,560      2,896,046     3,037,260
   Change in deferred taxes and other non-cash items.........                367,994       (689,922)      927,446
   Changes in assets and liabilities, net of effects from acquisitions:
    Accounts receivable......................................              1,880,004      4,329,675        88,148
    Inventories..............................................               (177,055)     1,015,043      (212,249)
    Prepaid expenses and other current assets................               (792,163)       (46,396)      263,780
    Accounts payable.........................................                397,510       (779,619)      129,480
    Accrued compensation and benefits........................               (118,459)      (388,121)     (500,511)
    Income taxes.............................................               (652,108)      (535,888)     (172,957)
    Accrued costs related to disposed business...............                   --          (37,492)     (937,471)
    Other accrued liabilities................................                 73,349        589,371      (833,228)
                                                                          ------------   -----------   ------------
Net cash provided by operating activities....................              3,262,730      5,037,644     6,210,763
                                                                          ------------   -----------   ------------
Cash flows from investing activities:
 Additions to property and equipment.........................               (643,213)      (585,304)   (1,283,547)
 Disposal of equipment, net..................................                 19,744        165,089       148,440
 Decrease (increase) in other assets.........................               (137,493)        80,847      (176,840)
                                                                          ------------   -----------   ------------
Net cash used in investing activities........................               (760,962)      (339,368)   (1,311,947)
                                                                          ------------   -----------   -----------
Cash flows from financing activities:
 Repayments of debt, net.....................................             (1,200,000)    (5,000,000)   (4,880,000)
 Purchase of treasury stock..................................             (1,603,227)      (515,550)        --
 Proceeds from exercise of stock options.....................                  --            38,481        94,453
 Principal repayments under capitalized lease obligations....                  --           (80,447)     (176,649)
                                                                          ------------   -----------   -----------
Net cash used in financing activities........................             (2,803,227)    (5,557,516)   (4,962,196)
                                                                          ------------   -----------   -----------
Decrease in cash and cash equivalents........................               (301,459)      (859,240)      (63,380)
Cash and cash equivalents, beginning of year.................              1,321,524      2,180,764     2,244,144
                                                                          ------------   -----------   -----------
Cash and cash equivalents, end of year.......................           $  1,020,065    $ 1,321,524   $ 2,180,764
                                                                          ------------   -----------   -----------
Supplemental cash flow information:
 Interest paid...............................................           $    757,193    $   867,467   $ 1,384,156
 Income taxes paid (refunded)................................               (118,631)       276,993     1,807,279
                                                                          ------------   -----------   -----------
                                                                          ------------   -----------   -----------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
TRC Companies, Inc. and subsidiaries
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                              COMMON STOCK ISSUED                                     TREASURY STOCK
                                             ----------------------   ADDITIONAL                  ----------------------
                                               NUMBER                   PAID-IN       RETAINED     NUMBER
                                             OF SHARES     AMOUNT       CAPITAL       EARNINGS    OF SHARES    AMOUNT
                                             ----------  ----------  -------------  ------------  ---------  -----------
Balances, June 30, 1994....................   7,241,289  $  724,129  $  37,723,430  $  4,314,232    169,653  $  (778,226)
Exercise of stock options..................      15,582       1,558         92,895       --          --          --
Income tax benefit from stock option
  transactions.............................      --          --             14,000       --          --          --
Issuance of common stock in connection with
  business acquired........................       2,334         233         24,767       --          --          --
Net income.................................      --          --           --           4,421,065     --          --
                                             ----------  ----------  -------------  ------------  ---------  -----------
Balances, June 30, 1995....................   7,259,205     725,920     37,855,092     8,735,297    169,653     (778,226)
Purchase of treasury stock.................      --          --           --             --          77,100     (515,550)
Exercise of stock options..................       6,550         655         37,826       --          --          --
Income tax benefit from stock option
  transactions.............................      --          --              1,826       --          --          --
Net loss...................................      --          --           --          (1,315,053)    --          --
                                             ----------  ----------  -------------  ------------  ---------  -----------
Balances, June 30, 1996....................   7,265,755     726,575     37,894,744     7,420,244    246,753   (1,293,776)
Issuance of common stock in connection with
  business acquired........................      51,000       5,100        198,900       --          --          --
Purchase of treasury stock.................      --          --           --             --         381,900   (1,603,227)
Net loss...................................      --          --           --            (504,902)    --          --
                                             ----------  ----------  -------------  ------------  ---------  -----------
Balances, June 30, 1997....................   7,316,755  $  731,675  $  38,093,644  $  6,915,342    628,653  $(2,897,003)
                                             ----------  ----------  -------------  ------------  ---------  -----------
                                             ----------  ----------  -------------  ------------  ---------  -----------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRC COMPANIES, INC. AND SUBSIDIARIES

Note 1. ACCOUNTING POLICIES

    A. The consolidated financial statements include the Company and its wholly owned subsidiaries, after elimination of intercompany accounts and transactions. Certain financial statement items have been reclassified to conform to the current year's format.

    B. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    C. Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

    The components of inventories at June 30, 1997 and 1996 were as follows:

                                                                                              1997         1996
                                                                                          ------------  ----------
Materials and supplies..................................................................  $    637,147  $  539,054
Work-in-process.........................................................................        33,552      60,787
Finished goods..........................................................................       421,692     315,495
                                                                                          ------------  ----------
                                                                                          $  1,092,391  $  915,336
                                                                                          ------------  ----------
                                                                                          ------------  ----------

    D. Property and equipment are stated on the basis of cost, including costs which bring the equipment into operation. Major improvements and betterments to existing equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

    The Company provides for depreciation of property and equipment on the straight-line method using estimated useful lives of 3 to 10 years. Accelerated methods are used for income tax purposes.

    E. Leasehold improvements are amortized over the lives of the various leases or the useful lives of the improvements, whichever is shorter.

    F. Costs in excess of the fair value of net assets of acquired businesses are primarily amortized over 30 years on a straight-line basis. On a periodic basis, the Company reassesses the appropriateness of both the carrying value and remaining life of these costs. Such reassessments are computed using forecasted cash flows, on an undiscounted basis, and other factors.

    G. Revenue on engineering and consulting contracts is recognized as the services are performed and the related costs are incurred. Revenue is recognized from sales of instruments when the product is shipped.

    The Company makes revisions in its cost estimates as required during the course of performing contracts; the impact of such revisions is reflected in the accounting periods in which the relevant facts become known.

    H. Research and development costs are charged to operations as incurred and amounted to approximately $190,000, $283,000 and $204,000 in fiscal 1997, 1996 and 1995, respectively.

    I. The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting For Stock Issued to Employees (APB25) and related interpretations in accounting for stock options

    J. The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the carrying amounts and tax bases of assets and liabilities.

    K. Earnings per common share are based upon the weighted average number of common shares outstanding and, when dilutive, outstanding warrants and stock options are included as common share equivalents using the treasury stock method.

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share (FAS
128), which establishes new standards for computing and presenting earnings per share requiring the presentation of basic and diluted earnings per share. FAS 128 is effective for the Company beginning with the fiscal quarter ending December 31, 1997, including restatement of prior periods; earlier application is not permitted. If earnings (loss) per share for the fiscal years ended June 30, 1997 and 1996 had been computed under FAS 128, the per share amounts of basic and diluted earnings (loss) per share would be the same as reported

    L. The Company has 401(k) savings plans covering substantially all employees. The Company's contributions to the plans were approximately $543,000, $661,000 and $721,000 in fiscal 1997, 1996, and 1995, respectively.
The Company does not have any employee benefit plans that provide post-retirement or post-employment benefits.

    M. Cash, accounts receivable, accounts payable, accrued liabilities and the Company's subordinated note as reflected in the financial statements are reasonable estimates of their fair value because of the short-term maturity of those instruments.

    The carrying amount of the Company's note payable pursuant to its revolving credit agreement approximates fair value because the interest rate on this instrument changes with market interest rates.

Note 2. BUSINESS ACTIVITIES

    The Company conducts its activities under one business segment which involves providing engineering and consulting services primarily in the areas of air pollution control, solid and hazardous waste management, risk assessment, process and traffic engineering, and natural and cultural resources management. In addition, the Company through its instrumentation subsidiary, develops and manufactures air monitoring instrumentation. The Company's services and products are provided to commercial organizations and governmental agencies primarily in the U.S. market.

Note 3. ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 1997 and 1996 are comprised of the following:

                                                                                         1997           1996
                                                                                     -------------  -------------
Amounts billed.....................................................................  $  20,026,212  $  22,320,356
Unbilled costs.....................................................................      8,103,445      7,402,002
Retainage..........................................................................        709,569        754,832
                                                                                     -------------  -------------
                                                                                        28,839,226     30,477,190

Less allowance for doubtful accounts...............................................      2,300,000      2,500,000
                                                                                     -------------  -------------
                                                                                     $  26,539,226  $  27,977,190
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    Management expects that substantially all unbilled costs will be billed and collected in the subsequent year. Retainage represents amounts billed but not paid by the client which, pursuant to the contract, are due upon completion and acceptance by the client.

    Net service revenue from contracts with U.S. Government agencies amounted to approximately $10,998,000, $10,418,000 and $11,135,000 in fiscal 1997,
1996 and 1995, respectively.

Note 4. DEBT

Debt at June 30, 1997 and 1996 is comprised of the following:

                                                                                            1997          1996
                                                                                        ------------  ------------
Note payable -- revolving credit agreement............................................  $  4,000,000  $  5,200,000
Subordinated note.....................................................................     7,000,000     7,000,000
                                                                                        ------------  ------------
                                                                                          11,000,000    12,200,000
Less current portion..................................................................     4,000,000     7,000,000
                                                                                        ------------  ------------
Long-term debt........................................................................  $  7,000,000  $  5,200,000
                                                                                        ------------  ------------
                                                                                        ------------  ------------

    At June 30, 1997, borrowings outstanding pursuant to the revolving credit agreement with a commercial bank were $4,000,000 at an average interest rate of 6.5%. The Company did not meet certain financial covenants at June 30, 1997 related to interest coverage and profitability. On August 25, 1997, the Company entered into an amendment to the agreement, which expires June 30, 1998. Under the amended agreement, the Company has available a $7,000,000 credit facility secured by accounts receivable that will reduce quarterly to $4,000,000 at June 30, 1998. Borrowings under the amended agreement will bear interest at the bank's base rate or the Eurodollar rate plus 2%. The Company will pay a commitment fee of .5% on the unused portion of the facility. The amended agreement requires the Company to meet certain financial ratios beginning with the quarter ending September 30, 1997.

    The Company did not make the $7,000,000 final principal payment due March 21, 1997 on the 5 3/4% subordinated note issued in March 1994, in connection with the acquisition of Environmental Solutions, Inc. As a result, the note has been amended extending the payment term and increasing the interest rate to the greater of the interest paid on the bank debt or 7 3/4%. In addition, warrants to purchase 50,000 shares of the Company's common stock were issued to the noteholder, exercisable at $4.50 per share and expiring July 11, 2000. The outstanding balance at June 30, 1997 will be repaid in two equal installments of $3,500,000 on July 1, 1998 and 1999.

Note 5. FEDERAL AND STATE INCOME TAXES

    The federal and state income tax provision (benefit) for fiscal 1997, 1996 and 1995 consists of the following:


                                                                                  1997         1996         1995
                                                                                ------------  ---------   -------------
Current:
 Federal......................................................................    $(798,000)  $(375,000)  $ 1,116,480
 State........................................................................       10,000      18,000       410,520
 Foreign......................................................................          --      102,000          --
Deferred:
 Federal......................................................................      623,000    (555,000)      987,000
 State........................................................................        5,000       3,000       139,000
                                                                               -------------  ----------  ------------
                                                                                  $(160,000)  $(807,000)  $ 2,653,000
                                                                               -------------- ----------  ------------
                                                                               -------------- ----------  ------------

    Deferred income taxes represent the tax effect of transactions which are reported in different periods for financial and tax reporting purposes. Temporary differences and carryforwards which give rise to a significant portion of deferred income tax benefits (liabilities) are as follows:

                                                                              1997           1996            1995
                                                                            ----------    ----------     -----------
Deferred income tax benefits:
 Doubtful accounts and other accruals...................................... $   719,000   $ 1,026,000   $   619,875
 Costs related to disposed business........................................        --           --           14,250
 Adjustment of inventories and contracts to tax basis......................     138,000        79,000       171,750
 Other, net................................................................      27,000       114,000       358,827
                                                                            -----------  -------------  ------------
                                                                            $   884,000   $ 1,219,000   $ 1,164,702
                                                                            -----------  -------------  ------------
Deferred income tax liabilities:
 Depreciation and amortization............................................. $(1,553,000)  $(1,422,000)  $(1,040,400)
 Accrued lease obligations.................................................      97,000       254,000       175,100
 Other, net................................................................    (212,000)     (148,000)     (161,310)
                                                                            -----------  -------------  ------------
                                                                            $(1,668,000)  $(1,316,000)  $(1,026,610)
                                                                            -----------  -------------  ------------
                                                                            -----------  -------------  ------------

    A reconciliation of the federal statutory and the Company's effective income tax rates follows:

                                                                                              1997       1996       1995
                                                                                            ---------  ---------  ---------
Statutory rate............................................................................    (34.0)%    (34.0)%    34.0%
Foreign taxes for which a foreign tax credit was not available............................     10.1        --          --
State taxes, net of federal tax benefit...................................................      1.7         .6       5.2
Other, net................................................................................     (1.8)      (4.6)     (1.7)
                                                                                            ---------   ---------  ---------
Effective income tax rate.................................................................    (24.0)%    (38.0)%    37.5%
                                                                                            ---------   ---------  ---------
                                                                                            ---------   ---------  ---------

Note 6. LEASE COMMITMENTS

    The Company has commitments at June 30, 1997 under noncancelable operating leases primarily for office and warehouse space and for computer and office equipment. Rental payments charged to operations in fiscal 1997, 1996 and 1995 were approximately $4,179,000, $4,526,000 and $4,517,000, respectively. Certain leases for office and warehouse space require payments for expenses under escalation clauses. In addition, the Company subleases space in certain of its offices. Sublease receipts credited to operations in fiscal 1997 amounted to approximately $548,000 and future sublease receipts as of June 30, 1997 are approximately $1,682,000 in the aggregate.

    Minimum future lease obligations payable in future fiscal years are as follows:

YEAR ENDING JUNE 30,
---------------------------------------------------------------------------------------------------
1998..............................................................................................   $  3,950,000
1999..............................................................................................      3,213,000
2000..............................................................................................      2,548,000
2001..............................................................................................      1,243,000
2002..............................................................................................        392,000
2003 and thereafter...............................................................................       --
                                                                                                     -------------
                                                                                                     $ 11,346,000
                                                                                                     -------------
                                                                                                     -------------

Note 7. STOCK OPTIONS

    The Company's non-qualified stock option plan for employees and directors, as amended, authorizes the granting of options, including performance based options, with exercise prices at no less than the fair market value of the common stock on the date such options are granted. The exercisable option period is fixed by the Compensation Committee of the Board of Directors at the time of grant, but cannot exceed ten years and generally begins one year after the date of grant. No accounting recognition is given to stock options until they are exercised, at which time the proceeds are credited to the capital accounts. The Company receives a tax benefit upon exercise of these options in an amount equal to the difference between the option price and the fair market value of the common stock. Tax benefits related to stock options are credited to additional paid-in capital when realized for financial reporting purposes.

    Additionally, in fiscal 1997 the Company granted options to purchase 516,600 shares of common stock that are contingent upon the attainment of certain performance goals in fiscal 1998, expiring eight years from the grant date.

    The Company had a separate stock option plan for directors who were not employees. In fiscal 1997, the stock option plan for directors was terminated and the stock option plan for employees was amended to include directors. As a result, the 12,000 options outstanding under the directors' plan at the time of termination were transferred to the stock option plan for employees.

    A summary of stock option activity for the three years ended June 30, 1997 follows:

                                                                    1997                    1996                     1995
                                                            ---------------------  -----------------------  ----------------------
                                                                         AVERAGE                 AVERAGE                 AVERAGE
FOR THE YEARS ENDED JUNE 30,                                 OPTIONS      PRICE     OPTIONS       PRICE      OPTIONS      PRICE
----------------------------------------------------------  ----------  ---------  ----------  -----------  ---------  -----------
Outstanding options, beginning of year....................     577,959  $    6.86     772,311   $    9.36     693,424   $    9.20
Granted...................................................     736,600       3.66     401,139        7.06     129,600        9.96
Exercised.................................................      --         --          (6,550)       5.88     (15,582)       6.06
Canceled..................................................    (588,207)      6.00    (588,941)      10.28     (35,131)       9.95
Transfer from directors' plan.............................      12,000       8.88      --          --          --          --
                                                            ----------  ---------  ----------       -----   ---------       -----
Outstanding options, end of year..........................     738,352  $    4.38     577,959   $    6.86     772,311   $    9.36
                                                            ----------  ---------  ----------       -----   ---------       -----
Options exercisable at end of year........................      80,536  $    7.52     226,817   $    6.58     459,409   $    9.22
                                                            ----------  ---------  ----------       -----   ---------       -----
Options available for future grants.......................     848,591                496,984                 309,182
                                                            ----------             ----------               ---------
                                                            ----------             ----------               ---------

    The following table summarizes information about outstanding stock options at June 30, 1997:


                        OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                -----------------------------------  ------------------------
                             AVERAGE      AVERAGE                   AVERAGE
EXERCISE PRICE   SHARES       PRICE        TERM        SHARES        PRICE
--------------  ---------  -----------  -----------  -----------  -----------
$3.50--$4.25...   574,100     $3.55        7.46          --            --
 6.00--10.38...   164,252      7.29        3.28        80,536        $7.52

    In fiscal 1996, the Company gave option holders the right to cancel their existing options and be issued new options at a ratio of two existing option shares in exchange for one new option share. The new non-qualified options were issued at the fair market value of the stock on the date such options were granted and have terms and conditions consistent with the Company's stock option plan. The Company canceled 525,178 options and issued 262,589 new options under the program.

    In connection with the acquisition of Environmental Solutions, Inc. (ESI) in fiscal 1994, the Company authorized the issuance of warrants to the employees of ESI to purchase 100,000 shares of common stock, under the same terms and conditions as the employee stock option plan. At June 30, 1997 warrants to purchase 22,200 shares of common stock at $6.63 per share were outstanding.

    Since the Company applies the provisions of APB 25 and related interpretations in accounting for stock options, no compensation cost has been recognized in the Company's consolidated statements of operations for the stock option and warrant plans. Had compensation cost for the stock option and warrant plans been determined based on the fair value at the grant date for awards under those plans, consistent with the requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income
(loss) and earnings (loss) per share would have been as follows:

IN THOUSANDS, EXCEPT PER SHARE DATA                                                                  1997       1996
-------------------------------------------------------------------------------------------------  ---------  ---------
Net income (loss), as reported...................................................................   $(505)   $ (1,315)
Net income (loss), pro forma.....................................................................    (601)     (1,618)
Earnings (loss) per share, as reported ..........................................................    (.07)       (.19)
Earnings (loss) per share, pro forma ............................................................    (.09)       (.23)

    In arriving at the pro forma amounts, the fair value of each option and warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                                                 1997       1996
                                                                                               ---------  ---------
Risk-free interest rate......................................................................   6.5%       5.8%
Expected life................................................................................  5 years    5 years
Expected volatility..........................................................................   53%        45%
Expected dividend yield .....................................................................   None       None

    The weighted average fair values of options granted during fiscal 1997 and 1996 were $2.19 and $3.31, respectively.

    Note: 8. CONTINGENCIES

    On March 28, 1997, the Board of Directors created a Special Committee of outside board members of the Company to investigate the exercise of stock options by then Chairman and Chief Executive Officer, Vincent A. Rocco, and then President and Director, Bruce D. Cowen, as well as other matters. The Special Committee conducted its investigation with the assistance of outside counsel and accountants who had no prior affiliation with the Company, and also consulted with the Company's independent accountants. The investigation revealed no circumstances that had any material effect on the Company's historical audited financial statements.

    The Company has entered into agreements with Messrs. Rocco and Cowen under which they have agreed to reimburse the Company fully for the Company's damages related to their exercise of excess stock options and their travel and entertainment expenses in excess of Company policy. At June 30, 1997, costs incurred in connection with the investigation were approximately $800,000, and are included in prepaid expenses and other current assets. The Company believes that the amount of reimbursement from Messrs. Rocco and Cowen will be sufficient to recover the costs carried at June 30, 1997. The final amount of damages is being determined by binding arbitration.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of TRC Companies, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TRC Companies, Inc. and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Hartford, Connecticut                            Price Waterhouse LLP
August 26, 1997

                              TRC COMPANIES, INC.

DIRECTORS

Richard D. Ellison
Chairman, President and Chief Executive Officer
TRC Companies, Inc.

Edward W. Large *
Counsel to the law firms of Crowell & Moring and Day, Berry & Howard; formerly Executive
Vice President and Director of United
Technologies Corporation

Richard J. McGuire, Jr.
President
TRC Mariah Associates, Inc.

J. Jeffrey McNealey *
Partner in the law firm of
Porter, Wright, Morris & Arthur

Edward G. Jepsen *
Executive Vice President and
Chief Financial Officer of
Amphenol Corporation

* Audit Committee Member

                                    OFFICERS

Richard D. Ellison
Chairman, President and Chief Executive Officer

John H. Claussen
Senior Vice President

Martin H. Dodd
Senior Vice President and General Counsel

Harold C. Elston, Jr.
Vice President and Treasurer

                         SUBSIDIARY OPERATING OFFICERS

John H. Claussen
President
TRC Environmental Corporation

Richard D. Ellison
President
TRC Environmental Solutions, Inc.

Miro Knezevic
Executive Vice President
TRC Environmental Solutions, Inc.

Richard J. McGuire, Jr.
President
TRC Mariah Associates, Inc.

Pedro Lilienfeld
President
MIE, Inc.

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

TRC Companies, Inc.
5 Waterside Crossing
Windsor, Connecticut 06095
(860) 289-8631

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
One Financial Plaza
Hartford, Connecticut 06103

ANNUAL MEETING

    The 1997 annual meeting of shareholders will be held on Friday, October 24, 1997, at 10:00 a.m., at the Company's executive offices.

FORM 10-K

    A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, Washington, D.C., is available without charge by writing to:

    TRC Companies, Inc.
    5 Waterside Crossing
    Windsor, CT 06095
    Attn: Investor Relations

STOCK EXCHANGE, DIVIDEND AND MARKET INFORMATION

    The Company's common stock is traded on the New York Stock Exchange under the symbol "TRR". On September 16, 1997, the last reported sale price of the common stock on the exchange was $4.25 per share.

    To date the Company has not paid any cash dividends. The payment of dividends in the future will be subject to the financial condition, capital requirements and earnings of the Company. However, future earnings are expected to be used for expansion of the Company's operations, and cash dividends are not likely for the foreseeable future.

    The following table provides quarterly price ranges of the common stock:

                                                                                HIGH         LOW
                                                                              ---------   ---------
Fiscal 1997:
         First Quarter                                                          $ 6         $ 3 3/8
         Second Quarter                                                           5 5/8       3 7/8
         Third Quarter                                                            4 5/8       3 3/4
         Fourth Quarter                                                           4 5/8       2 3/4

Fiscal 1996:
         First Quarter                                                          $ 8 3/4     $ 7
         Second Quarter                                                           7 7/8       5 1/2
         Third Quarter                                                            7 1/4       6
         Fourth Quarter                                                           6 5/8       5 5/8

REGISTRAR AND TRANSFER AGENT FOR COMMON STOCK

    American Stock Transfer & Trust Company 40 Wall Street, 46th Floor New York, New York 10005

    Shareholders may call the agent's Shareholder Services Department directly concerning stock certificates and address changes at (718) 921-8200.