Form 10-K405, Exhibit 13
period 1998-06-30
TRC COMPANIES INC /DE/
filed 1998-09-28
CIK 103096

                                   EXHIBIT 13

      Annual Report to Shareholders for the fiscal year ended June 30, 1998
            (Only those portions expressly incorporated by reference
                        are deemed to be filed herewith.)

                                          TRC COMPANIES, INC. 1998 ANNUAL REPORT
                                                                      Revision -

FINANCIAL HIGHLIGHTS

TRC Companies, Inc. and subsidiaries


Years ended June 30,                                1998            1997             1996
---------------------------------------------------------------------------------------------
Gross revenue                                   $ 72,570,001    $ 68,506,377     $ 76,999,021
Net service revenue                               52,709,554      50,788,433       60,018,195
Income (loss) from operations                      2,436,538         164,270       (1,216,198)
Net income (loss)                               $  1,061,420    $   (504,902)    $ (1,315,053)
Earnings (loss) per share - basic and diluted   $        .16    $       (.07)    $       (.19)
Working capital                                 $ 20,475,626    $ 20,679,872     $ 19,003,211
Current ratio                                       2.8 to 1        2.9 to 1         2.5 to 1
Debt to total capitalization                            14.4%           20.4%            21.4%
Return on equity                                         2.4%           (1.2)%           (2.9)%
Book value per share                            $       6.55    $       6.41     $       6.38
Common shareholders                                    2,600           2,500            2,500
Common shares outstanding                          6,782,202       6,688,102        7,019,002
Employees                                                625             675              665
                                                ------------    ------------     ------------


SELECTED FINANCIAL DATA

TRC Companies, Inc. and
subsidiaries

(In thousands, except per share data)


 Years ended June 30,                                      1998         1997          1996           1995           1994
-------------------------------------------------------------------------------------------------------------------------
Gross revenue                                             $72,570      $68,506       $76,9 99      $93,013       $81,658
       Less subcontractor costs and direct charges         19,861       17,718        16,981        21,200        20,655
                                                          -------      -------       -------       -------       -------
Net service revenue                                        52,709       50,788        60,018        71,813        61,003
                                                          -------      -------       -------       -------       -------
Operating costs and expenses:
       Direct labor and fringe benefit costs               23,324       22,680        26,470        29,903        25,091
       Indirect costs and expenses                         21,796       21,590        27,918(1)     26,450        25,948
       General and administrative expenses                  2,451        3,565         3,950         3,965         3,738
       Depreciation and amortization                        2,702        2,789         2,896         3,037         2,434
                                                          -------      -------       ----------    -------       -------
                                                           50,273       50,624        61,234       63,3551        57,211
                                                          -------      -------       ----------    -------       -------
Income (loss) from operations                               2,436          164        (1,216)        8,458         3,792
Interest expense                                              725          829           906         1,399           466
Other income, net                                               -            -             -           (15)          (58)
                                                          -------      -------       ----------    -------       -------
Income (loss) before taxes                                  1,711         (665)       (2,122)        7,074         3,384
Federal and state income tax provision (benefit)              650         (160)         (807)        2,653         1,241
                                                          -------      -------       ----------    -------       -------
Net income (loss)                                          $1,061        $(505)      $(1,315)       $4,421        $2,143
Earnings (loss) per share:
                                                          -------      -------       ----------    -------       -------
       Basic                                                 $.16        $(.07)        $.(19)         $.62         $.32
       Diluted                                                .16         (.07)         (.19)          .61          .32
                                                        -----------------------------------------------------------------
Average shares outstanding:
       Basic                                                6,715        6,741         7,067         7,081        6,688
       Diluted                                              6,726        6,747         7,078         7,208        6,789
                                                          -------      -------       ----------    -------       -------
Cash dividends declared                                      None         None          None          None         None
                                                          -------      -------       ----------    -------       -------

Balance Sheet at June 30,
       Total assets                                       $61,604      $62,290       $64,235       $73,815      $75,951
                                                          -------      -------       ----------    -------       -------
       Debt                                               $  7,50      $11,000       $12,200       $17,200      $22,080
                                                          -------      -------       ----------    -------       -------
       Shareholders' equity                               $44,455      $42,844       $44,748       $46,538      $41,984
                                                          -------      -------       ----------    -------       -------
                                                          $  6.55      $  6.41       $  6.38      $   6.56      $  5.94
                                                          -------      -------       ----------    -------       -------

(1) Results for fiscal 1996 include operating charges of $4.4 million (approximately $2.8 million after taxes) related to staff reductions, excess lease capacity and increased allowances for receivables and inventories.

Summarized Unaudited Quarterly Financial Data

--------------------------------------------------------------------------------


Fiscal 1998 (In thousands, except per share data)                      1st           2nd          3rd           4th
---------------------------------------------------------------------------------------------------------------------
Gross revenue                                                        $17,560       $19,054      $16,398       $19,558
Net service revenue                                                   12,990        12,944       12,919        13,856
Income from operations                                                   417           636          562           821
Income before taxes                                                      197           413          423           678
Net income                                                           $   122       $   256      $   262       $   421
Earnings per share - basic and diluted                               $   .02       $   .04      $   .04       $   .06
Market price per share:
    High                                                             $  4.50       $  4.69      $  5.13       $  5.69
    Low                                                                 3.13          3.56         3.81          4.38


--------------------------------------------------------------------------------


Fiscal 1997 (In thousands, except per share data)                      1st           2nd          3rd           4th
-------------------------------------------------------------------------------------------------------------------------
Gross revenue                                                        $18,029       $17,210       $15,874       $17,393
Net service revenue                                                   13,385        12,725        11,868        12,810
Income (loss) from operations                                            535           395          (786)           20
Income (loss) before taxes                                               338           193          (989)         (207)
Net income (loss)                                                    $   209       $   120       $  (613)      $  (221)
Earnings (loss) per share - basic and diluted                        $   .02       $   .03       $  (.09)      $  (.03)
Market price per share:
    High                                                             $  6.00       $  5.63       $  4.63       $  4.63
    Low                                                                 3.38          3.88          3.75          2.75


Management's Discussion and Analysis of
    Results of Operations and Financial Condition

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

Overview

The Company provides a broad range of environmental management, engineering and remediation services, and specialized pollution control measurement instrumentation to commercial organizations and government agencies primarily in the U.S. market.

Results of Operations

The Company, in the course of providing its services, routinely subcontracts drilling, laboratory analyses, construction equipment and other services. These costs are passed directly through to clients and, in accordance with industry practice, are included in gross revenue. Because subcontractor costs and direct charges can vary significantly from project to project, the Company considers net service revenue, which is gross revenue less subcontractor costs and direct charges, as its primary measure of revenue growth.

The following table presents the percentage relationships of certain items in the consolidated statements of operations to net service revenue:


Years ended June 30,                                                 1998               1997            1996
------------------------------------------------------------------------------------------------------------------
Net service revenue                                                         100.0%            100.0%      100.0%
                                                                            ------            ------      ------
Operating costs and expenses:
    Direct labor and fringe benefit costs                                    44.2              44.7        44.1
    Indirect costs and expenses                                              41.4              42.5        46.5 (1)
    General and administrative expenses                                       4.7               7.0         6.6
    Depreciation and amortization                                             5.1               5.5         4.8
                                                                            ------            ------      ------
Income (loss) from operations                                                 4.6                .3        (2.0)(1)
Interest expense                                                              1.4               1.6         1.5
                                                                            ------            ------      ------
Income (loss) before taxes                                                    3.2              (1.3)       (3.5)
Federal and state income tax
provision (benefit)                                                           1.2               (.3)       (1.3)
                                                                            ------            ------      ------
Net income (loss)                                                             2.0%             (1.0)%      (2.2)%
                                                                            ------            ------      ------
                                                                            ------            ------      ------


(1) 39.2% and 5.3%, respectively, before operating charges related to staff reductions, excess lease capacity and increased allowances for receivables and inventories.

1998 Compared to 1997

Gross revenue increased by 5.9% in fiscal 1998 to $72.6 million, from $68.5 million in fiscal 1997. Net service revenue increased by 3.8% in fiscal 1998 to $52.7 million, from $50.8 million in fiscal 1997. The Company had revenue growth in fiscal 1998 after two years of continuous revenue declines. The increase in revenue resulted primarily from growth in the core businesses. The Company continues to believe that the revenue declines experienced in the prior two years are not expected to recur in the near future as the market for the Company's services improves.

Direct labor and fringe benefit costs increased by 2.8% during fiscal 1998, as compared to fiscal 1997, primarily due to the increase in revenue. Indirect costs and expenses increased by 1.0% in fiscal 1998, as compared to fiscal 1997. However, as a percentage of net service revenue, these costs decreased to 41.4% from 42.5% in fiscal 1997. This improvement was primarily due to the initiation of programs to increase staff utilization and reduce operational overhead.

General and administrative expenses decreased by 31.3% in fiscal 1998, as compared to fiscal 1997. This decrease was the direct result of cost reductions undertaken in the fourth quarter of fiscal 1997.

Depreciation and amortization expense decreased by 3.1% in fiscal 1998, as compared to fiscal 1997. This decrease was due to the comparative reduction in expenditures for equipment in fiscal 1997 and 1996, combined with the effect of other equipment which became fully depreciated.

The Company reported income from operations of $2.4 million in fiscal 1998, compared to $.2 million in fiscal 1997. The improvement in fiscal 1998 was primarily due to the increase in net revenue and cost reduction efforts. In fiscal 1998 the Company recorded charges aggregating approximately $890,000 to exit certain non-core businesses. The recording of these charges is consistent with the Company's objective to focus on its strategic market sectors. These charges were essentially offset by the inclusion of approximately $900,000 of non-recurring income related to the settlement agreements with the former Chairman and Chief Executive Officer and the former President.

Interest expense decreased by 12.5% in fiscal 1998, as compared to fiscal 1997. The decrease resulted primarily from lower levels of debt outstanding, partially offset by higher interest rates.

The provision for federal and state income taxes reflects an effective rate of approximately 38% in fiscal 1998, compared to the benefit in fiscal 1997 recorded at an effective rate of 24%. The benefit in fiscal 1997 was recorded at a lower effective rate because of foreign taxes paid for which a foreign tax credit was not available. The Company believes that there will be sufficient taxable income in future periods to enable utilization of the deferred tax benefits.

1997 Compared to 1996

Gross revenue decreased by 11% in fiscal 1997 to $68.5 million, from $77 million in fiscal 1996. Net service revenue decreased by 15.4% in fiscal 1997 to $50.8 million, from $60 million in fiscal 1996. The decreases were primarily due to a weakening of regulatory driven markets resulting from government agency uncertainty and budget reductions in federal enforcement spending, which has led to overall lower levels of expenditures by industry for environmental engineering and remedial services, coupled with greater competition and capacity for available work. For the first time in two years, revenue began trending upwards in the fourth quarter of fiscal 1997, compared to the third quarter of fiscal 1997. The Company believes that the revenue declines experienced during the past two years are not expected to recur in the near future.

Direct labor and fringe benefit costs decreased by 14.3% in fiscal 1997, as compared to fiscal 1996. This decrease was primarily due to the reduction in net service revenue. Indirect costs and expenses decreased by 22.7% in fiscal 1997, as compared to fiscal 1996. This decrease was primarily due to the $4.4 million operating charges recorded in fiscal 1996 and the result of cost reduction efforts. The operating charges were related to staff reductions, excess lease capacity and increased allowances for receivables and inventories.

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

Depreciation and amortization decreased by 3.7% in fiscal 1997, compared to fiscal 1996. This decrease was due to the comparative reduction in expenditures for equipment in fiscal 1997 and 1996, combined with the effect of other equipment which became fully depreciated.

The Company reported income from operations of $.2 million in fiscal 1997, compared to a loss from operations of $1.2 million in fiscal 1996. The loss in fiscal 1996 included operating charges of $4.4 million, while the results for fiscal 1997 were adversely affected by the impact of the continued reduction in revenue.

Interest expense decreased in fiscal 1997 by 8.5%, compared to fiscal 1996. This decrease resulted primarily from lower levels of debt outstanding.

The provision (benefit) for federal and state income taxes for fiscal 1997 reflects an effective rate of approximately 24%. The effective tax rate on losses decreased from 38% in fiscal 1996 to 24% in fiscal 1997, primarily due to foreign taxes paid for which a foreign tax credit was not available. The tax benefit of fiscal 1997 federal losses will be realized through the carryback of such losses to prior years. The Company believes that there will be sufficient taxable income in the carryforward periods to enable utilization of the deferred tax benefits.

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

Operating activities are the principal source of cash flow for the Company. Operating activities provided over $5.7 million of cash flow during fiscal 1998, up from $3.3 million last year. The increase in operating cash flow in fiscal 1998 relates primarily to improved operating performance and includes approximately $.9 million relating to the settlement agreements with former executive officers.

Cash used for investing purposes was approximately $1.4 million, up from $.8 million last year. Capital expenditures for equipment to support business growth increased to $1 million, up from $.6 million last year. The Company expects to make capital expenditures of approximately $.5 million during fiscal 1999. In March 1998, the Company completed the acquisition of Hydro-Geo Consultants, Inc., a Denver-based firm servicing principally the domestic and international mining and water resource sectors. The firm had annual revenue of approximately $2 million in fiscal 1997. The purchase consideration of approximately $1.5 million consisted of a combination of cash, a five-year subordinated note and common stock. In July 1998, the Company sold its instrumentation business for approximately $2.7 million in cash. The gain from the transaction, which is not significant, will be reflected in fiscal 1999.

The Company relies on its bank financing arrangement to assist in funding various operating activities. The Company has available a $10 million revolving credit facility, secured by accounts receivable, which expires July 2001. Borrowings under the agreement bear interest at the bank's base rate or the Eurodollar rate plus 1 3/4%. The agreement requires the Company to meet certain financial ratios. In fiscal 1998, the Company repaid $4 million of bank debt from available cash flow. At June 30, 1998, there were no borrowings outstanding pursuant to the agreement.

At June 30, 1998, the Company had outstanding a $7 million subordinated note issued in March 1994 in connection with the acquisition of Environmental Solutions, Inc. and subsequently amended in July 1997. Interest on the note accrues at the greater of the interest rate paid on the Company's bank debt or 7 3/4%. The outstanding balance is payable in two equal installments of $3.5 million on July 1, 1998 and 1999. The Company also had outstanding at June 30, 1998 a $.5 million 7 3/4% subordinated note issued in connection with the purchase of Hydro-Geo Consultants, Inc. The note is repayable in five equal annual installments beginning in March 1999.

The Company expects to increase its available cash flow over the next fiscal year, primarily from operations, reductions in working capital derived mainly from the collection of accounts receivable and the $2.7 million received in fiscal 1999 from the sale of its instrumentation business. The Company believes that cash generated from operations, the cash on hand at June 30, 1998 and available borrowings under the bank line of credit will be sufficient to meet the Company's cash requirements for fiscal 1999.




Other Matters

In December 1997, the Company entered into settlement agreements with the former Chairman and Chief Executive Officer and the former President. Pursuant to the agreements, the Company received reimbursement for damages related to the improper exercise of stock options and other matters, and for the costs of the investigation conducted by the Special Committee formed by the Board of Directors in March 1997.

Year 2000 Compliance

The Company recognizes the need to ensure that its critical management, financial and operating systems will recognize and process transactions for the year 2000 and beyond. As a result, all computer systems and applications are being reviewed and, where appropriate, detailed plans have been, or are being, developed and implemented on a schedule intended to permit the Company's systems to be fully compliant with Year 2000 requirements. The costs specific to the Year 2000 issue are not expected to have a material impact on the Company's future operating results, financial condition or cash flows. Although the Company expects to be fully Year 2000 compliant on a timely basis, if system modifications and conversions are not completed on time, or if the Company's critical suppliers and customers do not address this issue successfully, the Year 2000 issue could possibly have a material impact on the Company's operations and financial condition.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (FAS
130). FAS 130 requires comprehensive income and its components, as recognized under the accounting standards, to be displayed in a financial statement with the same prominence as other financial statements. The Company plans to adopt the standard beginning in fiscal 1999, as required. Adoption is not expected to have a material impact on the financial position or results of operations of the Company.

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

Forward-Looking Statements

This report contains forward-looking statements that describe the Company's business prospects. These statements involve risks and uncertainties including, but not limited to, regulatory uncertainty, government funding, level of demand for the Company's services, industry-wide competitive factors and political, economic or other conditions. Furthermore, market trends are subject to changes which could adversely affect future results.

CONSOLIDATED STATEMENTS OF OPERATIONS

TRC Companies, Inc. and subsidiaries



Years ended June 30,                                         1998                   1997                  1996
-----------------------------------------------------------------------------------------------------------------
Gross revenue                                             $72,570,001           $68,506,377           $76,999,021
       Less subcontractor costs and direct charges         19,860,447            17,717,944            16,980,826
                                                          -----------           -----------           -----------
Net service revenue                                        52,709,554            50,788,433            60,018,195
                                                          -----------           -----------           -----------
Operating costs and expenses:
       Direct labor and fringe benefit costs               23,323,769            22,679,953            26,470,290
       Indirect costs and expenses                         21,795,742            21,590,302            27,918,061
       General and administrative expenses                  2,451,164             3,565,348             3,949,996
       Depreciation and amortization                        2,702,341             2,788,560             2,896,046
                                                          -----------           -----------           -----------
                                                           50,273,016            50,624,163            61,234,393
                                                          -----------           -----------           -----------
Income (loss) from operations                               2,436,538               164,270            (1,216,198)
Interest expense                                              725,118               829,172               905,855
                                                          -----------           -----------           -----------
Income (loss) before taxes                                  1,711,420              (664,902)           (2,122,053)
Federal and state income tax provision (benefit)              650,000              (160,000)             (807,000)
                                                          -----------           -----------           -----------
Net income (loss)                                         $ 1,061,420          $   (504,902)          $(1,315,053)
                                                          -----------           -----------           -----------
Earnings (loss) per share - basic and diluted             $       .16          $       (.07)          $      (.19)
                                                          -----------           -----------           -----------
Average shares outstanding:
       Basic                                                6,715,421             6,740,744             7,067,046
       Diluted                                              6,726,409             6,746,567             7,077,845
                                                          -----------           -----------           -----------
                                                          -----------           -----------           -----------


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
TRC Companies, Inc. and subsidiaries


As of June 30,                                                                  1998               1997
---------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                 $1,379,388       $1,020,065
    Accounts receivable, less allowance for doubtful accounts                 27,775,396       26,539,226
    Inventories                                                                1,359,410        1,092,391
    Income taxes refundable                                                        --             598,677
    Deferred income tax benefits                                                 950,000          884,000
    Prepaid expenses and other current assets                                    588,965        1,324,114
                                                                             -----------      -----------
                                                                              32,053,159       31,458,473
                                                                             -----------      -----------
Property and equipment:
    Furniture and equipment                                                   19,613,270       18,839,801
    Leasehold improvements                                                     1,660,109        1,455,895
                                                                             -----------      -----------
                                                                              21,273,379       20,295,696
    Less accumulated depreciation and amortization                            17,267,575       15,596,670
                                                                             -----------      -----------
                                                                               4,005,804        4,699,026
                                                                             -----------      -----------
Costs in excess of net assets of acquired
   businesses, net of accumulated amortization of
   $4,396,525 and $3,559,998, respectively                                    24,873,714       25,310,445
                                                                             -----------      -----------
Other assets                                                                     670,934          822,315
                                                                             -----------      -----------
                                                                             $61,603,611      $62,290,259
                                                                             -----------      -----------
                                                                             -----------      -----------
Liabilities and Shareholders' Equity
Current liabilities:
    Current portion of debt                                                  $ 3,600,000      $ 4,000,000
    Accounts payable                                                           4,133,321        2,740,240
    Accrued compensation and benefits                                          2,684,642        2,508,369
    Income taxes payable                                                         578,092            --
    Other accrued liabilities                                                    581,478        1,529,992
                                                                             -----------      -----------
                                                                              11,577,533       10,778,601
                                                                             -----------      -----------
Non-current liabilities:
    Long-term debt                                                             3,900,000        7,000,000
    Deferred income taxes                                                      1,671,000        1,668,000
                                                                             -----------      -----------
                                                                               5,571,000        8,668,000
                                                                             -----------      -----------
Commitments and Contingencies (Notes 7 and 9)
Shareholders' equity:
    Capital stock:
     Preferred, $.10 par value; 500,000 shares authorized, none issued             --               --
     Common, $.10 par value; 30,000,000 shares authorized,
      7,410,855 and 7,316,755 shares issued at June 30, 1998
      and 1997, respectively                                                     741,085          731,675
    Additional paid-in capital                                                38,634,234       38,093,644
    Retained earnings                                                          7,976,762        6,915,342
                                                                             -----------      -----------
                                                                              47,352,081       45,740,661
    Less treasury stock, at cost                                               2,897,003        2,897,003
                                                                             -----------      -----------
                                                                              44,455,078       42,843,658
                                                                             -----------      -----------
                                                                             $61,603,611      $62,290,259
                                                                             -----------      -----------
                                                                             -----------      -----------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TRC Companies, Inc. and subsidiaries



Years ended June 30,                                                        1998             1997                1996
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income (loss)                                                    $1,061,420        $(504,902)         $(1,315,053)
    Adjustments to reconcile net income to net cash
     provided by operating activities:
      Depreciation and amortization                                       2,702,341        2,788,560            2,896,046
      Change in deferred taxes and other non-cash items                     609,061          367,994             (689,922)
      Changes in assets and liabilities, net of effects from
      acquisitions:
       Accounts receivable                                                 (661,370)       1,880,004            4,329,675
       Inventories                                                         (267,019)        (177,055)           1,015,043
       Prepaid expenses and other current assets                            755,924         (792,163)             (46,396)
       Accounts payable                                                   1,383,830          397,510             (779,619)
       Accrued compensation and benefits                                    (40,202)        (118,459)            (388,121)
       Income taxes                                                       1,176,769         (652,108)            (535,888)
       Other accrued liabilities                                           (998,514)          73,349              551,879
                                                                         ----------       ----------           ----------
Net cash provided by operating activities                                 5,722,240        3,262,730            5,037,644
                                                                         ----------       ----------           ----------
Cash flows from investing activities:
    Additions to property and equipment                                  (1,039,239)        (643,213)            (585,304)
    Acquisition of business, net of cash received                          (430,839)            -                     -
    Decrease (increase) in other assets                                      98,299         (137,493)              80,847
    Disposal of equipment, net                                                8,862           19,744              165,089
                                                                         ----------       ----------           ----------
Net cash used in investing activities                                    (1,362,917)        (760,962)            (339,368)
                                                                         ----------       ----------           ----------
Cash flows from financing activities:
    Repayments of debt, net                                              (4,000,000)      (1,200,000)          (5,000,000)
    Purchase of treasury stock                                                -           (1,603,227)            (515,550)
    Proceeds from exercise of stock options                                   -                 -                  38,481
    Principal repayments under capitalized lease obligations                  -                 -                 (80,447)
                                                                         ----------       ----------           ----------
Net cash used in financing activities                                    (4,000,000)      (2,803,227)          (5,557,516)
                                                                         ----------       ----------           ----------
Increase (decrease) in cash and cash equivalents                            359,323         (301,459)            (859,240)
Cash and cash equivalents, beginning of year                              1,020,065        1,321,524            2,180,764
                                                                         ----------       ----------           ----------
Cash and cash equivalents, end of year                                   $1,379,388       $1,020,065           $1,321,524
                                                                         ----------       ----------           ----------
Supplemental cash flow information:
     Interest paid                                                       $  611,175       $  757,193           $  867,467
     Income taxes paid (refunded), net                                     (315,332)        (118,631)             276,993
                                                                         ----------       ----------           ----------
                                                                         ----------       ----------           ----------



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
TRC Companies, Inc. and subsidiaries



                                                          Common stock
                                                             issued                                          Treasury stock
                                                          ------------                                       --------------
                                                                               Additional
                                                        Number                  paid-in       Retained    Number
Years ended June 30, 1998, 1997 and 1996              of shares     Amount      capital       earnings   of shares       Amount
---------------------------------------------------------------------------------------------------------------------------------

Balances, June 30, 1995                              7,259,205     $725,920    $37,855,092   $8,735,297   169,653      $(778,226)
Purchase of treasury stock                               -             -            -             -        77,100       (515,550)
Exercise of stock options                                6,550          655         37,826        -          -              -
Income tax benefit from stock option transactions        -             -            -             1,826      -              -
Net loss                                                 -             -            -        (1,315,053)     -              -
                                                     ---------     --------    -----------   -----------  -------     -----------
Balances, June 30, 1996                              7,265,755      726,575     37,894,744    7,420,244   246,753     (1,293,776)
Issuance of common stock in connection with
business acquired                                       51,000        5,100      198,900          -          -              -
Purchase of treasury stock                               -             -            -             -       381,900     (1,603,227)
Net loss                                                 -             -            -          (504,902)     -              -
                                                     ---------     --------    -----------   -----------  -------     -----------
Balances, June 30, 1997                              7,316,755      731,675     38,093,644    6,915,342   628,653     (2,897,003)
Issuance of common stock and
warrant in connection with business
acquired                                                94,100        9,410        540,590        -          -              -
Net income                                               -             -           -          1,061,420      -              -
                                                     ---------     --------    -----------   -----------  -------     -----------
Balances, June 30, 1998                              7,410,855     $741,085    $38,634,234   $7,976,762   628,653    $(2,897,003)
                                                     ---------     --------    -----------   ----------   -------    -----------




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

         C. Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

                        The components of inventories at June 30,

1998 and 1997 were as follows:


                                              1998            1997
--------------------------------------------------------------------
Materials and supplies                    $   774,645     $  637,147
Work-in-process                               155,443         33,552
Finished goods                                429,322        421,692
                                          -----------     ----------
                                          $ 1,359,410     $1,092,391
                                          -----------     ----------



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

         F. Costs in excess of the fair value of net assets of acquired businesses are primarily amortized over 30 years on a straight-line basis. On a periodic basis, the Company reassesses the appropriateness of both the carrying value and remaining life of these costs. Such reassessments are computed using forecasted cash flows on an undiscounted basis and other factors.

         G. Revenue on engineering and remediation contracts is recognized as the services are performed and the related costs are incurred. Revenue is recognized from sales of instruments when the product is shipped.

            The Company makes revisions in its cost estimates as required during the course of performing contracts; the impact of such revisions is reflected in the accounting periods in which the relevant facts become known.

         H. Research and development costs related to the Company's instrumentation business are charged to operations as incurred and amounted to approximately $187,000, $190,000 and $283,000 in fiscal 1998, 1997 and 1996, respectively.

         I. The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options

         J. The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the carrying amounts and tax bases of assets and liabilities.

         K. Earnings (loss) per share is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic earnings (loss) per share is based upon the weighted average common shares outstanding during the year. Diluted earnings per share reflect the potential dilutive effect of outstanding stock options and warrants.

         L. The Company has 401(k) savings plans covering substantially all employees. The Company's contributions to the plans were approximately $562,000, $543,000 and $661,000 in fiscal 1998, 1997, and 1996, respectively. The Company does not have any employee benefit plans that provide post-retirement or post-employment benefits.

         M. Cash, accounts receivable, accounts payable, accrued liabilities and the Company's subordinated notes as reflected in the financial statements are reasonable estimates of their fair value because of the short-term maturity of those instruments. The carrying amount of the Company's note payable pursuant to its revolving credit agreement at June 30, 1997, approximates fair value because the interest rate on this instrument changes with market interest rates.

Note 2.  BUSINESS ACTIVITIES

         The Company conducts its activities under one business segment which involves providing engineering and consulting services primarily in the areas of air pollution control, solid and hazardous waste management, risk assessment, process and traffic engineering, and natural and cultural resources management. In addition, the Company, through its instrumentation subsidiary, develops and manufactures air monitoring instrumentation. The Company's services and products are provided to commercial organizations and government agencies primarily in the U.S. market.

         During fiscal 1998, the Company recorded charges aggregating approximately $890,000 to exit certain non-core businesses. The recording of these charges is consistent with the Company's objective to focus on its strategic market sectors.

Note 3.  ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 1998 and 1997 are comprised of the following:


                                                1998              1997
--------------------------------------------------------------------------
Amounts billed                              $ 22,803,209       $20,026,212
Unbilled costs                                 6,767,579         8,103,445
Retainage                                        579,608           709,569
                                            ------------       -----------
                                              30,150,396        28,839,226
Less allowance for doubtful accounts           2,375,000         2,300,000
                                            ------------       -----------
                                            $ 27,775,396       $26,539,226
                                            ------------       -----------




         Management expects that substantially all unbilled costs will be billed and collected in the subsequent year. Retainage represents amounts billed but not paid by the client which, pursuant to the contract, are due upon completion and acceptance by the client.

         Net service revenue from contracts with U.S. Government agencies amounted to approximately, $10,721,000, $10,998,000 and $10,418,000 in fiscal
1998, 1997 and 1996, respectively.

Note 4.  ACQUISITION AND DIVESTITURE

In March 1998, a wholly-owned subsidiary of the Company completed the acquisition of substantially all of the business assets, liabilities and obligations of Hydro-Geo Consultants, Inc., a Denver-based firm servicing principally the domestic and international mining and water resource sectors. The purchase price of approximately $1,500,000 consisted of a combination of cash, a $500,000 five-year 7 3/4%. subordinated note, 94,100 shares of the Company's common stock and a warrant to purchase 75,000 shares of the Company's common stock exercisable at $4.25 per share and expiring March 2003. The acquisition has been accounted for using the purchase method of accounting. The purchase price and expenses associated with the acquisition resulted in costs in excess of the fair value of the net assets acquired of approximately $1,075,000, which is being amortized over 30 years on a straight-line basis.

In July 1998, the Company sold its instrumentation business for approximately $2.7 million in cash. The gain from the transaction, which is not significant, will be reflected in fiscal 1999.

Note 5.  DEBT

Debt at June 30, 1998 and 1997 is comprised of the following:

                                               1998          1997
                                             ----------  ----------
Subordinated note, due July 1999             $7,000,000  $7,000,000
7 3/4%. Subordinated note, due March 2003       500,000          --
Note payable - revolving credit agreement            --   4,000,000
                                             ----------  ----------
                                              7,500,000  11,000,000
Less current portion                          3,600,000   4,000,000
                                             ----------  ----------
Long-term debt                               $3,900,000  $7,000,000
                                             ----------  ----------
                                             ----------  ----------

         The Company has available a $10,000,000 credit facility secured by accounts receivable which extends through July 2001. Borrowings under the agreement bear interest at the bank's base rate or the Euro dollar rate plus
1 3/4%. The Company also pays a commitment fee of .25% on the unused portion of the facility. The agreement requires the Company to meet certain financial ratios for the most recent four fiscal quarters. The Company had no borrowings under this agreement at June 30, 1998.

         The subordinated note due July 1999 was issued in March 1994 in connection with the acquisition of Environmental Solutions, Inc. In exchange for an extension of the payment term, the note was amended in July 1997 to increase the interest rate to the greater of the interest paid on the bank debt or 7 3/4%. In addition, warrants to purchase 50,000 shares of the Company's common stock were issued to the noteholder, exercisable at $4.50 per share and expiring July 2000. The principal balance outstanding at June 30, 1998 will be repaid in two equal installments of $3,500,000 on July 1, 1998 and 1999.

         The 7 3/4% subordinated note due March 2003 was issued in March 1998 in connection with the acquisition of Hydro-Geo Consultants, Inc. The principal balance outstanding at June 30, 1998 will be paid in five equal installments beginning in March 1999.

Note 6.  FEDERAL AND STATE INCOME TAXES

         The federal and state income tax provision (benefit) for fiscal 1998, 1997 and 1996 consists of the following:


Years ended June 30,             1998                1997               1996
-------------------             ---------          ---------          ---------
Current:
  Federal                       $ 679,000          $(798,000)         $(375,000)
  State                            34,000             10,000             18,000
  Foreign                              --                 --            102,000

Deferred:
  Federal                        (116,000)           623,000           (555,000)
  State                            53,000              5,000              3,000
                                ---------          ---------          ---------
                                $ 650,000          $(160,000)         $(807,000)
                                ---------          ---------          ---------
                                ---------          ---------          ---------

         Deferred income taxes represent the tax effect of transactions which are reported in different periods for financial and tax reporting purposes. Temporary differences and carryforwards which give rise to a significant portion of deferred income tax benefits (liabilities) are as follows:

As of June 30,                                         1998           1997           1996
-------------                                      -----------    -----------    -----------
Deferred income tax benefits:
  Doubtful accounts and other accruals             $   796,000    $   719,000    $ 1,026,000
  Adjustment of inventories and contracts to tax        70,000        138,000         79,000
    basis
  Other, net                                            84,000         27,000        114,000
                                                   -----------    -----------    -----------
                                                   $   950,000    $   884,000    $ 1,219,000
                                                   -----------    -----------    -----------
Deferred income tax liabilities:
  Depreciation and amortization                    $(1,645,000)   $(1,553,000)   $(1,422,000)
  Accrued lease obligations                             74,000         97,000        254,000
  Other, net                                          (100,000)      (212,000)      (148,000)
                                                   -----------    -----------    -----------
                                                   $(1,671,000)   $(1,668,000)   $(1,316,000)
                                                   -----------    -----------    -----------
                                                   -----------    -----------    -----------


A reconciliation of the federal statutory and the Company's effective income tax rates follows:

Years ended June 30,                                  1998   1997     1996
-------------------                                  -----   -----    -----
Statutory rate                                       34.0%   (34.0%)  (34.0)%
Foreign taxes for which a foreign tax credit was      --      10.1      --
   not available
State taxes, net of federal tax benefit               4.4      1.7       .6
Other, net                                            (.4)    (1.8)    (4.6)
                                                     -----   -----    -----
Effective income tax rate                            38.0%   (24.0)%  (38.0)%
                                                     -----   -----    -----
                                                     -----   -----    -----

Note 7.  LEASE COMMITMENTS

         The Company has commitments at June 30, 1998 under noncancelable operating leases primarily for office and warehouse space and for computer and office equipment. Rental payments charged to operations in fiscal 1998, 1997 and 1996 were approximately $3,674,000, $4,179,000 and $4,526,000, respectively.
Certain leases for office and warehouse space require payments for expenses under escalation clauses. In addition, the Company subleases space in certain of its offices. Sublease receipts credited to operations in fiscal 1998 amounted to approximately $617,000 and future sublease receipts as of June 30, 1998 are approximately $1,121,000 in the aggregate.

         Minimum future lease obligations payable in future fiscal years are as follows:


Years ending June 30,
---------------------
1999                                                     $ 4,036,000
2000                                                       3,242,000
2001                                                       2,192,000
2002                                                       2,156,000
2003                                                       1,663,000
2004 and thereafter                                        2,651,000
                                                         -----------
                                                         $15,940,000
                                                         -----------
                                                         -----------

Note 8. STOCK OPTIONS

         The Company's non-qualified stock option plan for employees and directors, as amended, authorizes the granting of options, including performance-based options, with exercise prices at no less than the fair market value of the common stock on the date such options are granted. The exercisable option period is fixed by the Compensation Committee of the Board of Directors at the time of grant, but cannot exceed ten years and generally begins within a specified period after the date of grant. No accounting recognition is given to stock options until they are exercised, at which time the proceeds are credited to the capital accounts. The Company receives a tax benefit upon exercise of these options in an amount equal to the difference between the option price and the fair market value of the common stock. Tax benefits related to stock options are credited to additional paid-in capital when realized for financial reporting purposes.

         The Company had a separate stock option plan for directors who were not employees. In fiscal 1997, the stock option plan for directors was terminated and the stock option plan for employees was amended to include directors.

             A summary of stock option activity for the three years ended June 30, 1998 follows:


                                                    1998                     1997                     1996
                                            -------------------     -----------------------    ---------------------
                                                        Average                   Average                    Average
                                            Options      Price      Options        Price       Options        Price
                                            ---------   -------     -------       ---------    -------       -------

Outstanding options, beginning of year        738,352     $4.38        577,959        $6.86    772,311       $9.36
Granted                                       497,500      4.50        736,600         3.66    401,139        7.06
Exercised                                          --        --             --           --     (6,550)       5.88
Canceled                                     (547,175)     3.67       (588,207)        6.00   (588,941)      10.28
Transfer from directors' plan                      --        --         12,000         8.88         --
                                              -------      ----       --------        -----    -------       -----
Outstanding options, end of year              688,677     $5.04        738,352       $ 4.38    577,959       $6.86
                                              -------      ----       --------        -----    -------       -----
Options exercisable at end of year            120,519     $6.91         80,536        $7.52    226,817       $6.43
                                              -------      ----       --------        -----    -------       -----
Options available for future grants           849,492                  799,817                 410,210
                                              -------                 --------                 -------

            The following table summarizes information about outstanding stock options at June 30, 1998:


                                                  Options Outstanding                           Options Exercisable
                                --------------------------------------------------------    ----------------------------
                                                       Average            Average                             Average
      Exercise Price                  Shares            Price          Term (Years)             Shares         Price
      ------------------------- ------------------- --------------- --------------------    --------------- -------------
      $3.50 - $4.63                  547,500            $4.46               9.2                     16,667     $4.01
       6.63 - 10.38                  141,177             7.29               2.0                    103,852      7.37


         Grants in fiscal 1998 include 485,000 options granted to certain senior managers in exchange for a reduction in cash compensation to the grantees over the next two years, with individuals receiving one option for every two dollars in aggregate salary reduction over such two year period. Cancellations in fiscal 1998 include 516,600 options granted in fiscal 1997 that were contingent upon the attainment of certain performance goals. In fiscal 1997, 497,770 options held by the former Chairman and Chief Executive Officer and the former President were cancelled in connection with their resignations.

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

         In connection with the acquisition of Environmental Solutions, Inc.
(ESI) in fiscal 1994, the Company issued warrants to the employees of ESI to purchase 100,000 shares of common stock, under the same terms and conditions as the employee stock option plan. At June 30, 1998 warrants to purchase 20,450 shares of common stock at $6.63 per share were outstanding.

         Since the Company applies the provisions of APB 25 and related interpretations in accounting for stock options and warrants, no compensation cost has been recognized in the Company's consolidated statements of operations for the stock option and warrant plans. Had compensation cost for the stock option and warrant plans been determined based on the fair value at the grant date for awards under those plans, consistent with the requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's pro forma net income (loss) and earnings (loss) per share for the years ended June 30, 1998, 1997 and 1996 would have been as follows:


In thousands, except per share data                                        1998        1997            1996
-----------------------------------                                      -------      ------         --------

Net income (loss), as reported                                           $ 1,061      $ (505)        $ (1,315)
Net income (loss), pro forma                                                 903        (601)          (1,618)
Earnings (loss) per share - basic and diluted, as reported                   .16        (.07)            (.19)
Earnings (loss) per share - basic and diluted, pro forma                     .13        (.09)            (.23)


         In arriving at the pro forma amounts, the fair value of each option and warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


Years ended June 30                             1998         1997        1996
--------------------                        ---------     ----------  ---------

Risk-free interest rate                          5.8%         6.5%       5.8%
Expected life                               8.6 years      5 years    5 years
Expected volatility                               51%          53%        45%
Expected dividend yield                          None         None       None



         The weighted average fair value of options and warrants granted during fiscal 1998, 1997 and 1996 was $3.42, $2.19 and $3.31, respectively.

Note 9.  CONTINGENCIES

         In 1997, the Board of Directors created a Special Committee of outside board members of the Company to investigate the exercise of stock options by the former Chairman and Chief Executive Officer and the former President as well as other matters. The Special Committee conducted its investigation with the assistance of outside counsel and accountants who had no prior affiliation with the Company, and also consulted with the Company's independent accountants. The investigation revealed no circumstances that had any material effect on the Company's historical audited financial statements. In December 1997, the Company entered into settlement agreements with those former executive officers. The Company was fully reimbursed for costs of the investigation and damages incurred. As a result, the Company recorded income in fiscal 1998 of approximately $900,000 related to the settlement.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of TRC Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TRC Companies, Inc. and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Hartford, Connecticut                            PricewaterhouseCoopers LLP
August 13, 1998

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

Edward G. Jepsen *
Executive Vice President and
Chief Financial Officer of
Amphenol Corporation

*  Audit Committee Member

OFFICERS

Richard D. Ellison
Chairman, President and Chief Executive Officer

Harold C. Elston, Jr.
Senior Vice President, Secretary and Treasurer

John H. Claussen
Senior Vice President

Miro Knezevic
Senior Vice President

SUBSIDIARY OPERATING OFFICERS

John H. Claussen
President
TRC Environmental Corporation

Miro Knezevic
Executive Vice President
TRC Environmental Solutions, Inc.

Richard J. McGuire, Jr.
President
TRC Mariah Associates, Inc.


SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

TRC Companies, Inc.
5 Waterside Crossing
Windsor, CT 06095
(860) 289-8631

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
One Financial Plaza
Hartford, CT 06103


ANNUAL MEETING

         The 1998 annual meeting of shareholders will be held on Friday, October 23, 1998, at 10:00 a.m., at the Company's executive offices.

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



REGISTRAR AND TRANSFER AGENT FOR COMMON STOCK

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005

Shareholders may call the agent's Shareholder Services Department directly concerning stock certificates and address changes at (800) 937-5449.