Form 10-K, Exhibit 13
period 1999-06-30
TRC COMPANIES INC /DE/
filed 1999-09-28
CIK 103096

                                                                     EXHIBIT 13


             PORTIONS OF TRC COMPANIES, INC. 1999 ANNUAL REPORT TO SHAREHOLDERS
                          EXPRESSLY INCORPORATED BY REFERENCE INTO
                                      THIS FORM 10-K

FINANCIAL HIGHLIGHTS
TRC COMPANIES, INC. AND SUBSIDIARIES
In thousands, except per share data

YEARS ENDED JUNE 30,                                                 1999                1998 (1)               1997 (1)
-----------------------------------------------------------------------------------------------------------------------

       Gross revenue                                                $78,223             $69,568            $65,447

       Net service revenue                                           57,333              49,708             47,729

       Income from operations                                         4,330               2,217                 37

       Net income (loss)                                              2,447                 925               (602)

       Earnings (loss) per share - basic and diluted                   $.36                $.14               $.09

       Working capital                                              $17,431             $20,475             $20,679

       Current ratio                                               2.0 to 1            2.8 to 1            2.9 to 1

       Percentage of debt to total capitalization                     14.4%               14.4%               20.4%

       Shareholders' equity at year-end                             $46,988             $44,455             $42,844

       Book value per share                                           $6.91               $6.55               $6.41

       Common shares outstanding                                      6,799               6,782               6,688



(1) Operating results presented above for fiscal 1998 and 1997 do not include the results of the Company's instrumentation business that was sold in July 1998. The sale resulted in a gain that was not material. See Selected Financial Data on page 2 for results as reported for fiscal 1998 and 1997.

     SELECTED FINANCIAL DATA
     TRC COMPANIES, INC. AND SUBSIDIARIES
     In thousands, except per share data


      YEARS ENDED JUNE 30,                                 1999     1998(1)    1997(1)    1996(1)     1995(1)
     ---------------------------------------------------------------------------------------------------------
     Gross revenue                                       $78,223    $72,570    $68,506    $76,999     $93,013

        Less subcontractor costs and direct charges       20,890     19,861     17,718     16,981      21,200
                                                         -----------------------------------------------------
     Net service revenue                                  57,333     52,709     50,788     60,018      71,813
                                                         -----------------------------------------------------
     Operating costs and expenses:
        Direct labor and fringe benefit costs             26,075     23,324     22,680     26,470      29,903
        Indirect costs and expenses                       21,998     21,796     21,590     27,918(2)   26,450
        General and administrative expenses                2,462      2,451      3,565      3,950       3,965
        Depreciation and amortization                      2,468      2,702      2,789      2,896       3,037
                                                         -----------------------------------------------------
                                                          53,003     50,273     50,624     61,234      63,355
                                                         -----------------------------------------------------
     Income (loss) from operations                         4,330      2,436        164     (1,216)      8,458
     Interest expense                                        507        725        829        906       1,399
     Other income, net                                        -          -          -          -          (15)
                                                         -----------------------------------------------------
     Income (loss) before taxes                            3,823      1,711       (665)    (2,122)      7,074
     Federal and state income tax provision (benefit)      1,376        650       (160)      (807)      2,653
                                                         -----------------------------------------------------
     Net income (loss)                                  $  2,447   $  1,061    $  (505)   $(1,315)   $  4,421
                                                         -----------------------------------------------------
     Earnings (loss) per share:
        Basic                                               $.36       $.16      $(.07)     $(.19)       $.62
        Diluted                                              .36        .16       (.07)      (.19)        .61
                                                         -----------------------------------------------------
     Average shares outstanding:
        Basic                                              6,782      6,715      6,741      7,067       7,081
        Diluted                                            6,839      6,726      6,747      7,078       7,208
                                                         -----------------------------------------------------
     Cash dividends declared                               None       None       None       None        None
                                                         -----------------------------------------------------
     Balance Sheet at June 30,
        Total assets                                     $66,072    $61,604    $62,290    $64,235     $73,815
                                                         -----------------------------------------------------
        Debt                                               7,900      7,500     11,000     12,200      17,200
                                                         -----------------------------------------------------
        Shareholders' equity                              46,988     44,455     42,844     44,748      46,538
                                                         -----------------------------------------------------



     (1) Include results of Company's instrumentation business that was sold in July 1998.

     (2) Results for fiscal 1996 include operating charges of $4.4 million (approximately $2.8 million after taxes) related to staff reductions, excess lease capacity and increased allowances for receivables and inventories.

SUMMARIZED UNAUDITED QUARTERLY FINANCIAL DATA
TRC COMPANIES, INC. AND SUBSIDIARIES


In thousands, except per share data
------------------------------------------------------------------------------------------------------------

FISCAL 1999 (1)                                                     1st        2nd         3rd        4th
------------------------------------------------------------------------------------------------------------

Gross revenue                                                     $18,406    $18,987     $17,930    $22,900
Net service revenue                                                12,880     13,151      14,071     17,231
Income from operations                                                879        998       1,080      1,373
Income before taxes                                                   760        877         980      1,206
Net income                                                            471        544         608        824
Earnings per share - basic and diluted                               $.07       $.08        $.09       $.12
Market price per share:
    High                                                            $5.13      $5.63       $5.94      $6.25
    Low                                                              3.75       3.75        4.63       4.50




------------------------------------------------------------------------------------------------------------

FISCAL 1998 (2)                                                     1st        2nd         3rd        4th
------------------------------------------------------------------------------------------------------------

Gross revenue                                                     $17,560    $19,054     $16,398    $19,558
Net service revenue                                                12,990     12,944      12,919     13,856
Income from operations                                                417        636         562        821
Income before taxes                                                   197        413         423        678
Net income                                                            122        256         262        421
Earnings per share - basic and diluted                               $.02       $.04        $.04       $.06
Market price per share:
    High                                                            $4.50      $4.69       $5.13      $5.69
    Low                                                              3.13       3.56        3.81       4.38



(1) Results of operations for the third and fourth quarters of fiscal 1999 include acquisitions completed during those quarters.

(2) Include results of the Company's instrumentation business that was sold in July 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
    RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

OVERVIEW

The Company provides technical, financial risk management and construction services to industry and government primarily in the United States market. The Company's main focus is in the areas of infrastructure improvements and expansions, environmental management and information technology.

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

The following table presents the percentage relationships of certain items in the consolidated statements of operations to net service revenue:


YEARS ENDED JUNE 30,                                    1999         1998         1997
----------------------------------------------------------------------------------------

Net service revenue                                    100.0%       100.0%       100.0%
                                                       ---------------------------------
Operating costs and expenses:
    Direct labor and fringe benefit costs               45.5         44.2         44.7
    Indirect costs and expenses                         38.4         41.4         42.5
    General and administrative expenses                  4.3          4.7          7.0
    Depreciation and amortization                        4.3          5.1          5.5
                                                       ---------------------------------
Income from operations                                   7.5          4.6           .3

Interest expense                                          .8          1.4          1.6
                                                       ---------------------------------
Income (loss) before taxes                               6.7          3.2         (1.3)
Federal and state income tax provision (benefit)         2.4          1.2          (.3)
                                                       ---------------------------------
Net income (loss)                                        4.3%         2.0%        (1.0)%
                                                       ---------------------------------


1999 COMPARED TO 1998

The revenue growth trend established in fiscal 1998 continued in fiscal 1999. Gross revenue increased from $72.6 million in fiscal 1998 to $78.2 million. Net service revenue increased from $52.7 million in fiscal 1998 to $57.3 million. The increase in revenue was primarily due to continued growth in the core businesses and from acquisitions completed during the year. Gross and net service revenue in fiscal 1998 were $69.6 and $49.7, respectively, without consideration of the Company's instrumentation business that was sold in July 1998, indicating growth in the core businesses of approximately 12% and 15%, respectively.

Direct labor and fringe benefit costs increased by approximately 12% during fiscal 1999, as compared to fiscal 1998, primarily due to the increase in revenue. Indirect costs and expenses increased by only about 1% in fiscal 1999, as compared to fiscal 1998. As a percentage of net service revenue, indirect costs and expenses decreased to approximately 38%, from 41% in fiscal 1998. This improvement resulted from management's continuing program to increase staff utilization and reduce non-productive overhead, and to a lesser extent from cost savings resulting from the sale of the Company's instrumentation business in July 1998.

General and administrative expenses remained relatively even in fiscal 1999, as compared to fiscal 1998. This continuing improvement with respect to revenue growth also reflects management's philosophy of maintaining a flat organizational structure with no non-productive overhead.

Depreciation and amortization expense decreased by approximately 9% in fiscal 1999, as compared to fiscal 1998. This decrease was primarily due to the sale of the Company's instrumentation business in July 1998 and to the comparative reduction in capital expenditures over the past several years, combined with the effect of equipment that became fully depreciated.

Income from operations was $4.3 million in fiscal 1999, compared to $2.4 million in fiscal 1998. The continuing improvement in operating performance was primarily due to the growth in revenue (without comparable increases in operating overhead) and acquisitions.

Interest expense decreased by approximately 30% in fiscal 1999, as compared to fiscal 1998, resulting primarily from lower levels of debt outstanding.

The provision for federal and state income taxes reflects an effective rate of 36% in fiscal 1999, compared to an effective rate of 38% in fiscal 1998. This decrease was due to lower state income taxes. The Company believes that there will be sufficient taxable income in future periods to enable utilization of deferred income tax benefits.

1998 COMPARED TO 1997

Fiscal 1998 reflected the first year of operating performance under the Company's new management team that was installed in April 1997. During fiscal 1998, the revenue declines of the prior two years were halted and a growth trend was established. Gross revenue increased by 6% from $68.5 million in fiscal 1997 to $72.6 million. Net service revenue increased by 4% from $50.8 million in fiscal 1997 to $52.7 million. The increase in revenue resulted primarily from growth in the core businesses.

Direct labor and fringe benefit costs increased by 3% during fiscal 1998 as a result of the increase in revenue. Indirect costs and expenses increased by 1% in fiscal 1998, however, as a percentage of net service revenue, indirect costs and expenses decreased to 41% from 43% in fiscal 1997. This improvement was primarily due to new management's initiation of programs to increase staff utilization and reduce non-productive overhead.

General and administrative expenses decreased by 31% in fiscal 1998, as compared to fiscal 1997, also reflecting the new management's philosophy of maximizing revenue without increasing overhead.

Depreciation and amortization expense decreased by 3% in fiscal 1998, as compared to fiscal 1997. This decrease was due to the comparative reduction in expenditures for equipment in fiscal 1997 and 1996, combined with the effect of other equipment that became fully depreciated.

The Company reported income from operations of $2.4 million in fiscal 1998, compared to $.2 million in fiscal 1997. This improvement was primarily due to a combination of the increase in revenue and overhead reductions. In fiscal 1998, the Company recorded charges aggregating approximately $.9 million to exit certain non-core businesses. The recording of these charges is consistent with the Company's objective to focus on its strategic market sectors. These charges were essentially offset by the inclusion of approximately $.9 million of non-recurring income related to the settlement agreements with the former Chairman and the former President.

Interest expense decreased by 13% in fiscal 1998, as compared to fiscal 1997. The decrease resulted primarily from lower levels of debt outstanding, partially offset by higher interest rates.

The provision for federal and state income taxes reflected an effective rate of approximately 38% in fiscal 1998, compared to the benefit in fiscal 1997 recorded at an effective rate of 24%. The benefit in fiscal 1997 was recorded at a lower effective rate because of foreign taxes paid for which a foreign tax credit was not available.

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

Operating activities are the principal source of cash flow for the Company. Operating activities provided $3.8 million of cash flow during fiscal 1999, down from $5.7 million last year. Although operating performance improved significantly in fiscal 1999, the cash generated by net income and the non-cash charges against income for depreciation and amortization was reduced by several factors, principally higher income tax payments and payments to subcontractors in early fiscal 1999 for work completed in the fourth quarter of fiscal 1998 on an Exit Strategies-TM- project. Also, fiscal 1998 operating cash flow contained a non-recurring settlement recovery of approximately $.9 million from the former Chairman and the former President, as further described in Note 9 to the Consolidated Financial Statements.

Investing activities used cash of approximately $3.3 million in fiscal 1999. The acquisition of businesses completed in fiscal 1999 required the use of approximately $4.8 million (net of cash acquired). Capital expenditures during fiscal 1999 for additional equipment and information systems to support business growth increased $1.3 million, up from $1 million last year. In July 1998, the Company completed the sale of its instrumentation business that provided approximately $2.8 million in cash. In fiscal 2000, the Company expects to make capital expenditures of approximately $2 million and also expects expenditures for acquisitions to continue at a pace similar to fiscal 1999.

The Company relies on its bank financing arrangement to assist in funding various operating activities. The Company has available a $15 million revolving credit facility, secured by accounts receivable, which expires July 2001. Borrowings under the agreement bear interest at the bank's base rate or the Eurodollar rate plus 1-3/4%. At June 30, 1999, borrowings outstanding pursuant to the agreement were $4 million at an average interest rate of 6-3/4%.

At June 30, 1999, the Company had outstanding a $3.5 million subordinated note issued in March 1994 in connection with the acquisition of Environmental Solutions, Inc. and subsequently amended in July 1997. Interest on the note accrued at the greater of the interest rate paid on the Company's bank debt or 7-3/4%. The outstanding balance at June 30, 1999 was repaid on July 1, 1999 with cash provided by the revolving credit facility. The Company also had outstanding at June 30, 1999 a $.4 million 7-3/4% subordinated note issued in connection with the March 1998 purchase of Hydro-Geo Consultants, Inc. The note is repayable in four remaining equal annual installments.

The Company expects to increase its available cash flow over the next fiscal year, primarily from operations and reductions in working capital derived mainly from the collection of accounts receivable. The Company believes that cash generated from operations, the cash on hand at June 30, 1999 and available borrowings under the bank credit facility will be sufficient to meet the Company's cash requirements for fiscal 2000.

YEAR 2000 COMPLIANCE

The Company recognizes the need to ensure that its critical management, financial and operating systems will recognize and process transactions for the year 2000 and beyond. As a result, all computer systems and applications have been reviewed and, where appropriate, detailed plans have been developed, implemented and tested. The costs specific to the Year 2000 issue are not expected to have a material impact on the Company's future operating results, financial condition or cash flows.

Although the Company expects to be fully Year 2000 compliant on a timely basis, if system modifications and conversions are not effective, or if the Company's critical suppliers and customers do not address this issue successfully, the Year 2000 issue could possibly have a material impact on the Company's operations and financial condition.

The Company is developing contingency plans to be implemented as part of its efforts to identify and mitigate any Year 2000 issues. The contingency plans will deal with the most likely worst-case scenarios and will be substantially complete by September 30, 1999, with follow-up to occur through December 31, 1999.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that describe the Company's business prospects. These statements involve risks and uncertainties including, but not limited to, regulatory uncertainty, government funding, level of demand for the Company's services, industry-wide competitive factors and political, economic or other conditions. Furthermore, market trends are subject to changes that could adversely affect future results.

CONSOLIDATED STATEMENTS OF OPERATIONS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


YEARS ENDED JUNE 30,                                   1999              1998           1997
----------------------------------------------------------------------------------------------

GROSS REVENUE                                        $78,223           $72,570        $68,506
   Less subcontractor costs and direct charges        20,890            19,861         17,718
                                                     -----------------------------------------
NET SERVICE REVENUE                                   57,333            52,709         50,788
                                                     -----------------------------------------
OPERATING COSTS AND EXPENSES:
   Direct labor and fringe benefit costs              26,075            23,324         22,680
   Indirect costs and expenses                        21,998            21,796         21,590
   General and administrative expenses                 2,462             2,451          3,565
   Depreciation and amortization                       2,468             2,702          2,789
                                                     -----------------------------------------
                                                      53,003            50,273         50,624
                                                     -----------------------------------------
Income from operations                                 4,330             2,436            164
Interest expense                                         507               725            829
                                                     -----------------------------------------
Income (loss) before taxes                             3,823             1,711           (665)
Federal and state income tax provision (benefit)       1,376               650           (160)
                                                     -----------------------------------------
Net income (loss)                                    $ 2,447          $  1,061         $ (505)
                                                     -----------------------------------------
Earnings (loss) per share - basic and diluted           $.36              $.16         $ (.07)
                                                     -----------------------------------------
AVERAGE SHARES OUTSTANDING:
   Basic                                               6,782             6,715          6,741
   Diluted                                             6,839             6,726          6,747
                                                     -----------------------------------------



See accompanying notes to consolidated financial statements.

   CONSOLIDATED BALANCE SHEETS
   TRC COMPANIES, INC. AND SUBSIDIARIES
   IN THOUSANDS, EXCEPT SHARE DATA


   AS OF JUNE 30,                                                                1999         1998
   ----------------------------------------------------------------------------------------------------
    ASSETS

   CURRENT ASSETS:
     Cash                                                                       $ 1,368         $ 1,379
     Accounts receivable, less allowance for doubtful accounts                   31,479          27,775
     Inventories                                                                      -           1,103
     Deferred income tax benefits                                                 1,231             950
     Prepaid expenses and other current assets                                    1,096             846
                                                                                -------         -------
                                                                                 35,174          32,053
                                                                                -------         --------
   PROPERTY AND EQUIPMENT:
     Furniture and equipment                                                     18,743          19,613
     Leasehold improvements                                                       1,634           1,660
                                                                                -------         --------
                                                                                 20,377          21,273
     Less accumulated depreciation and amortization                              16,603          17,267
                                                                                -------         --------
                                                                                  3,774           4,006
                                                                                -------         --------
   COSTS IN EXCESS OF NET ASSETS OF ACQUIRED BUSINESSES, net of accumulated
     amortization of $5,355 and $4,397, respectively                             26,519          24,874
                                                                                -------         --------
   OTHER ASSETS                                                                     605             671
                                                                                -------         --------
                                                                                $66,072         $61,604
                                                                                -------         --------
   LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:
     Current portion of debt                                                    $ 7,600         $ 3,600
     Accounts payable                                                             4,152           4,133
     Accrued compensation and benefits                                            3,433           2,685
     Income taxes payable                                                         1,399             578
     Other accrued liabilities                                                    1,159             582
                                                                                -------         --------
                                                                                 17,743          11,578
                                                                                -------         --------
   NON-CURRENT LIABILITIES:
     Long-term debt                                                                 300           3,900
     Deferred income taxes                                                        1,041           1,671
                                                                                -------         --------
                                                                                  1,341           5,571
                                                                                -------         --------

   COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 9)

   SHAREHOLDERS' EQUITY:
     Capital stock:
     Preferred, $.10 par value; 500,000 shares authorized, none issued                -               -
     Common, $.10 par value; 30,000,000 shares authorized,
      7,427,846 and 7,410,855 shares issued at June 30, 1999
      and 1998, respectively                                                        743             741
     Additional paid-in capital                                                  38,719          38,635
     Retained earnings                                                           10,423           7,976
                                                                                -------         --------
                                                                                 49,885          47,352
     Less treasury stock, at cost                                                 2,897           2,897
                                                                                -------         --------
                                                                                 46,988          44,455
                                                                                --------        --------
                                                                                $66,072         $61,604
                                                                                --------        --------



See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TRC COMPANIES, iNC. AND SUBSIDIARIES
IN THOUSANDS


YEARS ENDED JUNE 30,                                                          1999       1998       1997
-----------------------------------------------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                          $ 2,447    $ 1,061    $  (505)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation and amortization                                           2,468      2,702      2,789
       Change in deferred taxes and other non-cash items                        (444)       609        368
       Changes in assets and liabilities, net of effects from acquisitions and disposition:
          Accounts receivable                                                    452       (661)     1,880
          Inventories                                                           (292)      (331)      (136)
          Prepaid expenses and other current assets                             (135)       820       (833)
          Accounts payable                                                      (845)     1,384        398
          Accrued compensation and benefits                                       30        (40)      (119)
          Income taxes                                                           549      1,177       (652)
          Other accrued liabilities                                             (472)      (999)        73
                                                                              -----------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                      3,758      5,722      3,263
                                                                              -----------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of instrumentation business                               2,750       --         --
  Additions to property and equipment                                         (1,270)    (1,039)      (643)
  Acquisition of businesses, net of cash acquired                             (4,784)      (431)      --
  Decrease (increase) in other assets                                             33         98       (138)
  Disposal of equipment                                                            7          9         20
                                                                              -----------------------------
NET CASH USED IN INVESTING ACTIVITIES                                         (3,264)    (1,363)      (761)
                                                                              -----------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of subordinated debt                                              (3,600)      --         --
  Net borrowings (repayments) under credit facility                            3,085     (4,000)    (1,200)
  Proceeds from exercise of stock options                                         10       --         --
  Purchase of treasury stock                                                    --         --       (1,603)
                                                                              -----------------------------
NET CASH USED IN FINANCING ACTIVITIES                                           (505)    (4,000)    (2,803)
                                                                              -----------------------------

INCREASE (DECREASE) IN CASH                                                      (11)       359       (301)

Cash, beginning of year                                                        1,379      1,020      1,321
                                                                              -----------------------------
CASH, END OF YEAR                                                            $ 1,368    $ 1,379    $ 1,020
                                                                              -----------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                              $   435    $   611    $   757
  Income taxes paid (refunded), net                                            1,018       (315)      (119)
                                                                              -----------------------------



See accompanying notes to consolidated financial statements.
-------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
TRC COMPANIES, INC. AND SUBSIDIARIES


                                               Common stock issued                                  Treasury stock
                                             ---------------------                             ----------------------
                                                                      Additional
IN THOUSANDS, EXCEPT SHARE DATA                Number                  paid-in     Retained      Number
YEARS ENDED JUNE 30, 1999, 1998 AND 1997      of shares     Amount     capital     earnings     of shares     Amount
----------------------------------------------------------------------------------------------------------------------


BALANCES, JUNE 30, 1996                       7,265,755   $     727   $  37,895   $   7,420      246,753   $  (1,294)

Issuance of common stock in connection with
  business acquired                              51,000           5         199        --           --          --
Purchase of treasury stock                         --          --          --          --        381,900      (1,603)
Net loss                                           --          --          --          (505)        --          --
                                              ------------------------------------------------------------------------
BALANCES, JUNE 30, 1997                       7,316,755         732      38,094       6,915      628,653      (2,897)

Issuance of common stock and warrant in
  connection with business acquired              94,100           9         541        --           --
Net income                                         --          --          --         1,061         --          --
                                              ------------------------------------------------------------------------
BALANCES, JUNE 30, 1998                       7,410,855         741      38,635       7,976      628,653      (2,897)

Issuance of common stock in
  connection with business acquired              14,741           2          74        --           --          --
Exercise of stock options (including tax          2,250        --            10        --           --          --
Net income                                         --          --          --         2,447         --          --
                                              ------------------------------------------------------------------------
BALANCES, JUNE 30, 1999                       7,427,846   $     743   $  38,719   $  10,423      628,653   $  (2,897)
                                              ------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRC COMPANIES, INC. AND SUBSIDIARIES

IN THOUSANDS, EXCEPT SHARE DATA

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

         C. At June 30, 1998, inventories totaling $1,103 related to the instrumentation business that was sold in July 1998 were stated at the lower of cost or market, cost being determined using the first-in, first-out (FIFO) method.

         D. Property and equipment are stated on the basis of cost, including costs to bring the equipment into operation. Major improvements and betterments to existing equipment are capitalized. Maintenance and repairs are charged to expense as incurred.

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

         G. Revenue on engineering and remediation contracts is recognized as the services are performed and the related costs are incurred. Revenue from the sale of instruments in fiscal 1998 and 1997 was recognized when the products were shipped.

                  The Company makes revisions in its cost estimates as required during the course of performing contracts; the impact of such revisions is reflected in the accounting periods in which the relevant facts become known.

         H. Research and development costs related to the Company's instrumentation business that was sold in July 1998 were charged to operations as incurred and amounted to approximately $187 and $190 in fiscal 1998 and 1997, respectively.

         I. The Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options

         J. The Company provides for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the carrying amounts and tax bases of assets and liabilities.

         K. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 130, Reporting Comprehensive Income. FAS 130 established standards for reporting and displaying comprehensive income in a set of financial statements. The Company has no items of other comprehensive income.

         L. Earnings (loss) per share is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic earnings (loss) per share is based upon the weighted average common shares outstanding during the year. Diluted earnings (loss) per share reflect the potential dilutive effect of outstanding stock options and warrants.

         M. The Company has 401(k) savings plans covering substantially all employees. The Company's contributions to the plans were approximately $578, $562 and $543 in fiscal 1999, 1998 and 1997, respectively. The Company does not provide post-employment benefits.

         N. Cash, accounts receivable, accounts payable, accrued liabilities and the Company's subordinated notes as reflected in the financial statements are reasonable estimates of their fair value because of the short-term maturity of those instruments. The carrying amount of the Company's note payable pursuant to its revolving credit agreement at June 30, 1999, approximates fair value because the interest rate on this instrument changes with market interest rates.

Note 2.  BUSINESS ACTIVITIES

         The Company conducts its activities under one business segment which involves providing engineering and consulting services primarily in the areas of infrastructure improvements and expansions, environmental management and information technology. The Company's services and products are provided to commercial organizations and government agencies primarily in the U.S. market.

         In July 1998, the Company sold its instrumentation subsidiary that developed and manufactured air monitoring instrumentation. During fiscal 1998, the Company recorded charges aggregating approximately $890 to exit certain non-core businesses. The decision to exit these non-core businesses was consistent with the Company's objective to focus on its strategic market sectors.

Note 3.  ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 1999 and 1998 are comprised of the following:



                                                    1999                      1998
-------------------------------------------------------------------------------------

Amounts billed                                    $   25,121               $   22,803
Unbilled costs                                         7,976                    6,767
Retainage                                                928                      580
                                                    --------                ---------
                                                      34,025                   30,150
Less allowance for doubtful accounts                   2,546                    2,375
                                                    --------                ---------
                                                  $   31,479               $   27,775
                                                    --------                ---------



         Management expects that substantially all unbilled costs will be billed and collected in the subsequent year. Retainage represents amounts billed but not paid by the client which, pursuant to the contract, are due upon completion and acceptance by the client.

         Net service revenue from contracts with U.S. Government agencies amounted to approximately $9,407, $10,721 and $10,998 in fiscal 1999, 1998 and 1997, respectively.

Note 4.  ACQUISITIONS AND DIVESTITURE

In March 1999, the Company acquired all of the outstanding shares of Alton Geoscience, Inc. (Alton), headquartered in Irvine, California. Alton's primary business activities include site investigations, remediation and monitoring services for major oil and pipeline companies. The purchase price included cash of $1,562 (net of cash acquired) and a $500 holdback payable in one year. The Company will make an additional payment equal to 75% of Alton's pre-tax profit for the twelve-month period ending September 30, 1999. The acquisition has been accounted for using the purchase method of accounting.

In April 1999, the Company acquired all of the outstanding shares of Vectre Corporation (Vectre), an environmental engineering and consulting firm located in Lafayette, New Jersey. The purchase price consisted of cash of $1,489 (net of cash acquired). The Company may also be required to make additional payments if certain profit objectives are achieved in each of the years in the four-year period ending June 30, 2003. The acquisition has been accounted for using the purchase method of accounting.

In May 1999, A & H Engineers, P.C. (A & H), a transportation consulting and engineering firm located in New York City, merged into a subsidiary of the Company. The purchase price consisted of $1,733 (net of cash acquired). The Company will make additional payments based upon revenue objectives in each of the years in the four-year period ending April 30, 2003. The acquisition has been accounted for using the purchase method of accounting.

The aggregate excess of purchase price over the fair values of the net assets acquired for these acquisitions was $2,528 (before contingent consideration), which is being amortized over 30 years on a straight-line basis.

In March 1998, a wholly-owned subsidiary of the Company acquired substantially all of the business assets, liabilities and obligations of Hydro-Geo Consultants, Inc., a Denver-based firm servicing principally the domestic and international mining and water resource sectors. The purchase price of approximately $1,500 consisted of a combination of cash, a $500 five-year 7 3/4% subordinated note, 94,100 shares of the Company's common stock and a warrant to purchase 75,000 shares of the Company's common stock exercisable at $4.25 per share and expiring in March 2003. The acquisition has been accounted for using the purchase method of accounting. The purchase price and expenses associated with the acquisition resulted in costs in excess of the fair value of the net assets acquired of approximately $1,075, which is being amortized over 30 years on a straight-line basis.

The following unaudited pro forma summary presents the consolidated results of operations as if the current year acquisitions had occurred at the beginning of the years presented, after giving effect to certain adjustments, including amortization of costs in excess of the net assets acquired, increased interest expense on acquisition borrowings and related income tax effects.


Years ended June 30,                          1999            1998
-------------------------------------------------------------------------------

Net service revenue                          $67,203         $64,616
                                             -------         -------
Net income                                     2,956           1,386
                                             -------         -------
Earnings per share - diluted                    $.43            $.21
                                             -------         -------



The pro forma financial information does not purport to be indicative of the results that would have occurred had the acquisitions taken place at the beginning of the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

In July 1998, the Company sold its instrumentation business which had sales of approximately $3,000 in fiscal 1998, for $2,750 in cash resulting in a gain that was not significant.

Note 5.  DEBT

Debt at June 30, 1999 and 1998 is comprised of the following:


                                                         1999                 1998
----------------------------------------------------------------------------------------

Note payable - revolving credit agreement            $   4,000              $      -
Subordinated note, due July 1999                         3,500                 7,000
7 3/4% subordinated note, due March 2003                   400                   500
                                                     ---------              --------
                                                         7,900                 7,500
Less current portion                                     7,600                 3,600
                                                     ---------              --------
Long-term debt                                       $     300              $  3,900
                                                     ---------              --------


         The Company has available a $15,000 credit facility, as amended July 1, 1999, secured by accounts receivable which extends through July 2001. Borrowings under the agreement bear interest at the bank's base rate or the Euro dollar rate plus 1 3/4%. The weighted average interest rate on outstanding borrowings at June 30, 1999 was 6 3/4%. The Company also pays a commitment fee of 1/4% on the unused portion of the facility. The Company was in compliance with all covenants contained in the agreement at all times during the year ended June 30, 1999.

         The subordinated note due July 1999 was issued in March 1994 in connection with the acquisition of Environmental Solutions, Inc. In exchange for an extension of the payment term, the note was amended in July 1997 to increase the interest rate to the greater of the interest paid on the bank debt or 7 3/4%. In addition, warrants to purchase 50,000 shares of the Company's common stock were issued to the noteholder, exercisable at $4.50 per share and expiring in July 2000. The outstanding balance at June 30, 1999 was repaid on July 1, 1999.

         The 7 3/4% subordinated note due March 2003 was issued in March 1998 in connection with the acquisition of Hydro-Geo Consultants, Inc. The balance outstanding at June 30, 1999 is payable in four equal annual installments.

Note 6.  FEDERAL AND STATE INCOME TAXES

         The federal and state income tax provision (benefit) for fiscal 1999, 1998 and 1997 consists of the following:


YEARS ENDED JUNE 30,            1999                 1998                  1997
-------------------------------------------------------------------------------

Current:
  Federal                      $1,427                $679                $(798)
  State                           103                  34                   10
Deferred:
  Federal                         (45)               (116)                 623
  State                          (109)                 53                    5
                               -------               -----               ------
                               $1,376                $650                $(160)
                               -------               -----               ------


         Deferred income taxes represent the tax effect of transactions that are reported in different periods for financial and tax reporting purposes. Temporary differences and carryforwards that give rise to a significant portion of deferred income tax benefits (liabilities) are as follows:


AS OF JUNE 30,                                                    1999              1998
------------------------------------------------------------------------------------------

Deferred income tax benefits:
  Doubtful accounts and other accruals                          $   767           $   796
  Vacation pay accrual                                              283                 6
  Adjustment of inventories and contracts to tax basis                -                70
  Other, net                                                        181                78
                                                                --------          --------
                                                                $ 1,231           $   950
                                                                --------          --------
Deferred income tax liabilities:
  Depreciation and amortization                                 $(1,613)          $(1,645)
  Loss carryforwards from acquisition                               528                 -
  Accrued lease obligations                                          68                74
  Other, net                                                        (24)             (100)
                                                                --------          --------
                                                                $(1,041)          $(1,671)
                                                                --------          --------


A reconciliation of the federal statutory and the Company's effective income tax rates follows:


YEARS ENDED JUNE 30,                                         1999               1998            1997
-------------------------------------------------------------------------------------------------------
Statutory rate                                               34.0%              34.0%         (34.0%)
State taxes, net of federal tax benefit                       1.8                4.4            1.7
Adjustment of deferred income taxes due to state
   tax rate changes                                          (2.8)                -               -
Foreign taxes for which a foreign tax credit was
  not available                                                -                  -            10.1
Other, net                                                    3.0                (.4)          (1.8)
                                                             -----              -----         -------
Effective income tax rate                                    36.0%              38.0%         (24.0)%
                                                             -----              -----         --------



At June 30, 1999, the Company had approximately $1,500 of operating loss carryforwards available to reduce future federal taxable income. These loss carryforwards relate to the March 1999 acquisition of Alton Geoscience, Inc. and expire in years 2008 through 2018. Although utilization of these carryforwards is subject to certain limitations, the Company believes that all of the carryforwards will be utilized prior to their expiration.

Note 7.  LEASE COMMITMENTS

         The Company has commitments at June 30, 1999 under noncancelable operating leases primarily for office and warehouse space and for computer and office equipment. Rental payments, net of sublease receipts, charged to operations in fiscal 1999, 1998 and 1997 were approximately $4,189, $3,674 and $4,179, respectively. Certain leases for office and warehouse space require payments for expenses under escalation clauses.

         Minimum future lease obligations payable in future fiscal years are as follows:


Years ending June 30,
---------------------------------------------------------------------

2000                                             $   4,014
2001                                                 3,108
2002                                                 3,013
2003                                                 2,750
2004                                                 2,349
2005 and thereafter                                  6,316
                                                  --------
                                                 $  21,550
                                                  --------



Note 8.  STOCK OPTIONS

         The Company's non-qualified stock option plan for employees and directors, as amended, authorizes the granting of options, including performance-based options, with exercise prices at no less than the fair market value of the common stock on the date such options are granted. The exercisable option period is fixed by the Board of Directors at the time of grant, but cannot exceed ten years and generally begins within a specified period after the date of grant. No accounting recognition is given to stock options until they are exercised, at which time the proceeds are credited to the capital accounts. The Company receives a tax benefit upon exercise of these options in an amount equal to the difference between the option price and the fair market value of the common stock. Tax benefits related to stock options are credited to additional paid-in capital when realized for financial reporting purposes.

         The Company had a separate stock option plan for directors who were not employees. In fiscal 1997, the stock option plan for directors was terminated and the stock option plan for employees was amended to include directors.

         A summary of stock option activity for the three years ended June 30, 1999 follows:


                                                      1999                      1998               1997
                                          --------------------------------------------------------------------
                                                           Average                  Average            Average
                                                 Options    Price         Options    Price    Options    Price
--------------------------------------------------------------------------------------------------------------

Outstanding options, beginning of year           688,677    $5.04        738,352    $4.38     577,959    $6.86
Granted                                          254,000     4.29        497,000     4.50     736,600     3.66
Exercised                                         (2,250)    4.33              -        -        -           -
Canceled                                         (54,197)    6.99       (547,175)    3.67    (588,207)    6.00
Transfer from directors' plan                          -        -              -        -      12,000     8.88
                                                 -------------------------------------------------------------
Outstanding options, end of year                 886,230    $4.71        688,677    $5.04     738,352    $4.38
                                                 -------------------------------------------------------------
Options exercisable at end of year               457,333    $4.99        120,519    $6.91      80,536    $7.52
                                                 -------------------------------------------------------------
Options available for future grants              649,689                 849,492              799,817
                                                 -------                 -------              -------



         The following table summarizes information about outstanding stock options at June 30, 1999:


                                       Options Outstanding                       Options Exercisable
                          ----------------------------------------------     -----------------------------
                                           Average         Average                            Average
      Exercise Price         Shares         Price        Term (Years)          Shares          Price
      ------------------- ------------- -------------- -----------------    -------------- ---------------
      $3.50 - $ 4.50           727,125      $4.36            8.6                   342,062      $4.38
       4.63 -   6.00            59,500       4.95            8.5                    15,666       5.04
       6.63 -  10.00            99,605       7.09            1.4                    99,605       7.09



         Grants in fiscal 1998 include 485,000 options granted to certain senior managers in exchange for a reduction in cash compensation to the grantees over the next two years, with individuals receiving one option for every two dollars in aggregate salary reduction over such two-year period. Cancellations in fiscal 1998 include 516,600 options granted in fiscal 1997 that were contingent upon the attainment of certain performance goals. In fiscal 1997, 497,770 options held by the former Chairman and the former President were cancelled in connection with their resignations.

         In connection with the acquisition of Environmental Solutions, Inc.
(ESI) in fiscal 1994, the Company issued warrants to employees of ESI to purchase shares of common stock, under the same terms and conditions as the employee stock option plan. At June 30, 1999, warrants to purchase 19,400 shares of common stock at $6.63 per share were outstanding and expire in February 2001.

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

(loss) per share for the years ended June 30, 1999, 1998 and 1997 would have been as follows:


Years ended June 30,                                                 1999            1998          1997
--------------------------------------------------------------------------------------------------------


Net income (loss), as reported                                   $   2,447       $   1,061     $   (505)
Net income (loss), pro forma                                         1,647             903         (601)
Earnings (loss) per share - basic and diluted, as reported            $.36            $.16        $(.07)
Earnings (loss) per share - basic and diluted, pro forma               .24             .13         (.09)



         In arriving at the pro forma amounts, the fair value of each option and warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


Years ended June 30,                1999            1998           1997
------------------------------------------------------------------------


Risk-free interest rate                4.7%            5.4%           6.5%
Expected life                     7.5 years       7.4 years      3.8 years
Expected volatility                     49%             63%            52%
Expected dividend yield                None            None           None



         The weighted average fair value of options and warrants granted during fiscal 1999, 1998 and 1997 was $2.50, $3.42 and $2.19, respectively.

Note 9.  CONTINGENCIES

         The Company's contracts with the U.S. Government are subject to examination and renegotiation. Contracts and other records of the Company have been examined through June 30, 1992. The Company believes that adjustments resulting from such examinations or renegotiation proceedings, if any, will not have a significant impact on the Company's operating results, financial condition or cash flows.

         In 1997, the Board of Directors created a Special Committee of outside board members of the Company to investigate the exercise of stock options by the former Chairman and the former President, as well as other matters. The Special Committee conducted its investigation with the assistance of outside counsel and accountants who had no prior affiliation with the Company, and also consulted with the Company's independent accountants. The investigation revealed no circumstances that had any material effect on the Company's historical audited financial statements. In December 1997, the Company entered into settlement agreements with those former executive officers. The Company was fully reimbursed for costs of the investigation and damages incurred. As a result, the Company recorded income in fiscal 1998 of approximately $900 related to the settlement.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of TRC Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TRC Companies, Inc. and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
August 4, 1999

                               TRC COMPANIES, INC.

DIRECTORS

Richard D. Ellison
Chairman, President and Chief Executive Officer
TRC Companies, Inc.

Edward W. Large *
Counsel to the law firms of Crowell & Moring and Day, Berry & Howard; formerly Executive
Vice President and Director of United
Technologies Corporation

Richard J. McGuire, Jr. *
Formerly President of TRC Environmental Corporation and
TRC Mariah Associates, Inc.

J. Jeffrey McNealey *
Partner in the law firm of
Porter, Wright, Morris & Arthur

Edward G. Jepsen *
Executive Vice President and
Chief Financial Officer of
Amphenol Corporation

*  Audit Committee Member

OFFICERS

Richard D. Ellison
Chairman, President and Chief Executive Officer

Harold C. Elston, Jr.
Senior Vice President and Chief Financial Officer

John H. Claussen
Senior Vice President

Miro Knezevic
Senior Vice President

Martin H. Dodd
Vice President and General Counsel

SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

TRC Companies, Inc.
5 Waterside Crossing
Windsor, CT 06095
(860) 289-8631

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
One Financial Plaza
Hartford, CT 06103


ANNUAL MEETING

         The 1999 annual meeting of shareholders will be held on Friday, October 22, 1999, at 10:00 a.m., at the Company's executive offices.

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