Form 10-K, Exhibit 13
period 2000-06-30
TRC COMPANIES INC /DE/
filed 2000-09-28
CIK 103096

                                   EXHIBIT 13

Annual Report to Shareholders for the fiscal year ended June 30, 2000. (Only those portions expressly incorporated by reference are deemed to be filed herewith).

FINANCIAL HIGHLIGHTS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


June 30,                                                   2000             1999             1998 (1)
------------------------------------------------------------------------------------------------------
     Gross revenue                                         $ 117,131        $  78,223       $  69,568
     Net service revenue                                      84,808           57,333          49,708
     Income from operations                                    8,281            4,330           2,217
     Net income                                                4,644            2,447             925
     Earnings per share - diluted                          $    0.65        $    0.36       $    0.14
     Working capital                                       $  36,268        $  17,431       $  20,475
     Current ratio                                          3.2 to 1         2.0 to 1        2.8 to 1
     Percentage of debt to total capitalization                28.1%            14.4%           14.4%
     Shareholders' equity                                  $  54,448        $  46,988       $  44,455
     Book value per share                                  $    7.73        $    6.91       $    6.55
     Common shares outstanding                                 7,046            6,799           6,782

(1) OPERATING RESULTS PRESENTED ABOVE FOR FISCAL 1998 DO NOT INCLUDE THE RESULTS OF THE COMPANY'S INSTRUMENTATION BUSINESS THAT WAS SOLD IN JULY 1998. THE SALE RESULTED IN A GAIN THAT WAS NOT MATERIAL. SEE SELECTED FINANCIAL DATA ON PAGE 2 FOR RESULTS AS REPORTED FOR FISCAL 1998.


[TABULAR REPRESENTATION OF BAR CHART]

NET SERVICE         INCOME FROM         EARNINGS
REVENUE             OPERATIONS          PER SHARE
(in thousands)      (in thousands)

00                  00                  00

$84,808             $8,281              $0.65


99                  99                  99

$57,333             $4,330              $0.36


98                  98                  00

$49,708             $2,217              $0.14

SELECTED FINANCIAL DATA
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


Statements of Operations, Years ended June 30,          2000           1999          1998   (1)    1997   (1)    1996   (1)
---------------------------------------------------------------------------------------------------------------------------
Gross revenue                                           $117,131      $ 78,223      $ 72,570       $ 68,506      $ 76,999
    Less subcontractor costs and direct charges           32,323        20,890        19,861         17,718        16,981
                                                     ------------   -----------   -----------   ------------  ------------
Net service revenue                                       84,808        57,333        52,709         50,788        60,018
                                                     ------------   -----------   -----------   ------------  ------------

Operating costs and expenses:
    Direct labor and fringe benefit costs                 36,550        26,075        23,324         22,680        26,470
    Indirect costs and expenses                           34,069        21,998        21,796         21,590        27,918 (2)
    General and administrative expenses                    2,991         2,462         2,451          3,565         3,950
    Depreciation and amortization                          2,917         2,468         2,702          2,789         2,896
                                                     ------------   -----------   -----------   ------------  ------------
                                                          76,527        53,003        50,273         50,624        61,234
                                                     ------------   -----------   -----------   ------------  ------------
Income (loss) from operations                              8,281         4,330         2,436            164        (1,216)
Interest expense                                           1,024           507           725            829           906
                                                     ------------   -----------   -----------   ------------  ------------
Income (loss) before taxes                                 7,257         3,823         1,711           (665)       (2,122)
Federal and state income tax provision (benefit)           2,613         1,376           650           (160)         (807)
                                                     ------------   -----------   -----------   ------------  ------------
Net income (loss)                                       $  4,644      $  2,447      $  1,061       $   (505)     $ (1,315)
                                                     ============   ===========   ===========   ============  ============
Earnings (loss) per share:
    Basic                                               $   0.68      $   0.36      $   0.16       $  (0.07)     $  (0.19)
    Diluted                                                 0.65          0.36          0.16          (0.07)        (0.19)
                                                     ============   ===========   ===========   ============  ============
Average shares outstanding:
    Basic                                                  6,845         6,782         6,715          6,741         7,067
    Diluted                                                7,190         6,839         6,726          6,747         7,078
                                                     ============   ===========   ===========   ============  ============
Cash dividends declared                                     None          None          None           None          None
                                                     ============   ===========   ===========   ============  ============
Balance Sheet at June 30,
    Total assets                                        $ 94,208      $ 66,072      $ 61,604       $ 62,290      $ 64,235
                                                     ------------   -----------   -----------   ------------  ------------
    Debt                                                  21,300         7,900         7,500         11,000        12,200
                                                     ------------   -----------   -----------   ------------  ------------
    Shareholders' equity                                  54,448        46,988        44,455         42,844        44,748
                                                     ============   ===========   ===========   ============  ============

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

SUMMARIZED UNAUDITED QUARTERLY FINANCIAL DATA
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA

The following unaudited quarterly financial data for the fiscal years ended June 30, 2000 and 1999 has been derived from the unaudited consolidated financial statements, that in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information.

--------------------------------------------------------------------------------------------------------
Fiscal 2000                                     1st              2nd             3rd             4th
--------------------------------------------------------------------------------------------------------
Gross revenue                                 $25,129          $27,130         $29,376         $35,496
Net service revenue                            18,113           18,754          21,326          26,615
Income from operations                          1,625            1,868           2,163           2,625
Income before taxes                             1,430            1,640           1,900           2,287
Net income                                        915            1,050           1,216           1,463
Earnings per share:
    Basic                                     $  0.13          $  0.15         $  0.18         $  0.21
    Diluted                                      0.13             0.15            0.17            0.20
Market price per share:
    High                                      $  7.69          $  8.19         $ 13.00         $ 11.94
    Low                                          6.00             6.25            7.69            9.25


--------------------------------------------------------------------------------------------------------
Fiscal 1999                                     1st              2nd             3rd             4th
--------------------------------------------------------------------------------------------------------
Gross revenue                                 $18,406          $18,987         $17,930         $22,900
Net service revenue                            12,880           13,151          14,071          17,231
Income from operations                            879              998           1,080           1,373
Income before taxes                               760              877             980           1,206
Net income                                        471              544             608             824
Earnings per share:
     Basic                                    $  0.07          $  0.08         $  0.09         $  0.12
     Diluted                                     0.07             0.08            0.09            0.12
Market price per share:
     High                                     $  5.13          $  5.63         $  5.94         $  6.25
     Low                                         3.75             3.75            4.63            4.50

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

OVERVIEW

The Company is a leading provider of technical, financial risk management and construction services to industry and government primarily in the United States market. The Company's main focus is in the areas of infrastructure improvements and expansions, environmental management and information technology.

RESULTS OF OPERATIONS

In the course of providing its services, the Company routinely subcontracts drilling, laboratory analyses, construction equipment and other services. These costs are passed directly through to customers and, in accordance with industry practice, are included in gross revenue. Because subcontractor costs and direct charges can vary significantly from project to project, the Company considers net service revenue, which is gross revenue less subcontractor costs and direct charges, as its primary measure of revenue growth.

The following table presents the percentage relationships of items in the consolidated statements of operations to net service revenue:


YEARS ENDED JUNE 30,                                 2000            1999          1998
------------------------------------------------------------------------------------------
NET SERVICE REVENUE                                  100.0%          100.0%        100.0%
                                                ------------------------------------------
OPERATING COSTS AND EXPENSES:
    Direct labor and fringe benefit costs             43.1            45.5          44.2
    Indirect costs and expenses                       40.2            38.4          41.4
    General and administrative expenses                3.5             4.3           4.7
    Depreciation and amortization                      3.4             4.3           5.1
                                                ------------------------------------------
INCOME FROM OPERATIONS                                 9.8             7.5           4.6
Interest expense                                       1.2             0.8           1.4
                                                ------------------------------------------
INCOME BEFORE TAXES                                    8.6             6.7           3.2
Federal and state income tax provision                 3.1             2.4           1.2
                                                ------------------------------------------
NET INCOME                                             5.5%            4.3%          2.0%
                                                ==========================================

2000 COMPARED TO 1999

The revenue growth trend established in fiscal 1998 continued. Gross revenue increased $38.9 million, or 50%, to an all time high of $117.1 million in fiscal 2000, from $78.2 million in fiscal 1999. Net service revenue increased $27.5 million, or 48%, to an all time high of $84.8 million in fiscal 2000, from $57.3 million in fiscal 1999. These increases were due to a combination of internal growth arising out of increased demand for the Company's services including, as expected, revenue from the Exit Strategy-Registered Trademark- program, and the additional revenue from the acquisitions completed in fiscal 2000 and 1999.

Direct labor and fringe benefit costs increased by 40% in fiscal 2000, as compared to fiscal 1999, primarily attributable to the increase in revenue. Indirect costs and expenses increased by 55% in fiscal 2000, as compared to fiscal 1999. As a percentage of net service revenue, indirect costs and expenses increased to approximately 40%, from 38% in fiscal 1999. This increase was primarily attributable to higher costs for professional compensation, the additional costs associated with acquired businesses, and increased allowances for doubtful accounts as a result of the significant increase in revenue year over year.

General and administrative expenses increased by 21.5% in fiscal 2000, as compared to fiscal 1999. This increase was primarily due to additional costs to support the Company's growth. However, as a percentage of net service revenue, these costs decreased to approximately 3.5%, from 4.3% in fiscal 1999.

Depreciation and amortization expense increased by 18% in fiscal 2000, as compared to fiscal 1999. This increase was primarily attributable to the additional amortization expense of costs in excess of the net assets of acquired businesses in fiscal 2000 and 1999 and to a lesser extent the additional depreciation expense on equipment acquired through acquisitions.

Income from operations increased by approximately $4.0 million, or 91%, to $8.3 million in fiscal 2000, from $4.3 million in fiscal 1999. As a percentage of net service revenue, operating income increased to approximately 10%, up from 7.5% in fiscal 1999. The continued improvement in operating performance was primarily attributable to: (1) the Company's focus toward higher margin, economically driven markets largely related to the Exit Strategy-Registered Trademark-program; and (2) the growth in revenue without comparable increases in operating overhead.

Interest expense increased by approximately 102% during fiscal 2000, as compared to fiscal 1999. This increase was primarily attributable to higher levels of debt outstanding at higher interest rates to finance acquisitions completed during the year and capital expenditures to support the Company's growth.

The provision for federal and state income taxes reflects an effective income tax rate of 36% in both fiscal 2000 and fiscal 1999. The Company believes that there will be sufficient taxable income in future periods to enable utilization of the deferred income tax benefits.

1999 COMPARED TO 1998

The revenue growth trend established in fiscal 1998 continued in fiscal 1999. Gross revenue increased from $72.6 million in fiscal 1998 to $78.2 million. Net service revenue increased from $52.7 million in fiscal 1998 to $57.3 million in fiscal 1999. The increase in revenue was primarily due to continued growth in the core businesses and from acquisitions completed during the year. Gross and net service revenue in fiscal 1998 were $69.6 million and $49.7 million, respectively, without consideration of the Company's instrumentation business that was sold in July 1998, indicating growth in the core businesses of 12% and 15%, respectively.

Direct labor and fringe benefit costs increased by 12% during fiscal 1999, as compared to fiscal 1998, primarily due to the increase in revenue. Indirect costs and expenses increased by only about 1% in fiscal 1999, as compared to fiscal 1998. As a percentage of net service revenue, indirect costs and expenses decreased to approximately 38%, from 41% in fiscal 1998. This improvement resulted from management's continuing program to increase staff utilization and reduce non-productive overhead, and to a lesser extent from cost savings resulting from the sale of the Company's instrumentation business in July 1998.

General and administrative expenses remained relatively even in fiscal 1999, as compared to fiscal 1998. This continuing improvement with respect to revenue growth also reflects management's philosophy of maintaining a flat organizational structure with minimal non-productive overhead.

Depreciation and amortization expense decreased by 9% in fiscal 1999, as compared to fiscal 1998. This decrease was primarily due to the sale of the Company's instrumentation business in July 1998 and to the comparative reduction in capital expenditures over the past several years, combined with the effect of equipment that became fully depreciated.

Income from operations was $4.3 million in fiscal 1999, compared to $2.4 million in fiscal 1998. The continuing improvement in operating performance was primarily due to the growth in revenue (without comparable increases in operating overhead) and acquisitions.

Interest expense decreased by 30% in fiscal 1999, as compared to fiscal 1998, resulting primarily from lower levels of debt outstanding.

The provision for federal and state income taxes reflects an effective income tax rate of 36% in fiscal 1999, compared to an effective income tax rate of 38% in fiscal 1998. This decrease was due to lower state income taxes.

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

Operating activities are the principal source of cash flow for the Company. Operating activities used approximately $1.4 million of cash flow during fiscal 2000, as compared to providing $3.8 million of cash flow last year. Although operating performance improved significantly in fiscal 2000, the cash generated by net income, the non-cash charges against income for depreciation and amortization, and the increase in billings in excess of revenue earned were offset by several factors, principally the growth in accounts receivable related to the significant increase in revenue especially in the fourth quarter, higher income tax deposits and payment of the accrued interest on the subordinated note repaid in July 1999. Operating cash flow in fiscal 1998 contained a non-recurring settlement recovery of approximately $.9 million from the former Chairman and the former President, as further described in Note 9 to the Consolidated Financial Statements.

Investing activities used cash of approximately $12.0 million in fiscal 2000. The acquisition of businesses completed in fiscal 2000 and earnout payments on acquisitions completed in fiscal 1999 required the use of approximately $8.2 million (net of cash acquired). Capital expenditures during fiscal 2000 for additional equipment and information technology systems to support business growth increased to $3.3 million, up from $1.3 million last year. In fiscal 2000, the Company also invested approximately $.6 million in certain Brownfield redevelopment property. In July 1998, the Company completed the sale of its instrumentation business that provided approximately $2.8 million in cash. In fiscal 2001, the Company expects to make capital expenditures to support continuing business growth of approximately $3 million and also expects expenditures for acquisitions to continue at a pace similar to fiscal 2000.

The Company relies on its bank financing arrangement to assist in funding various operating and investing activities. The Company has a $25 million revolving credit agreement, secured by accounts receivable, which expires March 2003. Borrowings under the agreement bear interest at the bank's base rate or the Eurodollar rate plus 1 3/4%. At June 30, 2000, borrowings outstanding pursuant to the agreement were $21 million at an average interest rate of 8 1/2%

The Company also had outstanding at June 30, 2000 a $.3 million 7 3/4% subordinated note issued in connection with the March 1998 purchase of Hydro-Geo Consultants, Inc. The note is repayable in three remaining equal annual installments.

The Company expects to increase its available cash flow over the next fiscal year, primarily from operations and reductions in working capital derived mainly from the collection of accounts receivable. The Company believes that cash generated from operations, the cash on hand at June 30, 2000 and available borrowings under the revolving credit agreement will be sufficient to meet the Company's cash requirements for fiscal 2001.

MARKET RISKS

The Company's exposure to market risk for changes in interest rates relates primarily to borrowings under the Company's revolving credit agreement with a commercial bank. These borrowings bear interest at variable rates and the fair value of this indebtedness is not significantly affected by changes in market interest rates. An effective increase or decrease of 10% in the current effective interest rate under the revolving credit agreement would not have a material effect on the Company's operating results, financial condition or cash flows.

NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Statement, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Statement requires companies to recognize all derivative instruments on their balance sheet as either assets or liabilities measured at fair value. The Statement also specifies a new method of accounting for hedging transactions, prescribes the types of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. The Company will adopt this Statement in fiscal 2001. Adoption of this Statement is not expected to have a material impact on the Company's operating results, financial condition or cash flows.

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

CONSOLIDATED STATEMENTS OF OPERATIONS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


Years ended June 30,                                           2000            1999            1998
-----------------------------------------------------------------------------------------------------
Gross revenue                                                $117,131        $78,223         $72,570
     Less subcontractor costs and direct charges               32,323         20,890          19,861
                                                       ---------------  -------------   -------------
Net service revenue                                            84,808         57,333          52,709
                                                       ---------------  -------------   -------------
Operating costs and expenses:
     Direct labor and fringe benefit costs                     36,550         26,075          23,324
     Indirect costs and expenses                               34,069         21,998          21,796
     General and administrative expenses                        2,991          2,462           2,451
     Depreciation and amortization                              2,917          2,468           2,702
                                                       ---------------  -------------   -------------
                                                               76,527         53,003          50,273
                                                       ---------------  -------------   -------------
Income from operations                                          8,281          4,330           2,436
Interest expense                                                1,024            507             725
                                                       ---------------  -------------   -------------
Income before taxes                                             7,257          3,823           1,711
Federal and state income tax provision                          2,613          1,376             650
                                                       ---------------  -------------   -------------
Net income                                                   $  4,644        $ 2,447         $ 1,061
                                                       ===============  =============   =============
Earnings per share:
     Basic                                                   $   0.68        $  0.36         $  0.16
     Diluted                                                     0.65           0.36            0.16
                                                       ===============  =============   =============
Average shares outstanding:
     Basic                                                      6,845          6,782           6,715
     Diluted                                                    7,190          6,839           6,726
                                                       ===============  =============   =============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


As of June 30,                                                                           2000           1999
------------------------------------------------------------------------------------------------------------------
                                         Assets

Current Assets:
     Cash                                                                               $ 1,566        $ 1,368
     Accounts receivable, less allowance for doubtful accounts                           48,995         31,913
     Deferred income tax benefits                                                         1,208          1,231
     Prepaid expenses and other current assets                                            1,053          1,096
                                                                                    ------------   ------------
                                                                                         52,822         35,608
                                                                                    ------------   ------------
Property and equipment:
     Furniture and equipment                                                             21,833         18,743
     Leasehold improvements                                                               1,784          1,634
                                                                                    ------------   ------------
                                                                                         23,617         20,377
     Less accumulated depreciation and amortization                                      17,361         16,603
                                                                                    ------------   ------------
                                                                                          6,256          3,774
                                                                                    ------------   ------------
Costs in excess of net assets of acquired businesses,
     net of accumulated amortization of $6,512 and $5,355, respectively                  33,512         26,519
                                                                                    ------------   ------------
Other assets                                                                              1,618            605
                                                                                    ------------   ------------
                                                                                        $94,208        $66,506
                                                                                    ============   ============
                          Liabilities and Shareholders' Equity

Current liabilities:
     Current portion of debt                                                            $   100        $ 7,600
     Accounts payable                                                                     6,216          4,152
     Accrued compensation and benefits                                                    4,308          3,433
     Income taxes payable                                                                 1,782          1,399
     Billings in excess of revenue earned                                                 3,160            434
     Other accrued liabilities                                                              988          1,159
                                                                                    ------------   ------------
                                                                                         16,554         18,177
                                                                                    ------------   ------------
Non-current liabilities:
     Long-term debt                                                                      21,200            300
     Deferred income taxes                                                                2,006          1,041
                                                                                    ------------   ------------
                                                                                         23,206          1,341
                                                                                    ------------   ------------
Commitments and contingencies (Notes 7 and 9)

Shareholders' equity:
     Capital stock:
     Preferred, $.10 par value; 500,000 shares authorized, none issued                       --             --
     Common, $.10 par value; 30,000,000 shares authorized,
         7,674,329 and 7,427,846 shares issued at June 30, 2000 and
         1999, respectively                                                                 767            743
     Additional paid-in capital                                                          41,511         38,719
     Retained earnings                                                                   15,067         10,423
                                                                                    ------------   ------------
                                                                                         57,345         49,885
     Less treasury stock, at cost                                                         2,897          2,897
                                                                                    ------------   ------------
                                                                                         54,448         46,988
                                                                                    ------------   ------------
                                                                                        $94,208        $66,506
                                                                                    ============   ============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS


Years ended June 30,                                                       2000          1999           1998
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                            $  4,644       $ 2,447        $ 1,061
    Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                       2,917         2,468          2,702
         Change in deferred taxes and other non-cash items                     119          (444)           609
         Changes in assets and liabilities, net of effects from
           acquisitions and disposition:
              Accounts receivable                                          (13,155)          277           (520)
              Billings in excess of revenue earned                           2,135           175           (141)
              Inventories                                                        -          (292)          (331)
              Prepaid expenses and other current assets                        (92)         (135)           820
              Accounts payable                                               1,933          (845)         1,384
              Accrued compensation and benefits                                365            30            (40)
              Income taxes payable                                             160           549          1,177
              Other accrued liabilities                                       (391)         (472)          (999)
                                                                        -----------   -----------    -----------
Net cash provided by (used in) operating activities                         (1,365)        3,758          5,722
                                                                        -----------   -----------    -----------

Cash flows from investing activities:
    Additions to property and equipment                                     (3,323)       (1,270)        (1,039)
    Acquisition of businesses, net of cash acquired                         (8,156)       (4,784)          (431)
    Proceeds from sale of instrumentation business                              --         2,750             --
    Acquisition of equity investments and other                               (754)           33             98
    Proceeds from sale of equipment                                            252             7              9
                                                                        -----------   -----------    -----------
Net cash used in investing activities                                      (11,981)       (3,264)        (1,363)
                                                                        -----------   -----------    -----------

Cash flows from financing activities:
    Repayment of long-term debt                                             (3,600)       (3,600)            --
    Net borrowings (repayments) under revolving credit agreement            17,000         3,085         (4,000)
    Proceeds from exercise of stock options and warrants                       144            10             --
                                                                        -----------   -----------    -----------
Net cash provided by (used in) financing activities                         13,544          (505)        (4,000)
                                                                        -----------   -----------    -----------

Increase (decrease) in cash                                                    198           (11)           359
Cash, beginning of year                                                      1,368         1,379          1,020
                                                                        -----------   -----------    -----------
Cash, end of year                                                         $  1,566       $ 1,368        $ 1,379
                                                                        ===========   ===========    ===========

Supplemental cash flow information:
    Interest paid                                                         $  1,238       $   435        $   611
    Income taxes paid (refunded), net                                        2,156         1,018           (315)
                                                                        ===========   ===========    ===========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT SHARE DATA


                                                     Common stock issued                                  Treasury stock
                                                   ------------------------                           -----------------------
                                                                             Additional
                                                     Number                    paid-in     Retained      Number
Years ended June 30, 2000, 1999 and 1998            of shares      Amount      capital     earnings    of shares     Amount
-----------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1997                              7,316,755       $ 732     $ 38,094     $ 6,915      628,653     $(2,897)

Issuance of common stock and warrant in connection
   with business acquired                               94,100           9          541          --           --          --
Net income                                                  --          --           --       1,061           --          --
                                                   ------------ ----------- ------------ -----------  -----------  ----------
BALANCES, JUNE 30, 1998                              7,410,855         741       38,635       7,976      628,653      (2,897)

Issuance of common stock in connection
   with business acquired                               14,741           2           74          --           --          --
Exercise of stock options (including tax benefits)       2,250          --           10          --           --          --
Net income                                                  --          --           --       2,447           --          --
                                                   ------------ ----------- ------------ -----------  -----------  ----------
BALANCES, JUNE 30, 1999                              7,427,846         743       38,719      10,423      628,653      (2,897)

Issuance of common stock and warrants in connection
   with businesses acquired                            222,000          22        2,611          --           --          --
Exercise of stock options and warrants (including
   tax benefits)                                        24,483           2          181          --           --          --
Net income                                                  --          --           --       4,644           --          --
                                                   ------------ ----------- ------------ -----------  -----------  ----------
BALANCES, JUNE 30, 2000                              7,674,329       $ 767     $ 41,511     $15,067      628,653     $(2,897)
                                                   ============ =========== ============ ===========  ===========  ==========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT SHARE DATA

Note 1.  ACCOUNTING POLICIES

         A. The consolidated financial statements include the Company, its wholly-owned subsidiaries and equity investments, after elimination of intercompany accounts and transactions. Certain financial statement items have been reclassified to conform to the current year's format.

         B. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

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

         E. Costs in excess of the fair value of net assets of acquired businesses are amortized over 20 to 30 years on a straight-line basis. On a periodic basis, the Company reassesses the appropriateness of both the carrying value and remaining life of these costs. Such reassessments are computed using forecasted cash flows on an undiscounted basis and other factors.

         F. Revenue on engineering and remediation contracts is recorded using the percentage-of-completion (cost-to-cost) method of accounting. Under this method, revenue is recognized in the ratio that contract costs incurred bear to total estimated costs. Costs and revenue on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in the period in which they are identified. Revenue from the sale of instruments in fiscal 1998 was recognized when the products were shipped.

         On contracts where billings are in excess of revenue earned, the excess is presented on the balance sheet as a current liability.

         G. Research and development costs related to the Company's instrumentation business that was sold in July 1998 were charged to operations as incurred and amounted to approximately $187 in fiscal 1998.

         H. The Company applies the provisions of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related interpretations in accounting for stock options

         I. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.130, REPORTING COMPREHENSIVE INCOME. The statement established standards for reporting and displaying comprehensive income in a set of financial statements. The Company has no items of other comprehensive income.

         J. Earnings per share is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE. Basic earnings per share is based upon the weighted average common shares outstanding during the year. Diluted earnings per share reflects the potential dilutive effect of outstanding stock options and warrants.

                  There are no adjustments to net income for purposes of computing earnings per common share for the years ended June 30, 2000, 1999 and 1998. For purposes of computing diluted earnings per share, the weighted average number of shares outstanding was increased by 344,946 shares, 56,278 shares and 10,988 shares in fiscal 2000, 1999 and 1998, respectively, representing the potential dilutive effects of outstanding stock options and warrants.

         K. The Company has 401(k) savings plans covering substantially all employees. The Company's contributions to the plans were approximately $816, $578 and $562 in fiscal 2000, 1999 and 1998, respectively.

The Company does not provide post-employment or other post-retirement benefits.

         L. Cash, accounts receivable, accounts payable, accrued liabilities and the Company's subordinated note as reflected in the financial statements are reasonable estimates of their fair value because of the short-term maturity of those instruments. The carrying amount of the Company's note payable pursuant to its revolving credit agreement at June 30, 2000, approximates fair value because the interest rate on this instrument changes with market interest rates.

         M. Financial instruments which subject the Company to credit risk consist primarily of cash, accounts receivable and unbilled costs. The Company performs on-going credit evaluations of its customers and maintains an allowance for potential credit losses.

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

         In July 1998, the Company sold its instrumentation subsidiary that developed and manufactured air monitoring instrumentation. In addition, during fiscal 1998 the Company recorded charges aggregating approximately $890 to exit certain non-core businesses. The decision to exit these non-core businesses was consistent with the Company's objective to focus on its strategic market sectors.

Note 3.  ACCOUNTS RECEIVABLE

         Accounts receivable at June 30, 2000 and 1999 are comprised of the following:


                                                                 2000           1999
---------------------------------------------------------------------------------------
Amounts Billed                                                  $27,863        $17,258
Unbilled costs                                                   23,251         16,273
Retainage                                                         1,086            928
                                                           -------------  -------------
                                                                 52,200         34,459

Less allowance for doubtful accounts                              3,205          2,546
                                                           -------------  -------------
                                                                $48,995        $31,913
                                                           =============  =============

     Unbilled costs represent billable amounts recognized as revenue primarily in the last month of the fiscal year. Management expects that substantially all unbilled costs will be billed and collected in the subsequent year. Retainage represents amounts billed but not paid by the customer which, pursuant to the contract, are due at completion.

         Net service revenue from contracts with U.S. Government agencies amounted to approximately $7,728, $9,407 and $10,721 in fiscal 2000, 1999 and 1998, respectively.

Note 4.  ACQUISITIONS AND DIVESTITURE

         In January 2000, the Company acquired 100% of the outstanding shares of Hunter Associates, Inc., a civil engineering firm headquartered in Dallas, Texas. The purchase price of $3,107 consisted of cash of $2,775 (net of cash acquired), 25,000 shares of the Company's common stock and a five-year warrant to purchase 20,000 shares of the Company's common stock at $7.81 per share. The Company may make additional payments if certain revenue objectives are achieved in each of the years in the three-year period ending December 31, 2002. The acquisition has been accounted for using the purchase method of accounting.

         In April 2000, the Company acquired substantially all of the business assets and assumed certain liabilities and obligations of Triangle Environmental, Inc., a civil engineering and environmental services firm headquartered in Raleigh, North Carolina. The purchase price of $1,141 consisted of $500 in cash, 32,000 shares of the Company's common stock and a five-year warrant to purchase 50,000 shares of the Company's common stock at $11.25 per share. The Company may make additional payments if certain profit objectives are achieved over the four and one-quarter year period ending June 30, 2004.

         In May 2000, the Company acquired 100% of the outstanding shares of Lowney Associates, a geotechnical and environmental services firm headquartered in Mountain View, California. The purchase price of $5,566 consisted of cash of $3,478 (net of cash acquired) and 165,000 shares of the Company's common stock. The Company may make additional payments if certain pre-tax profit goals are achieved in each of the years in the three-year period ending March 31, 2003. The acquisition has been accounted for using the purchase method of accounting.

         The aggregate excess of purchase price over the fair value of the net assets acquired for the acquisitions completed in fiscal 2000 was $6,743 (before contingent consideration), which is being amortized over 20 years on a straight-line basis.

         In March 1999, the Company acquired all of the outstanding shares of Alton Geoscience, Inc. (Alton), headquartered in Irvine, California. Alton's primary business activities include site investigations, remediation and monitoring services for major oil and pipeline companies. The initial purchase price included cash of $1,562 (net of cash acquired) and a $500 holdback which was paid in March 2000. Additionally, in accordance with the terms of the agreement, the Company made an earnout payment of approximately $860 in fiscal 2000 equal to 75% of Alton's pre-tax profit for the twelve-month period ended September 30, 1999. The Company recorded the earnout payment as additional costs in excess of the net assets acquired. The acquisition has been accounted for using the purchase method of accounting,

         In April 1999, the Company acquired all of the outstanding shares of Vectre Corporation, an environmental engineering and consulting firm located in Lafayette, New Jersey. The initial purchase price consisted of cash of $1,489 (net of cash acquired). In accordance with the terms of the agreement, the Company may make additional payments if certain profit objectives are achieved in each of the years in the four-year period ending June 30, 2003. The Company made an earnout payment of $45 in fiscal 2000 and recorded the amount as additional costs in excess of the net assets acquired. The acquisition has been accounted for using the purchase method of accounting.

         In May 1999, A & H Engineers, P.C., a transportation consulting and engineering firm located in New York City, merged into a subsidiary of the Company. The initial purchase price consisted of $1,733 (net of cash acquired). In accordance with the terms of the agreement, the Company may make additional payments based upon revenue objectives in each of the years in the four-year period ending April 30, 2003. The Company did not record an earnout payment in fiscal 2000 as the earnout provision was subject to adjustment based upon final determination of the net assets acquired. The Company recorded an adjustment to purchase price allocation in fiscal 2000 of $725 related to the final valuation of assets acquired. The acquisition has been accounted for using the purchase method of accounting.

         The aggregate excess of purchase price over the fair values of the net assets acquired for the acquisitions completed in fiscal 1999 was $2,528 (before contingent consideration), which is being amortized over 30 years on a straight-line basis.

         In March 1998, the Company acquired substantially all of the business assets, liabilities and obligations of Hydro-Geo Consultants, Inc., a Denver-based firm servicing principally the domestic and international mining and water resource sectors. The purchase price of approximately $1,500 consisted of a combination of cash, a $500 five-year 7 3/4% subordinated note, 94,100 shares of the Company's common stock and a five-year warrant to purchase 75,000 shares of the Company's common stock at $4.25 per share. The acquisition has been accounted for using the purchase method of accounting. The purchase price and expenses associated with the acquisition resulted in costs in excess of the fair value of the net assets acquired of approximately $1,075, which is being amortized over 30 years on a straight-line basis.

         The following unaudited pro forma summary presents the consolidated results of operations as if the current year and prior year acquisitions had occurred at the beginning of the earliest year presented, after giving effect to certain adjustments, including amortization of costs in excess of the net assets acquired, increased interest expense on acquisition borrowings and related income tax effects.


YEARS ENDED JUNE 30 (UNAUDITED),                                 2000           1999
---------------------------------------------------------------------------------------
Net service revenue                                             $94,806        $79,647
                                                           -------------  -------------
Net income                                                        5,521          3,903
                                                           -------------  -------------
Earnings per share - diluted                                     $ 0.75        $  0.55
                                                           -------------  -------------

     The unaudited pro forma financial information does not purport to be indicative of the results that would have occurred had the acquisitions taken place at the beginning of the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

         In July 1998, the Company sold its instrumentation business which had sales of approximately $3,000 in fiscal 1998, for $2,750 in cash resulting in a gain that was not significant.

Note 5.  DEBT

         Debt at June 30, 2000 and 1999 is comprised of the following:


                                                               2000          1999
------------------------------------------------------------------------------------
Note payable - revolving credit agreement                     $21,000        $4,000
Subordinated note, due July 1999                                   --         3,500
7 3/4% subordinated note, due March 2003                          300           400
                                                         -------------  ------------
                                                               21,300         7,900
Less current portion                                              100         7,600
                                                         -------------  ------------
Long-term debt                                                $21,200        $  300
                                                         =============  ============

         The Company has a $25,000 revolving credit agreement with a bank to support its working capital and acquisition needs. Borrowings under the agreement are secured by accounts receivable and are due and payable in March 2003 when the credit agreement expires. Borrowings under the agreement bear interest at the bank's base rate or the Eurodollar rate plus 1 3/4%. The weighted average interest rate on outstanding borrowings at June 30, 2000 was 8 1/2%. The Company also pays a commitment fee of 1/4% on the unused portion of the agreement. The Company was in compliance with all covenants contained in the agreement at all times during the year ended June 30, 2000.

         The subordinated note due July 1999 was issued in March 1994 in connection with the acquisition of Environmental Solutions, Inc. In exchange for an extension of the payment term, the note was amended in July 1997 to increase the interest rate to the greater of the interest paid on the bank debt or 7 3/4%. In addition, warrants to purchase

50,000 shares of the Company's common stock were issued to the noteholder are exercisable at $4.50 per share and expire in July 2002. The outstanding balance on the subordinated note at June 30, 1999 was repaid on July 1, 1999.

         The 7 3/4% subordinated note due March 2003 was issued in March 1998 in connection with the acquisition of Hydro-Geo Consultants, Inc. The balance outstanding at June 30, 2000 is payable in three equal annual installments.

Note 6.  FEDERAL AND STATE INCOME TAXES

         The federal and state income tax provision for fiscal 2000, 1999 and 1998 consists of the following:


YEARS ENDED JUNE 30,                                2000         1999          1998
-------------------------------------------------------------------------------------
Current:
    Federal                                        $2,359       $1,427         $ 679
    State                                             226          103            34

Deferred:
    Federal                                            24          (45)         (116)
    State                                               4         (109)           53
                                              ------------  -----------  ------------
                                                   $2,613       $1,376         $ 650
                                              ============  ===========  ============

     Deferred income taxes represent the tax effect of transactions that are reported in different periods for financial and tax reporting purposes. Temporary differences and carryforwards that give rise to a significant portion of deferred income tax benefits (liabilities) are as follows:


AS OF JUNE 30,                                                2000           1999
---------------------------------------------------------------------------------------
Current deferred income tax benefits:
    Doubtful accounts and other accruals                        $   920        $   767
    Vacation pay accrual                                            307            283
    Other, net                                                      (19)           181
                                                         --------------- --------------
                                                                $ 1,208        $ 1,231
                                                         =============== ==============
Long-term deferred income tax liabilities:
    Depreciation and amortization                               $(1,880)       $(1,613)
    Cash to accrual from acquisitions                              (742)           (51)
    Loss carryforwards from acquisition                             459            528
    Accrued lease obligations                                        --             68
    Other, net                                                      157             27
                                                         --------------- --------------
                                                                $(2,006)       $(1,041)
                                                         =============== ==============

A reconciliation of the U.S. federal statutory income tax rate and the Company's consolidated effective income tax rate follows:


YEARS ENDED JUNE 30,                                2000           1999           1998
-----------------------------------------------------------------------------------------
U.S. federal statutory income tax rate              34.0%          34.0%          34.0%
State income taxes (net of federal benefit)          2.1            1.8            4.4
Adjustment of deferred income taxes due to
   state income tax rate changes                      --           (2.8)            --
Other, net                                           (.1)           3.0            (.4)
                                                 -----------    -----------     ----------
Effective income tax rate                           36.0%          36.0%          38.0%
                                                 ===========    ===========     ==========

         At June 30, 1999, the Company had approximately $1,330 of operating loss carryforwards available to reduce future federal taxable income. These loss carryforwards relate to the March 1999 acquisition of Alton Geoscience, Inc. and expire in years 2008 through 2018. Although utilization of these carryforwards is subject to certain limitations, the Company believes that all of the carryforwards will be utilized prior to their expiration. In fiscal 2000, the Company received a tax benefit of $226 as a result of the utilization of previously limited acquired operating loss carryforwards. The benefit was recorded as a reduction to costs in excess of net assets of acquired businesses.

Note 7.  LEASE COMMITMENTS

         The Company has commitments at June 30, 2000 under noncancelable operating leases for office facilities and equipment. Rental payments, net of sublease receipts, charged to operations in fiscal 2000, 1999 and 1998 were approximately $4,887, $4,189 and $3,674, respectively. Certain leases for office facilities require payments for expenses under escalation clauses.

         Minimum future lease obligations payable in future fiscal years are as follows:


YEARS ENDING JUNE 30,
-----------------------------------------------------------
2001                                               $ 4,760
2002                                                 4,598
2003                                                 4,209
2004                                                 3,758
2005                                                 2,678
2006 and thereafter                                  5,379
                                               ------------
                                                   $25,382
                                               ============

Note 8.  STOCK OPTIONS

         The Company's non-qualified stock option plan for employees and directors, as amended, authorizes the granting of options, including performance-based options, with exercise prices at no less than the fair market value of the common stock on the date such options are granted. The option term is fixed by the Board of Directors at the time of grant, but cannot exceed ten years and generally begins within a specified period after the date of grant. No accounting recognition is given to stock options until they are exercised, at which time the proceeds are credited to the capital accounts. The Company receives a tax benefit upon exercise of these options in an amount equal to the difference between the option price and the fair market value of the common stock at that date. Tax benefits related to the exercise of stock options are credited to additional paid-in capital when realized for financial reporting purposes.

         A summary of stock option activity for the three years ended June 30, 2000 follows:


                                                     2000                 1999                 1998
                                           -----------------------------------------------------------------
                                                         Average              Average               Average
                                              Options     Price     Options    Price     Options     Price
------------------------------------------------------------------------------------------------------------
Outstanding options, beginning of year         886,230    $ 4.71     688,677   $ 5.04     738,352    $ 4.38
Granted                                        484,684      8.45     254,000     4.29     497,500      4.50
Exercised                                      (22,283)     5.83      (2,250)    4.33          --        --
Canceled                                       (13,643)     6.36     (54,197)    6.99    (547,175)     3.67
                                           -----------------------------------------------------------------
Outstanding options, end of year             1,334,988    $ 6.03     886,230   $ 4.71     688,677    $ 5.04
                                           =================================================================
Options exercisable at end of year             887,874    $ 5.02     457,333   $ 4.99     120,519    $ 6.91
                                           =================================================================
Options available for future grants            178,648               649,689              849,492
                                           ============             =========            =========

     The following table summarizes information about outstanding stock options at June 30, 2000:


                                       Options Outstanding                           Options Exercisable
                            --------------------------------------------          --------------------------
                                                               Average
                                                  Average        Term                                Average
Exercise price                       Shares        Price        (Years)                 Shares        Price
------------------------------------------------------------------------------------------------------------
$3.50 - $4.25                        251,500      $ 4.10          7.0                   184,334      $ 4.09
$4.50 - $6.00                        518,575        4.53          7.9                   502,177        4.52
$6.25 - $9.56                        348,029        6.76          7.2                   191,363        6.94
$10.13 - $10.88                      216,884       10.67          9.9                    10,000       10.13
                            -----------------------------                         --------------------------
                                   1,334,988      $ 6.03                                887,874      $ 5.02
                            =============================                         ==========================

     Grants in fiscal 2000 include 141,334 options granted to certain senior managers in exchange for a reduction in cash compensation to the grantees over a one-year period, with the individual's receiving one option for every $3.75 of salary reduction. Grants in fiscal 1998 include 485,000 options granted to certain senior managers in exchange for a reduction in cash compensation to the grantees over the next two years, with individuals receiving one option for every $2.00 in aggregate salary reduction over such two-year period. Cancellations in fiscal 1998 include 516,600 options granted in fiscal 1997 that were contingent upon the attainment of certain performance goals.

         In connection with the acquisition of Environmental Solutions, Inc.
(ESI) in fiscal 1994, the Company issued warrants to employees of ESI to purchase shares of common stock, under the same terms and conditions as the employee stock option plan. In fiscal 2000, warrants to purchase 2,200 shares of common stock were exercised at $6.63 per share. At June 30, 2000, warrants to purchase 15,800 shares of common stock at $6.63 per share were outstanding.

         Since the Company applies the provisions of APB 25 and related interpretations in accounting for stock options and warrants, no compensation cost has been recognized in the Company's consolidated statements of operations for the stock option and warrant plans. Had compensation cost for the stock option and warrant plans been determined based on the fair value at the grant date for awards under those plans, consistent with the requirements of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's pro forma net income and earnings per share for the years ended June 30, 2000, 1999 and 1998 would have been as follows:


YEARS ENDED JUNE 30,                            2000         1999         1998
---------------------------------------------------------------------------------
Net income, as reported                        $4,644       $2,447        $1,061
Net income, pro forma                           3,507        1,647           903
Earnings per share, as reported:
      Basic                                    $ 0.68       $ 0.36        $ 0.16
      Diluted                                    0.65         0.36          0.16
Earnings per share, pro forma:
      Basic                                    $ 0.51       $ 0.24        $ 0.13
      Diluted                                    0.49         0.24          0.13

     In arriving at the pro forma amounts, the fair value of each option and warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


YEARS ENDED JUNE 30,                           2000          1999           1998
------------------------------------------------------------------------------------
Risk-free interest rate                          6.4%           4.7%           5.4%
Expected life                               7.5 years      7.5 years      7.4 years
Expected volatility                               47%            49%            63%
Expected dividend yield                          None           None           None

     The weighted average fair value of options and warrants granted during fiscal 2000, 1999 and 1998 was $5.06, $2.50 and $3.42, respectively.

Note 9.  CONTINGENCIES

     The Company recently entered into several long-term contracts under its Exit Strategy-Registered Trademark- program which involve the transfer of liability from the responsible parties to the Company for remediation of environmental conditions at a site. In exchange, the responsible parties have entered into fixed fee contracts with the Company in amounts based on the estimated costs of remediation. The Company generally assumes the risk for all remediation costs for pre-existing site conditions and believes that through in-depth technical analysis, comprehensive cost estimation and creative remedial approaches as approved by applicable regulatory agencies, it is able to execute pricing strategies which protect the Company's return on these projects. As additional protection, the Company obtains remediation cost cap insurance from rated insurance companies which provides coverage for cost increases arising from unknown or changed conditions. The

Company believes that it is adequately protected from risks on these projects and that adverse developments, if any, will not have a material impact on the Company's operating results, financial condition or cash flows.

         The Company's contracts with the U.S. Government are subject to examination and renegotiation. Contracts and other records of the Company have been examined through June 30, 1993. The Company believes that adjustments resulting from such examinations or renegotiation proceedings, if any, will not have a material impact on the Company's operating results, financial condition or cash flows.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of TRC Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of TRC Companies, Inc. and its subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
August 15, 2000

                             DIRECTORS AND OFFICERS

DIRECTORS

Richard D. Ellison
Chairman, President and Chief Executive Officer
TRC Companies, Inc.

Edward W. Large *
Formerly Executive Vice President
and Director of United
Technologies Corporation

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

*  Audit Committee Member

OFFICERS

Richard D. Ellison
Chairman, President and Chief Executive Officer

Harold C. Elston, Jr.
Senior Vice President and Chief Financial Officer

John H. Claussen
Senior Vice President

Miro Knezevic
Senior Vice President

Michael C. Salmon
Senior Vice President

Martin H. Dodd
Vice President and General Counsel

Ronald D. Reed
Vice President

CORPORATE INFORMATION

EXECUTIVE OFFICES

TRC Companies, Inc.
5 Waterside Crossing
Windsor, CT 06095
(860) 298-9692
Fax:  (860) 298-6291
www.trcsolutions.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103

ANNUAL MEETING

         The 2000 annual meeting of shareholders will be held on Friday, October 27, 2000, at 10:00 a.m., at the Company's executive offices.

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

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10005

Shareholders may call the agent's Shareholder Services Department directly concerning stock certificates and address changes at (800) 937-5449.