Form 10-K, Exhibit 13
period 2001-06-30
TRC COMPANIES INC /DE/
filed 2001-10-10
CIK 103096

                                   EXHIBIT 13


Annual Report to Shareholders for the fiscal year ended June 30, 2001. (Only those portions expressly incorporated by reference are deemed to be filed herewith).

FINANCIAL HIGHLIGHTS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


June 30,                                                2001             2000             1999           1998 (1)
------------------------------------------------------------------------------------------------------------------
     Gross revenue                                   $ 181,473        $ 117,131        $  78,223        $  69,568
     Net service revenue                               124,202           84,808           57,333           49,708
     Income from operations                             15,935            8,281            4,330            2,217
     Net income                                          8,985            4,644            2,447              925
     Earnings per share - diluted                    $    1.13        $    0.65        $    0.36        $    0.14
     Working capital                                 $  32,008        $  36,128        $  17,431        $  20,475
     Current ratio                                    1.9 to 1         3.2 to 1         2.0 to 1         2.8 to 1
     Percentage of debt to total capitalization            18%              28%              14%              14%
     Shareholders' equity                            $  69,975        $  54,448        $  46,988        $  44,455
     Book value per share                            $    9.39        $    7.73        $    6.91        $    6.55
     Common shares outstanding                           7,453            7,046            6,799            6,782

 (1) Operating results presented above for fiscal 1998 do not include the results of the Company's instrumentation business that was sold in July 1998. The sale resulted in a gain that was not material. See Selected Financial Data on page 5 for results as reported for fiscal 1998.


[TABULAR REPRESENTATION OF BAR CHART]


         NET SERVICE                               INCOME FROM                              EARNINGS
           REVENUE                                 OPERATIONS                              PER SHARE
       (in thousands)                             (in thousands)

$49,708  $57,333  $84,808  $124,202       $2,217  $4,330  $8,281  $15,935          $.014  $0.36  $0.65  $1.13

   98       99       00       01            98      99      00       01               98    99     00     01

SELECTED FINANCIAL DATA
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


STATEMENTS OF OPERATIONS, YEARS ENDED JUNE 30,            2001           2000          1999         1998 (1)      1997 (1)
--------------------------------------------------------------------------------------------------------------------------
GROSS REVENUE                                           $181,473       $117,131       $78,223       $72,570       $68,506
    Less subcontractor costs and direct charges           57,271         32,323        20,890        19,861        17,718
                                                        --------       --------       -------       -------       -------
NET SERVICE REVENUE                                      124,202         84,808        57,333        52,709        50,788
                                                        --------       --------       -------       -------       -------

OPERATING COSTS AND EXPENSES:
    Cost of services                                     100,587         70,619        48,073        45,120        44,270
    General and administrative expenses                    3,909          2,991         2,462         2,451         3,565
    Depreciation and amortization                          3,771          2,917         2,468         2,702         2,789
                                                        --------       --------       -------       -------       -------
                                                         108,267         76,527        53,003        50,273        50,624
                                                        --------       --------       -------       -------       -------
INCOME FROM OPERATIONS                                    15,935          8,281         4,330         2,436           164
Interest expense                                           1,541          1,024           507           725           829
                                                        --------       --------       -------       -------       -------
INCOME (LOSS) BEFORE TAXES                                14,394          7,257         3,823         1,711          (665)
Federal and state income tax provision (benefit)           5,409          2,613         1,376           650          (160)
                                                        --------       --------       -------       -------       -------
NET INCOME (LOSS)                                       $  8,985       $  4,644       $ 2,447       $ 1,061       $  (505)
                                                        ========       ========       =======       =======       =======
EARNINGS (LOSS) PER SHARE:
    Basic                                               $   1.24       $   0.68       $  0.36       $  0.16       $ (0.07)
    Diluted                                                 1.13           0.65          0.36          0.16         (0.07)
                                                        ========       ========       =======       =======       =======
AVERAGE SHARES OUTSTANDING:
    Basic                                                  7,236          6,845         6,782         6,715         6,741
    Diluted                                                7,956          7,190         6,839         6,726         6,747
                                                        ========       ========       =======       =======       =======
CASH DIVIDENDS DECLARED                                     None           None          None          None          None
                                                        ========       ========       =======       =======       =======
BALANCE SHEETS AT JUNE 30,
    Total assets                                        $127,672       $ 94,208       $66,072       $61,604       $62,290
                                                        --------       --------       -------       -------       -------
    Debt                                                  15,005         21,300         7,900         7,500        11,000
                                                        --------       --------       -------       -------       -------
    Shareholders' equity                                  69,975         54,448        46,988        44,455        42,844
                                                        ========       ========       =======       =======       =======


(1) Includes results of Company's instrumentation business that was sold in July 1998. The sale resulted in a gain that was not material.

SUMMARIZED UNAUDITED QUARTERLY FINANCIAL DATA
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


Fiscal 2001                        1st               2nd             3rd               4th             Total
-------------------------------------------------------------------------------------------------------------
Gross revenue                   $36,887           $44,642          $47,305           $52,639         $181,473
Net service revenue              26,703            29,134           32,062            36,303          124,202
Income from operations            3,277             3,684            4,125             4,849           15,935
Income before taxes               2,792             3,275            3,782             4,545           14,394
Net income                        1,759             2,063            2,345             2,818            8,985
Earnings per share (1):
    Basic                       $  0.25           $  0.29          $  0.32           $  0.38         $   1.24
    Diluted                        0.23              0.26             0.29              0.34             1.13
Market price per share:
    High                        $ 17.75           $ 19.38          $ 33.39           $ 56.50         $  56.50
    Low                           10.63             14.88            18.50             25.90            10.63


Fiscal 2000 (2)                    1st               2nd             3rd               4th (3)         Total
-------------------------------------------------------------------------------------------------------------
Gross revenue                   $25,306           $27,939          $30,348           $33,538         $117,131
Net service revenue              18,290            19,562           22,297            24,659           84,808
Income from operations            1,774             2,470            3,057               980            8,281
Income before taxes               1,579             2,242            2,794               642            7,257
Net income                        1,010             1,435            1,788               411            4,644
Earnings per share:
    Basic                       $  0.15           $  0.21          $  0.26           $  0.06         $   0.68
    Diluted                        0.14              0.20             0.25              0.06             0.65
Market price per share:
    High                        $  7.69           $  8.19          $ 13.25           $ 11.94         $  13.25
    Low                            6.00              6.19             7.63              9.00             6.00

(1) Quarterly results may not agree to the total for the year due to rounding.

(2) Fiscal 2000 quarterly results have been adjusted to properly reflect the quarterly revenue recognized under the Company's Exit Strategy(R) contracts. The impact of the adjustment for the first quarter was to increase gross and net service revenue by $177, income before taxes by $149, net income by $95, and diluted earnings per share by $.01. The impact of the adjustment for the second quarter was to increase gross and net service revenue by $809, income before taxes by $602, net income by $385, and diluted earnings per share by $.05. The impact of the adjustment for the third quarter was to increase gross and net service revenue by $972, income before taxes by $894, net income by $572, and diluted earnings per share by $.08. The impact of the adjustment for the fourth quarter was to decrease gross and net service revenue by $1,958, income before taxes by $1,645, net income by $1,052, and diluted earnings per share by $.14. The full year 2000 totals of gross and net service revenue, income before taxes, net income and diluted earnings per share did not change.

(3) Results for the fourth quarter of fiscal 2000 included additional allowances for doubtful accounts of approximately $1.4 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

OVERVIEW

The Company is a leading provider of technical, financial risk management and construction services to industry and government primarily in the United States market. The Company's main focus is in the areas of infrastructure improvements and expansions, environmental management and power development and conservation.

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

The following table presents the percentage relationships of items in the consolidated statements of operations to net service revenue:


Years ended June 30,                                  2001            2000            1999
--------------------------------------------------------------------------------------------
NET SERVICE REVENUE                                  100.0%           100.0%          100.0%
                                                     ------           ------          ------
OPERATING COSTS AND EXPENSES:
     Cost of services                                 81.0             83.3            83.9
     General and administrative expenses               3.2              3.5             4.3
     Depreciation and amortization                     3.0              3.4             4.3
                                                     ------           ------          ------
INCOME FROM OPERATIONS                                12.8              9.8             7.5
Interest expense                                       1.2              1.2              .8
                                                     ------           ------          ------
INCOME BEFORE TAXES                                   11.6              8.6             6.7
Federal and state income tax provision                 4.4              3.1             2.4
                                                     ------           ------          ------
NET INCOME                                             7.2%             5.5%            4.3%
                                                     ======           ======          ======


2001 COMPARED TO 2000

The revenue growth trend established in fiscal 1998 continued for the fourth consecutive year. Gross revenue increased $64.3 million, or 55%, to an all time high of $181.5 million in fiscal 2001, from $117.1 million in fiscal 2000. Net service revenue increased $39.4 million, or 47%, to an all time high of $124.2 million in fiscal 2001, from $84.8 million in fiscal 2000. These increases were due to a combination of internal growth arising out of increased revenue from the Company's services including, as expected, revenue from the Exit Strategy(R) and power markets, and the additional revenue from acquisitions made in fiscal 2001 and 2000.

As a percentage of net service revenue, cost of services decreased to 81% in fiscal 2001, from 83.3% in fiscal 2000. This decrease contributed directly to an increase in income from operations as a percentage of net service revenue (operating margin), which increased from 9.8% last year to 12.8%. The increase in cost of services of approximately 42% in fiscal 2001 was primarily due to additional operating costs incurred to support the increase in net service revenue and additional operating costs associated with the businesses acquired in fiscal 2001 and 2000.

As a percentage of net service revenue, general and administrative expenses decreased from 3.5% in fiscal 2000, to 3.2% in fiscal 2001. This is a result of controlling overhead at a growth rate below that of revenue, and also contributes directly to an increase in income from operations as a percentage of net service revenue. The increase in general and administrative expenses of approximately 31% in fiscal 2001 was primarily from additional costs necessary to support the Company's internal and acquisition growth.

The decrease in depreciation and amortization expense as a percentage of net service revenue in fiscal 2001, as compared to fiscal 2000 also contributed to a higher operating margin. The increase in depreciation and amortization expense of approximately 29% in fiscal 2001, as compared to fiscal 2000 was primarily due to the additional goodwill amortization associated with businesses acquired in fiscal 2000 and the related additional purchase price payments comprised of cash and stock recorded in fiscal 2001 associated with those acquisitions, and to a lesser extent, the additional depreciation expense on equipment acquired through acquisitions.

Income from operations increased approximately 92% to $15.9 million in fiscal 2001, from $8.3 million in fiscal 2000. The continued improvement in operating performance was primarily due to the Company's focus toward higher margin, economically driven markets such as the Exit Strategy(R) and power sectors; and the growth in revenue, without comparable increases in operating overhead.

Interest expense increased approximately 51% in fiscal 2001, as compared to fiscal 2000. This increase was primarily due to higher levels of average debt outstanding during the year to finance acquisitions completed in fiscal 2001 and 2000. The Company's percentage of debt to capitalization ratio continues to remain low, reflecting management's conservative philosophy.

The provision for federal and state income taxes reflects an effective rate of 37.6% in fiscal 2001, compared to 36% in fiscal 2000. This increase was primarily due to nondeductible goodwill amortization resulting from the acquisitions completed in fiscal 2001 and 2000. The Company believes that there will be sufficient taxable income in future periods to enable utilization of available deferred income tax benefits.

2000 COMPARED TO 1999

The revenue growth trend established in fiscal 1998 continued. Gross revenue increased $38.9 million, or 50%, to an all time high of $117.1 million in fiscal 2000, from $78.2 million in fiscal 1999. Net service revenue increased $27.5 million, or 48%, to an all time high of $84.8 million in fiscal 2000, from $57.3 million in fiscal 1999. These increases were due to a combination of internal growth arising out of increased demand for the Company's services including, as expected, revenue from the Exit Strategy program, and the additional revenue from the acquisitions completed in fiscal 2000 and 1999.

Cost of services increased by 47% in fiscal 2000, as compared to fiscal 1999. As a percentage of net service revenue, cost of services decreased to approximately 83%, from 84% in fiscal 1999. The increase in cost of services was primarily attributable to the increase in revenue, higher costs for professional compensation, the additional costs associated with acquired businesses, and increased allowances for doubtful accounts as a result of the significant increase in revenue year over year.

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

Income from operations increased by approximately $4.0 million, or 91%, to $8.3 million in fiscal 2000, from $4.3 million in fiscal 1999. As a percentage of net service revenue, operating income increased to approximately 10%, up from 7.5% in fiscal 1999. The continued improvement in operating performance was primarily attributable to the Company's focus toward higher margin, economically driven markets largely related to the Exit Strategy (R) program; and the growth in revenue without comparable increases in operating overhead.

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

IMPACT OF INFLATION

The Company's operations have not been materially affected by inflation or changing prices because of the short-term nature of many of its contracts and the fact that most contracts of a longer term are subject to adjustment or have been priced to cover anticipated increases in labor and other costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on cash provided by operations and borrowings based upon the strength of its balance sheet to fund operations. The Company's liquidity is assessed in terms of its overall ability to generate cash to fund its operating and investing activities and to reduce debt. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels and an adequate bank line of credit.

Operating activities are the principal source of cash flow for the Company, generating approximately $19.8 million of cash flow during fiscal 2001, as compared to using $1.4 million of cash flow last year. The increase in operating cash flow was primarily driven by improved operating performance, the increase in billings in advance of revenue earned and continued aggressive working capital management, including a substantial reduction in accounts receivable in relationship to the Company's revenue growth. The Company's operating cash flow was also positively impacted by the income tax benefit resulting from the exercise of employee stock options and warrants.

Investing activities used cash of approximately $14.8 million in fiscal 2001. The acquisition of businesses completed in fiscal 2001 and additional purchase price payments on acquisitions completed in fiscal 2000 required the use of approximately $5 million. Expenditures during fiscal 2001 for additional equipment and information technology systems to support business growth increased to $5.4 million, from $3.3 million in fiscal 2000. The Company also invested approximately $4.5 million during fiscal 2001 primarily in unconsolidated affiliates that provide services in the demand side of the power market. In fiscal 2002, the Company expects to make expenditures for equipment to support continuing business growth of approximately $4 million and expects expenditures for acquisitions to increase at a stronger pace than to fiscal 2001.

The Company relies on its bank financing arrangement to assist in funding various operating and investing activities. The Company has a $25 million revolving credit agreement, collateralized by accounts receivable, which expires March 2003. Depending on the timing of the expenditures for investing activities in fiscal 2002, the Company may request an increase in the amount available pursuant to the revolving credit facility. Borrowings under the agreement bear interest at the bank's base rate or the Eurodollar rate plus applicable margins. At June 30, 2001, borrowings outstanding pursuant to the agreement were $14 million at an average interest rate of 5.6%. This level of borrowings is down from $21 million a year earlier.

The Company expects to increase its available cash flow over the next fiscal year, primarily from operations and further reductions in working capital derived mainly from the collection of accounts receivable. The Company believes that cash generated from operations, the cash on hand at June 30, 2001 and available borrowings under the revolving credit agreement will be sufficient to meet the Company's cash requirements for fiscal 2002.

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

NEW ACCOUNTING GUIDANCE

In June 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which are effective for years beginning after December 15, 2001. The Company expects to early adopt SFAS 142 for the fiscal year beginning July 1, 2001 and will implement the provisions of SFAS 141 for acquisitions occurring after June 30, 2001. SFAS 141 requires that the purchase method of accounting be used for all business combinations. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard and goodwill and intangible assets will be tested for impairment in accordance with the provisions of the Statement. The Company is currently reviewing the provisions of SFAS 141 and SFAS 142 and assessing their impact.

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

CONSOLIDATED STATEMENTS OF OPERATIONS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


YEARS ENDED JUNE 30,                                      2001              2000            1999
--------------------------------------------------------------------------------------------------
GROSS REVENUE                                           $181,473           $117,131        $78,223
     Less subcontractor costs and direct charges          57,271             32,323         20,890
                                                        --------           --------        -------
NET SERVICE REVENUE                                      124,202             84,808         57,333
                                                        --------           --------        -------
OPERATING COSTS AND EXPENSES:
     Cost of services                                    100,587             70,619         48,073
     General and administrative expenses                   3,909              2,991          2,462
     Depreciation and amortization                         3,771              2,917          2,468
                                                        --------           --------        -------
                                                         108,267             76,527         53,003
                                                        --------           --------        -------
INCOME FROM OPERATIONS                                    15,935              8,281          4,330
Interest expense                                           1,541              1,024            507
                                                        --------           --------        -------
INCOME BEFORE TAXES                                       14,394              7,257          3,823
Federal and state income tax provision                     5,409              2,613          1,376
                                                        --------           --------        -------
NET INCOME                                              $  8,985           $  4,644        $ 2,447
                                                        ========           ========        =======
EARNINGS PER SHARE:
     Basic                                              $   1.24           $   0.68        $  0.36
     Diluted                                                1.13               0.65           0.36
                                                        ========           ========        =======
AVERAGE SHARES OUTSTANDING:
     Basic                                                 7,236              6,845          6,782
     Diluted                                               7,956              7,190          6,839
                                                        ========           ========        =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT PER SHARE DATA


AS OF JUNE 30,                                                                     2001           2000
-------------------------------------------------------------------------------------------------------------
                                            ASSETS
CURRENT ASSETS:
     Cash                                                                        $    851       $ 1,566
     Accounts receivable, less allowance for doubtful accounts                     61,090        48,855
     Insurance recoverable - environmental remediation                              4,055            --
     Deferred income tax benefits                                                   1,882         1,208
     Prepaid expenses and other current assets                                      1,353         1,053
                                                                                 --------       -------
                                                                                   69,231        52,682
                                                                                 --------       -------
PROPERTY AND EQUIPMENT:
     Furniture and equipment                                                       26,041        21,833
     Leasehold improvements                                                         2,872         1,784
                                                                                 --------       -------
                                                                                   28,913        23,617
     Less accumulated depreciation and amortization                                19,075        17,361
                                                                                 --------       -------
                                                                                    9,838         6,256
                                                                                 --------       -------
GOODWILL, NET OF ACCUMULATED AMORTIZATION OF $8,031 AND
$6,512, RESPECTIVELY                                                               38,943        33,512
                                                                                 --------       -------
INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES                            5,134         1,046
                                                                                 --------       -------
LONG-TERM ACCOUNTS RECEIVABLE                                                       2,046           140
                                                                                 --------       -------
LONG-TERM INSURANCE RECOVERABLE - ENVIRONMENTAL REMEDIATION                         2,011            --
                                                                                 --------       -------
OTHER ASSETS                                                                          469           572
                                                                                 --------       -------
                                                                                 $127,672       $94,208
                                                                                 ========       =======

                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current portion of debt                                                     $    368       $   100
     Accounts payable                                                               7,821         6,216
     Accrued compensation and benefits                                              7,734         4,308
     Income taxes payable                                                           3,647         1,782
     Billings in excess of revenue earned                                          10,752         3,160
     Environmental remediation liability                                            5,635            --
     Other accrued liabilities                                                      1,266           988
                                                                                 --------       -------
                                                                                   37,223        16,554
                                                                                 --------       -------
NON-CURRENT LIABILITIES:
     Long-term debt                                                                14,637        21,200
     Deferred income taxes                                                          3,826         2,006
     Long-term environmental remediation liabilty                                   2,011            --
                                                                                 --------       -------
                                                                                   20,474        23,206
                                                                                 --------       -------
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 9)

SHAREHOLDERS' EQUITY:
     Capital stock:
     Preferred, $.10 par value; 500,000 shares authorized, none issued                 --            --
     Common, $.10 par value; 30,000,000 shares authorized,
         8,081,978 and 7,674,329 shares issued at June 30, 2001 and
         2000, respectively                                                           808           767
     Additional paid-in capital                                                    48,012        41,511
     Retained earnings                                                             24,052        15,067
                                                                                 --------       -------
                                                                                   72,872        57,345
     Less treasury stock, at cost                                                   2,897         2,897
                                                                                 --------       -------
                                                                                   69,975        54,448
                                                                                 --------       -------
                                                                                 $127,672       $94,208
                                                                                 ========       =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS


YEARS ENDED JUNE 30,                                                          2001          2000           1999
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                             $  8,985       $  4,644       $ 2,447
    Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                        3,771          2,917         2,468
         Change in deferred taxes and other non-cash items                      898            119          (444)
         Changes in assets and liabilities, net of effects from
           acquisitions and disposition:
              Accounts receivable (current and long-term)                    (9,433)       (13,155)          277
              Billings in advance of revenue earned                           7,553          2,135           175
              Inventories                                                        --             --          (292)
              Insurance recoverable (current and long-term)                   4,153             --            --
              Prepaid expenses and other current assets                        (198)           (92)         (135)
              Accounts payable                                                  956          1,933          (845)
              Accrued compensation and benefits                               2,853            365            30
              Environmental remediation liability
                (current and long-term)                                      (2,573)            --            --
              Income taxes payable                                            3,335            160           549
              Other accrued liabilities                                        (530)          (391)         (472)
                                                                           --------       --------       -------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                          19,770         (1,365)        3,758
                                                                           --------       --------       -------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment                                      (5,440)        (3,323)       (1,270)
    Acquisition of businesses, net of cash acquired                          (5,038)        (8,156)       (4,784)
    Proceeds from sale of instrumentation business                               --             --         2,750
    Investments in and advances to unconsolidated affiliates                 (4,454)          (796)           --
    Proceeds from sale of equipment                                              26            252             7
    Decrease in other assets, net                                                96             42            33
                                                                           --------       --------       -------
NET CASH USED IN INVESTING ACTIVITIES                                       (14,810)       (11,981)       (3,264)
                                                                           --------       --------       -------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term debt                                                (100)        (3,600)       (3,600)
    Net borrowings (repayments) under revolving credit agreement             (7,482)        17,000         3,085
    Proceeds from exercise of stock options and warrants                      1,907            144            10
                                                                           --------       --------       -------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          (5,675)        13,544          (505)
                                                                           --------       --------       -------

INCREASE (DECREASE) IN CASH                                                    (715)           198           (11)
Cash, beginning of year                                                       1,566          1,368         1,379
                                                                           --------       --------       -------
CASH, END OF YEAR                                                          $    851       $  1,566       $ 1,368
                                                                           ========       ========       =======

SUPPLEMENTAL CASH FLOW INFORMATION:
    Interest paid                                                          $  1,582       $  1,238       $   435
    Income taxes (net of refunds)                                             1,690          2,156         1,018
                                                                           ========       ========       =======

    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT SHARE DATA


                                                     Common stock issued                                  Treasury stock
                                                   -----------------------                             ----------------------
                                                                             Additional
                                                     Number                    paid-in     Retained      Number
YEARS ENDED JUNE 30, 2001, 2000 AND 1999            of shares     Amount       capital     earnings    of shares     Amount
-----------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1998                              7,410,855      $741        $38,635     $ 7,976      628,653     $(2,897)

Issuance of common stock in connection
   with business acquired                               14,741         2             74          --           --          --
Exercise of stock options (including tax benefits)       2,250        --             10          --           --          --
Net income                                                  --        --             --       2,447           --          --
                                                     ---------      ----        -------     -------      -------     -------
BALANCES, JUNE 30, 1999                              7,427,846       743         38,719      10,423      628,653      (2,897)

Issuance of common stock and warrants in connection
   with businesses acquired                            222,000        22          2,611          --           --          --
Exercise of stock options and warrants (including
   tax benefits)                                        24,483         2            181          --           --          --
Net income                                                  --        --             --       4,644           --          --
                                                     ---------      ----        -------     -------      -------     -------
BALANCES, JUNE 30, 2000                              7,674,329       767         41,511      15,067      628,653      (2,897)

Issuance of common stock and warrants in connection
   with businesses acquired                             95,912         9          2,277          --           --          --
Exercise of stock options and warrants (including
   tax benefits)                                       311,737        32          4,224          --           --          --
Net income                                                  --        --             --       8,985           --          --
                                                     ---------      ----        -------     -------      -------     -------
BALANCES, JUNE 30, 2001                              8,081,978      $808        $48,012     $24,052      628,653     $(2,897)
                                                     =========      ====        =======     =======      =======     =======


   SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TRC COMPANIES, INC. AND SUBSIDIARIES
IN THOUSANDS, EXCEPT SHARE DATA

Note 1.  ACCOUNTING POLICIES

         A. The consolidated financial statements include the Company and its wholly-owned subsidiaries, after elimination of intercompany accounts and transactions. Investments in affiliates in which the Company has the ability to exercise significant influence, but not control, are accounted for by the equity method. Certain financial statement items have been reclassified to conform to the current year's format.

         B. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

         C. Property and equipment are recorded at cost, including costs to bring the equipment into operation. Major improvements and betterments to existing equipment are capitalized. Maintenance and repairs are charged to expense as incurred. The Company provides for depreciation of property and equipment utilizing the straight-line method using estimated useful lives of 3 to 10 years. Accelerated methods are used for income tax purposes.

         D. Leasehold improvements are amortized over the shorter of the lives of the various leases or the useful lives of the improvements.

         E. Goodwill resulting from acquired businesses is amortized on a straight-line basis over periods ranging from 20 to 30 years. When events and circumstances indicate, the Company reassesses the appropriateness of both the carrying value and remaining life of these costs. Such reassessments are computed using forecasted cash flows on an undiscounted basis and other factors.

         F. The Company records revenue on its cost type and time and material contracts based upon direct labor costs and other direct contract costs incurred. Revenue from fixed fee contracts is recorded using the percentage-of-completion method of accounting. Revenue is recognized primarily based on the ratio of labor costs incurred to total estimated labor costs. Third party direct costs are included in revenue and contract costs in the period incurred. Contract costs include direct labor costs, subcontractor costs and other direct costs. Indirect costs are expensed as incurred. Exit Strategy(R) contracts are generally segmented into two profit centers: (1) remediation and
(2) operation, maintenance and monitoring (OM&M). Costs and revenue on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known. Losses on contracts are recorded in the period in which they are identified.

         On contracts where billings are in advance of revenue earned, the excess is presented on the balance sheet as a current liability.

         G. Effective June 1, 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS 123"). In accordance with the provisions of SFAS 123, the Company applies the provisions of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), and related interpretations in accounting for stock options.

         H. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES. The Company adopted this statement effective July 1, 2001. Since the Company does not have any derivative instruments, the adoption of this statement did not impact the Company's consolidated operating results, financial condition or cash flows.

         I. Earnings per share is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE. Basic earnings per share is based upon the weighted average common shares outstanding during the year. Diluted earnings per share reflects the potential dilutive effect of outstanding stock options and warrants.

         There are no adjustments to net income for purposes of computing earnings per common share for the years ended June 30, 2001, 2000 and 1999. For purposes of computing diluted earnings per share, the weighted average number of shares outstanding was increased by 720,137 shares, 344,946 shares and 56,278 shares in fiscal 2001, 2000 and 1999, respectively, representing the potential dilutive effects of outstanding stock options and warrants.

         J. The Company has 401(k) savings plans covering substantially all employees. The Company's contributions to the plans were approximately $1,203, $816 and $578 in fiscal 2001, 2000 and 1999, respectively. The Company does not provide post-employment or other post-retirement benefits.

         K. Cash, accounts receivable, accounts payable, accrued liabilities and the Company's subordinated note as reflected in the financial statements approximate their fair values because of the short-term maturity of those instruments. The carrying amount of the Company's note payable pursuant to its revolving credit agreement at June 30, 2001, approximates fair value as the interest rate on this instrument changes with market interest rates.

         L. Financial instruments which subject the Company to credit risk consist primarily of cash, accounts receivable and unbilled costs. The Company performs on-going credit evaluations of its customers and maintains an allowance for potential credit losses.

Note 2.  BUSINESS ACTIVITIES

         The Company conducts its activities under one business segment which involves providing engineering and consulting services primarily in the areas of infrastructure improvements and expansions, environmental management and power development and conservation. The Company's services and products are provided to commercial organizations and government agencies primarily in the United States market.

Note 3.  ACCOUNTS RECEIVABLE

         The current portion of accounts receivable at June 30, 2001 and 2000 is comprised of the following:


                                                 2001           2000
-------------------------------------------------------------------------
Amounts billed                                    $35,758        $27,863
Unbilled costs                                     27,677         23,111
Retainage                                           1,939          1,086
                                                  -------        -------
                                                   65,374         52,060
Less allowance for doubtful accounts                4,284          3,205
                                                  -------        -------
                                                  $61,090        $48,855
                                                  =======        =======

         Unbilled costs represent billable amounts recognized as revenue primarily in the last month of the fiscal year. Management expects that substantially all unbilled costs will be billed and collected in the subsequent year. Retainage represents amounts billed but not paid by the customer which, pursuant to the contract, are due at completion.

         The long-term portion of accounts receivable at June 30, 2001 and 2000 of $2,046 and $140, respectively, relates to unbilled costs on Exit Strategy contracts and represent amounts, which are not collectible within one year.

         Net service revenue from contracts with U.S. Government agencies amounted to approximately $8,758, $7,728 and $9,407 in fiscal 2001, 2000 and 1999, respectively.

Note 4.  ACQUISITIONS AND DIVESTITURE

         In December 2000, the Company acquired 100% of the outstanding stock of Omni Environmental Corporation, a water quality and water resources consultant headquartered in Princeton, New Jersey. The purchase price of $1,287 consisted of cash of $54 (net of cash acquired), 36,000 shares of the Company's common stock and a $400 three-year promissory note. The Company may make additional payments if certain financial objectives are achieved in each of the years in the three-year period ending October 31, 2003. The acquisition has been accounted for using the purchase method of accounting.

         In January 2001, the Company acquired 100% of the outstanding stock of Imbsen & Associates, Inc., a transportation and bridge design firm headquartered in Sacramento, California. The purchase price of $1,375 consisted of cash of $568 (net of cash acquired), 14,032 shares of the Company's common stock and a $405 three-year promissory note. The Company may make additional payments if certain financial objectives are achieved in each of the years in the three-year period ending December 31, 2003. The acquisition has been accounted for using the purchase method of accounting.

         In June 2001, the Company acquired 100% of the outstanding stock of Engineered Automation Systems, Inc., an energy and infrastructure firm headquartered in Tustin, California. The purchase price of $2,303 consisted of cash of $1,493 (net of cash acquired) and 12,024 shares of the Company's common stock. The Company may make additional payments if certain financial objectives are achieved in each of the years in the four-year period ending June 30, 2005. The acquisition has been accounted for using the purchase method of accounting.

         As a result of acquisitions completed in fiscal 2001, goodwill of $2,821 (before contingent consideration) was recorded, which is being amortized over 20 years on a straight-line basis.

         In January 2000, the Company acquired 100% of the outstanding stock and partnership interest of Hunter Associates, a civil engineering firm headquartered in Dallas, Texas. The initial purchase price of $3,107 consisted of cash of $2,775 (net of cash acquired), 25,000 shares of the Company's common stock and a five-year warrant to purchase 20,000 shares of the Company's common stock at $7.81 per share. Additionally, in accordance with the terms of the agreement, the Company made an additional purchase price payment of approximately $977 in fiscal 2001 consisting of $492 in cash and 25,000 shares of the Company's common stock. The Company may make additional payments if certain financial objectives are achieved in each of the years in the two-year period ending December 31, 2002. The acquisition has been accounted for using the purchase method of accounting.

         In April 2000, the Company acquired substantially all of the business assets and assumed certain liabilities and obligations of Triangle Environmental, Inc., a civil engineering and environmental services firm headquartered in Raleigh, North Carolina. The initial purchase price of $1,141 consisted of $500 in cash, 32,000 shares of the Company's common stock and a five-year warrant to purchase 50,000 shares of the Company's common stock at $11.25 per share. Additionally, in accordance with the terms of the agreement, an additional purchase price payment of approximately $249 was recorded in fiscal 2001. The Company may make additional payments if certain financial objectives are achieved in each of the years in the three-year period ending June 30, 2004. The acquisition has been accounted for using the purchase method of accounting.

         In May 2000, the Company acquired 100% of the outstanding stock of Lowney Associates, a geotechnical and environmental services firm headquartered in Mountain View, California. The initial purchase price of $5,566 consisted of cash of $3,478 (net of cash acquired) and 165,000 shares of the Company's common stock. Additionally, in accordance with the terms of the agreement, the Company made an additional purchase price payment of approximately $1,931 in fiscal 2001. The Company may make additional payments if certain financial objectives are achieved in each of the years in the two-year period ending March 31, 2003. The acquisition has been accounted for using the purchase method of accounting.

         As a result of the acquisitions completed in fiscal 2000, goodwill of $6,743 (before contingent consideration) was recorded, which is being amortized over 20 years on a straight-line basis. Additional purchase price payments are recorded as goodwill.

         In March 1999, the Company acquired 100% of the outstanding stock of Alton Geoscience, Inc. (Alton), headquartered in Irvine, California. Alton's primary business activities include site investigations, remediation and monitoring services for major oil and pipeline companies. The initial purchase price included cash of $1,562 (net of cash acquired) and a $500 holdback which was paid in March 2000. Additionally, in accordance with the terms of the agreement, the Company made an additional purchase price payment of approximately $860 in fiscal 2000. The acquisition has been accounted for using the purchase method of accounting.

         In April 1999, the Company acquired 100% of the outstanding stock of Vectre Corporation, an environmental engineering and consulting firm located in Lafayette, New Jersey. The initial purchase price consisted of cash of $1,489 (net of cash acquired). In accordance with the terms of the agreement, the Company may make additional purchase price payments if certain financial objectives are achieved in each of the years in the two-year period ending June 30, 2003. No payment was made for the year ended June 30, 2001. The Company made an additional purchase price payment of $45 in fiscal 2000. The acquisition has been accounted for using the purchase method of accounting.

         In May 1999, A & H Engineers, P.C., a transportation consulting and engineering firm located in New York City, merged into a subsidiary of the Company. The initial purchase price consisted of $1,733 (net of cash acquired). In accordance with the terms of the agreement, the Company made an additional purchase price payment of approximately $500 in fiscal 2001. The Company recorded an adjustment to purchase price allocation in fiscal 2000 of $725 related to the final valuation of assets acquired. The acquisition has been accounted for using the purchase method of accounting.

         As a result of acquisitions completed in fiscal 1999, goodwill of $2,528 (before contingent consideration) was recorded, which is being amortized over 30 years on a straight-line basis. Additional purchase price payments are recorded as goodwill.

         In July 1998, the Company sold its instrumentation business for $2,750 in cash resulting in a gain that was not material.

Note 5.  DEBT

         Debt at June 30, 2001 and 2000 is comprised of the following:


                                                       2001           2000
-----------------------------------------------------------------------------
Note payable - revolving credit agreement             $14,000        $21,000
6 3/4% - 7 3/4% subordinated notes                      1,005            300
                                                      -------        -------
                                                       15,005         21,300
Less current portion                                      368            100
                                                      -------        -------
Long-term debt                                        $14,637        $21,200
                                                      =======        =======

         The Company has a $25,000 revolving credit agreement with a bank to support its working capital and acquisition needs. Borrowings under the agreement are collateralized by accounts receivable and are due and payable in March 2003 when the credit agreement expires. Borrowings under the agreement bear interest at the bank's base rate or the Eurodollar rate plus applicable margins. The weighted average interest rate on outstanding borrowings at June 30, 2001 was 5.6%. The Company also pays a commitment fee of 1/4% on the unused portion of the agreement. During the year ended June 30, 2001, the Company did not meet certain financial and non-financial covenants contained in the agreement, which were subsequently waived by the bank.

         Maturities of the subordinated notes during each of the fiscal years ending June 30, 2002 through June 30, 2004 are $368, $368 and $269, respectively.


Note 6.  FEDERAL AND STATE INCOME TAXES

         The federal and state income tax provision for fiscal 2001, 2000 and 1999 consists of the following:


YEARS ENDED JUNE 30,                             2001         2000          1999
-----------------------------------------------------------------------------------
Current:
    Federal                                      $4,484       $2,359        $1,427
    State                                           609          226           103
Deferred:
    Federal                                         302           24           (45)
    State                                            14            4          (109)
                                                 ------       ------        ------
                                                 $5,409       $2,613        $1,376
                                                 ======       ======        ======

         Deferred income taxes represent the tax effect of transactions that are reported in different periods for financial and tax reporting purposes. Temporary differences and carryforwards that give rise to a significant portion of deferred income tax benefits (liabilities) are as follows:


AS OF JUNE 30,                                             2001           2000
----------------------------------------------------------------------------------
Current deferred income tax benefits:
    Doubtful accounts and other accruals                   $ 1,426        $   920
    Vacation pay accrual                                       450            307
    Other, net                                                   6            (19)
                                                           -------        -------
                                                           $ 1,882        $ 1,208
                                                           -------        -------
Long-term deferred income tax liabilities:
    Depreciation and amortization                          $(2,693)       $(1,880)
    Cash to accrual from acquisitions                       (1,717)          (742)
    Loss carryforwards from acquisitions                       509            459
    Other, net                                                  75            157
                                                           -------        -------
                                                           $(3,826)       $(2,006)
                                                           =======        =======

         A reconciliation of the U. S. federal statutory income tax rate and the Company's consolidated effective income tax rate follows:


YEARS ENDED JUNE 30,                          2001    2000    1999
-------------------------------------------------------------------

U.S. federal statutory income tax rate        34.0%   34.0%   34.0%
State income taxes (net of federal benefit)    2.9     2.1     1.8
Adjustment of deferred income taxes due to
   state income tax rate changes                -       -     (2.8)
Other, net                                     0.7    (0.1)    3.0
                                              ----    ----    ----
Effective income tax rate                     37.6%   36.0%   36.0%
                                              ====    ====    ====

         At June 30, 2001, the Company had approximately $1,497 of operating loss carryforwards available to reduce future federal taxable income. These loss carryforwards relate to certain acquisitions and expire in years 2008 through 2020. Although utilization of these carryforwards is subject to certain limitations, the Company believes that all of the carryforwards will be utilized prior to their expiration. In fiscal 2000, the Company received a tax benefit of $226 as a result of the utilization of previously limited acquired operating loss carryforwards. The benefit was recorded as a reduction to goodwill.

Note 7.  LEASE COMMITMENTS

         The Company has commitments at June 30, 2001 under noncancelable operating leases for office facilities and equipment. Rental payments, net of sublease receipts, charged to operations in fiscal 2001, 2000 and 1999 were approximately $5,900, $4,887 and $4,189, respectively. Certain leases for office facilities require payments for expenses under escalation clauses.

         Minimum future operating lease obligations payable in future fiscal years are as follows:

YEARS ENDING JUNE 30,
----------------------------------------------------

2002                                       $  5,761
2003                                          5,268
2004                                          4,628
2005                                          3,102
2006                                          2,680
2007 and thereafter                           5,772
                                           --------
                                           $ 27,211
                                           ========

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

         A summary of stock option activity for the three years ended June 30, 2001 follows:

                                                 2001                        2000                     1999
                                            ------------------------------------------------------------------------------
                                                             Average                     Average                Average
                                                Options       Price        Options        Price      Options     Price
--------------------------------------------------------------------------------------------------------------------------
Outstanding options, beginning of year            1,334,988     $ 6.03          886,230     $ 4.71     688,677     $ 5.04
Granted                                             364,650      16.12          484,684       8.45     254,000       4.29
Exercised                                          (296,637)      6.11          (22,283)      5.83      (2,250)      4.33
Canceled                                            (40,910)      9.38          (13,643)      6.36     (54,197)      6.99
                                            ------------------------------------------------------------------------------
Outstanding options, end of year                  1,362,091     $ 8.61        1,334,988     $ 6.03     886,230     $ 4.71
                                            ==============================================================================
Options exercisable at end of year                1,028,917     $ 6.97          887,874     $ 5.02     457,333     $ 4.99
                                            ==============================================================================
Options available for future grants                 604,908                     178,648                649,689
                                            ================           =================           ============


         The following table summarizes information about outstanding stock options at June 30, 2001:

                                       Options Outstanding                             Options Exercisable
                            ------------------------------------------            ------------------------------
                                                            Average
                                               Average       Term                                    Average
Exercise price                   Shares         Price       (Years)                    Shares         Price
----------------------------------------------------------------------------------------------------------------
$3.50 - $4.25                   195,892       $ 4.11         6.1                      195,892       $ 4.11
$4.50 - $6.00                   408,792         4.53         6.9                      408,792         4.53
$6.25 - $9.56                   233,140         6.62         8.1                      168,010         6.71
$10.13 - $11.56                 200,133        10.69         8.9                      148,911        10.81
$13.19 - $46.10                 324,134        16.64         9.3                      107,312        16.61
                            -------------------------                        ------------------------------
                              1,362,091       $ 8.61                                1,028,917       $ 6.97
                            =========================                        ==============================


         Grants in fiscal 2000 include 141,334 options granted to certain senior managers in exchange for a reduction in cash compensation to the grantees over a one-year period, with the individual's receiving one option for every $3.75 of salary reduction.

         Since the Company applies the provisions of APB 25 and related interpretations in accounting for stock options and warrants, no compensation cost has been recognized in the Company's consolidated statements of operations for the stock option and warrant plans. Had compensation cost for the stock option and warrant plans been determined based on the fair value at the grant date for awards under those plans, consistent with the requirements of Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's pro forma net income and earnings per share for the years ended June 30, 2001, 2000 and 1999 would have been as follows:

YEARS ENDED JUNE 30,                                                 2001          2000          1999
----------------------------------------------------------------------------------------------------------

Net income, as reported                                                $ 8,985       $ 4,644      $ 2,447
Net income, pro forma                                                    7,363         3,507        1,647
Earnings per share, as reported:
      Basic                                                             $ 1.24        $ 0.68       $ 0.36
      Diluted                                                             1.13          0.65         0.36
Earnings per share, pro forma:
      Basic                                                             $ 1.02        $ 0.51       $ 0.24
      Diluted                                                             0.93          0.49         0.24

         In arriving at the pro forma amounts, the fair value of each option and warrant grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

YEARS ENDED JUNE 30,                                            2001           2000            1999
---------------------------------------------------------------------------------------------------------

Risk-free interest rate                                              5.8%            6.4%           4.7%
Expected life                                                     5 years       7.5 years      7.5 years
Expected volatility                                                   45%             47%            49%
Expected dividend yield                                              None            None           None

         The weighted average fair value of options and warrants granted during fiscal 2001, 2000 and 1999 was $7.61, $5.06 and $2.50, respectively.

Note 9.  CONTINGENCIES

         The Company has entered into several long-term contracts under its Exit Strategy program under which the Company is obligated to complete the remediation of environmental conditions at a site for a fixed fee. The Company assumes the risk for all remediation costs for preexisting site environmental conditions and believes that through in-depth technical analysis, comprehensive cost estimation and creative remedial approaches it is able to execute pricing strategies which protect the Company's return on these projects. As additional protection, the Company obtains remediation cost cap insurance from rated insurance companies (e.g., American International Group) which provides coverage for cost increases arising from unknown or changed conditions up to a specified maximum amount significantly in excess of the estimated cost of remediation. The Company receives the fixed fee contract price upon signing of the contract which is deposited in a restricted account held by the insurance company and the Company is reimbursed as it performs under the contract. The Company believes that it is adequately protected from risks on these projects and that adverse developments, if any, will not have a material impact on the Company's consolidated operating results, financial condition or cash flows.

         One Exit Strategy contract entered into by the Company also involved the Company entering into a consent decree with government authorities and assuming the obligation for the settling responsible parties' environmental remediation liability for the site. The Company's expected remediation cost is fully funded by the contract price received and is fully insured by an environmental remediation cost cap policy. The Company recorded as a non-cash transaction the environmental remediation liability it had assumed and a corresponding insurance recoverable.

         The Company's contracts with the U.S. Government are subject to examination and renegotiation. Contracts and other records of the Company have been examined through June 30, 1996. The Company believes that adjustments resulting from such examination or renegotiation proceedings, if any, will not have a material impact on the Company's operating results, financial condition or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of TRC Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of TRC Companies, Inc. and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
October 9, 2001

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

*  Audit Committee Member

OFFICERS

Richard D. Ellison
Chairman, President and Chief Executive Officer

Harold C. Elston, Jr.
Senior Vice President and Chief Financial Officer

John H. Claussen
Senior Vice President

Miro Knezevic
Senior Vice President

Michael C. Salmon
Senior Vice President

Catharine M. deLacy
Senior Vice President

Martin H. Dodd
Vice President and General Counsel

Ronald D. Reed
Vice President

CORPORATE INFORMATION

EXECUTIVE OFFICES

TRC Companies, Inc.
5 Waterside Crossing
Windsor, CT 06095
(860) 298-9692
Fax:   (860) 298-6291
www.trcsolutions.com
--------------------

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103

ANNUAL MEETING

         The 2001 annual meeting of shareholders will be held on Wednesday, November 14, 2001, at 10:00 a.m., at the Company's executive offices.

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