Form 10-K/A, Exhibit 13
period 2001-06-30
TRC COMPANIES INC /DE/
filed 2002-04-23
CIK 103096

EXHIBIT 13

Annual Report to Shareholders for the fiscal year ended June 30, 2001.  (Only those portions expressly incorporated by reference are deemed to be filed herewith).

FINANCIAL HIGHLIGHTS

TRC Companies, Inc. and subsidiaries

In thousands, except per share data

June 30,	2001	2000	1999	1998 (1)
Gross revenue	$181,473	$117,131	$78,223	$69,568
Net service revenue	124,202	84,808	57,333	49,708
Income from operations	15,935	8,281	4,330	2,217
Net income	8,985	4,644	2,447	925
Earnings per share — diluted	$1.13	$0.65	$0.36	$0.14
Working capital	$32,008	$36,128	$17,431	$20,475
Current ratio	1.9 to 1	3.2 to 1	2.0 to 1	2.8 to 1
Percentage of debt to total capitalization	18%	28%	14%	14%
Shareholders’ equity	$69,975	$54,448	$46,988	$44,455
Book value per share	$9.39	$7.73	$6.91	$6.55
Common shares outstanding	7,453	7,046	6,799	6,782

(1)          Operating results presented above for fiscal 1998 do not include the results of the Company’s instrumentation business that was sold in July 1998.  The sale resulted in a gain that was not material.  See Selected Financial Data on page 5 for results as reported for fiscal 1998.

SELECTED FINANCIAL DATA

TRC Companies, Inc. and subsidiaries

In thousands, except per share data

Statements of Operations, years ended June 30,	2001	2000	1999	1998(1)	1997(1)
Gross revenue	$181,473	$117,131	$78,223	$72,570	$68,506
Less subcontractor costs and direct charges	57,271	32,323	20,890	19,861	17,718
Net service revenue	124,202	84,808	57,333	52,709	50,788

Operating costs and expenses:
Cost of services	100,587	70,619	48,073	45,120	44,270
General and administrative expenses	3,909	2,991	2,462	2,451	3,565
Depreciation and amortization	3,771	2,917	2,468	2,702	2,789
	108,267	76,527	53,003	50,273	50,624
Income from operations	15,935	8,281	4,330	2,436	164
Interest expense	1,541	1,024	507	725	829
Income (loss) before taxes	14,394	7,257	3,823	1,711	(665)
Federal and state income tax provision (benefit)	5,409	2,613	1,376	650	(160)
Net income (loss)	$8,985	$4,644	$2,447	$1,061	$(505)
Earnings (loss) per share:
Basic	$1.24	$0.68	$0.36	$0.16	$(0.07)
Diluted	1.13	0.65	0.36	0.16	(0.07)
Average shares outstanding:
Basic	7,236	6,845	6,782	6,715	6,741
Diluted	7,956	7,190	6,839	6,726	6,747
Cash dividends declared	None	None	None	None	None
Balance Sheets at June 30,
Total assets	$127,672	$94,208	$66,072	$61,604	$62,290
Debt	15,005	21,300	7,900	7,500	11,000
Shareholders’ equity	69,975	54,448	46,988	44,455	42,844

(1)          Include results of Company’s instrumentation business that was sold in July 1998.  The sale resulted in a gain that was not material.

Summarized Unaudited Quarterly Financial Data

TRC Companies, Inc. and subsidiaries

In thousands, except per share data

Fiscal 2001	1st	2nd	3rd	4th	Total
Gross revenue	$36,887	$44,642	$47,305	$52,639	$181,473
Net service revenue	26,703	29,134	32,062	36,303	124,202
Income from operations	3,277	3,684	4,125	4,849	15,935
Income before taxes	2,792	3,275	3,782	4,545	14,394
Net income	1,759	2,063	2,345	2,818	8,985
Earnings per share (1):
Basic	$0.25	$0.29	$0.32	$0.38	$1.24
Diluted	0.23	0.26	0.29	0.34	1.13
Market price per share:
High	$17.75	$19.38	$33.39	$56.50	$56.50
Low	10.63	14.88	18.50	25.90	10.63

Fiscal 2000 (2)	1st	2nd	3rd	4th (3)	Total
Gross revenue	$25,306	$27,939	$30,348	$33,538	$117,131
Net service revenue	18,290	19,562	22,297	24,659	84,808
Income from operations	1,774	2,470	3,057	980	8,281
Income before taxes	1,579	2,242	2,794	642	7,257
Net income	1,010	1,435	1,788	411	4,644
Earnings per share:
Basic	$0.15	$0.21	$0.26	$0.06	$0.68
Diluted	0.14	0.20	0.25	0.06	0.65
Market price per share:
High	$7.69	$8.19	$13.25	$11.94	$13.25
Low	6.00	6.19	7.63	9.00	6.00

(1) Quarterly results may not agree to the total for the year due to rounding.

(2) Fiscal 2000 quarterly results have been adjusted to properly reflect the quarterly revenue recognized under the Company’s Exit Strategy® contracts.  The impact of the adjustment for the first quarter was to increase gross and net service revenue by $177, income before taxes by $149, net income by $95, and diluted earnings per share by $.01.  The impact of the adjustment for the second quarter was to increase gross and net service revenue by $809, income before taxes by $602, net income by $385, and diluted earnings per share by $.05.  The impact of the adjustment for the third quarter was to increase gross and net service revenue by $972, income before taxes by $894, net income by $572, and diluted earnings per share by $.08.  The impact of the adjustment for the fourth quarter was to decrease gross and net service revenue by $1,958, income before taxes by $1,645, net income by $1,052, and diluted earnings per share by $.14.  The full year 2000 totals of gross and net service revenue, income before taxes, net income and diluted earnings per share did not change.

(3) Results for the fourth quarter of fiscal 2000 included additional allowances for doubtful accounts of approximately $1.4 million.

Management’s Discussion and Analysis of

    Results of Operations and Financial Condition

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and related Notes to Consolidated Financial Statements.

Overview

The Company is a leading provider of technical, financial risk management and construction services to industry and government primarily in the United States market.  The Company’s main focus is in the areas of infrastructure improvements and expansions, environmental management and power development and conservation.

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

The following table presents the percentage relationships of items in the consolidated statements of operations to net service revenue:

Years ended June 30,	2001	2000	1999
Net service revenue	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of services	81.0	83.3	83.9
General and administrative expenses	3.2	3.5	4.3
Depreciation and amortization	3.0	3.4	4.3
Income from operations	12.8	9.8	7.5
Interest expense	1.2	1.2	.8
Income before taxes	11.6	8.6	6.7
Federal and state income tax provision	4.4	3.1	2.4
Net income	7.2%	5.5%	4.3%

2001 Compared to 2000

The revenue growth trend established in fiscal 1998 continued for the fourth consecutive year.  Gross revenue increased $64.3 million, or 55%, to an all time high of $181.5 million in fiscal 2001, from $117.1 million in fiscal 2000.  Net service revenue increased $39.4 million, or 47%, to an all time high of $124.2 million in fiscal 2001, from $84.8 million in fiscal 2000.  These increases were due to a combination of internal growth arising out of increased revenue from the Company’s services including, as expected, revenue from the Exit Strategy® and power markets, and the additional revenue from acquisitions made in fiscal 2001 and 2000.  Internal growth provided approximately 60% of the increase in net service revenue in fiscal 2001, and the net service revenue from acquisitions represented approximately 40% of the increase.  Net service revenue from acquired companies is considered part of acquisition growth during the first twelve months from the date acquired.

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

As a percentage of net service revenue, general and administrative expenses decreased from 3.5% in fiscal 2000, to 3.2% in fiscal 2001.  This is a result of controlling overhead at a growth rate below that of revenue, and also contributes directly to an increase in income from operations as a percentage of net service revenue.  The increase in general and administrative expenses of approximately 31% in fiscal 2001 was primarily from additional costs necessary to support the Company’s internal and acquisition growth.

The decrease in depreciation and amortization expense as a percentage of net service revenue in fiscal 2001, as compared to fiscal 2000, also contributed to a higher operating margin.  The increase in depreciation and amortization expense of approximately 29% in fiscal 2001, as compared to fiscal 2000, was primarily due to the additional goodwill amortization associated with businesses acquired in fiscal 2000 and the related additional purchase price payments comprised of cash and stock recorded in fiscal 2001 associated with those acquisitions and, to a lesser extent, the additional depreciation expense on equipment acquired through acquisitions.

Income from operations increased approximately 92% to $15.9 million in fiscal 2001, from $8.3 million in fiscal 2000.  The continued improvement in operating performance was primarily due to the Company’s focus toward higher margin, economically driven markets such as the Exit Strategy® and power sectors; and the growth in revenue, without comparable increases in operating overhead.  The fiscal 2001 growth in operating income was equally balanced between internal growth and growth from acquisitions.

Interest expense increased approximately 51% in fiscal 2001, as compared to fiscal 2000.  This increase was primarily due to higher levels of average debt outstanding during the year to finance acquisitions completed in fiscal 2001 and 2000.  The Company’s percentage of debt to capitalization ratio continues to remain low, reflecting management’s conservative philosophy.

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

2000 Compared to 1999

The revenue growth trend established in fiscal 1998 continued.  Gross revenue increased $38.9 million, or 50%, to an all time high of $117.1 million in fiscal 2000, from $78.2 million in fiscal

1999.  Net service revenue increased $27.5 million, or 48%, to an all time high of $84.8 million in fiscal 2000, from $57.3 million in fiscal 1999.  These increases were due to a combination of internal growth arising out of increased demand for the Company’s services including, as expected, revenue from the Exit Strategy® program, and the additional revenue from the acquisitions completed in fiscal 2000 and 1999.  Internal growth provided approximately 45% of the increase in net service revenue in fiscal 2000, and the net service revenue from acquisitions represented approximately 55% of the increase.  Net service revenue from acquired companies is considered part of acquisition growth during the first twelve months from the date acquired.

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

General and administrative expenses increased by 21.5% in fiscal 2000, as compared to fiscal 1999.  This increase was primarily due to additional costs to support the Company’s growth.  However, as a percentage of net service revenue, these costs decreased to approximately 3.5%, from 4.3% in fiscal 1999.

Depreciation and amortization expense increased by 18% in fiscal 2000, as compared to fiscal 1999.  This increase was primarily attributable to the additional amortization expense of costs in excess of the net assets of acquired businesses in fiscal 2000 and 1999 and to a lesser extent the additional depreciation expense on equipment acquired through acquisitions.

Income from operations increased by approximately $4.0 million, or 91%, to $8.3 million in fiscal 2000, from $4.3 million in fiscal 1999.  As a percentage of net service revenue, operating income increased to approximately 10%, up from 7.5% in fiscal 1999.  The continued improvement in operating performance was primarily attributable to the Company’s focus toward higher margin, economically driven markets largely related to the Exit Strategy ® program; and the growth in revenue without comparable increases in operating overhead.  Internal growth provided approximately 40% of the operating income increase in fiscal 2000, and acquisitions provided approximately 60% of the increase.

Interest expense increased by approximately 102% during fiscal 2000, as compared to fiscal 1999.  This increase was primarily attributable to higher levels of debt outstanding at higher interest rates to finance acquisitions completed during the year and capital expenditures to support the Company’s growth.

The provision for federal and state income taxes reflects an effective income tax rate of 36% in both fiscal 2000 and fiscal 1999.  The Company believes that there will be sufficient taxable income in future periods to enable utilization of the deferred income tax benefits.

Impact of Inflation

The Company’s operations have not been materially affected by inflation or changing prices because of the short-term nature of many of its contracts and the fact that most contracts of a longer term are subject to adjustment or have been priced to cover anticipated increases in labor and other costs.

Liquidity and Capital Resources

The Company relies on cash provided by operations and borrowings based upon the strength of its balance sheet to fund operations.  The Company’s liquidity is assessed in terms of its overall ability to generate cash to fund its operating and investing activities and to reduce debt.  Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels and an adequate bank line of credit.Operating activities are the principal source of cash flow for the Company, generating approximately $19.8 million of cash flow during fiscal 2001, as compared to using $1.4 million of cash flow last year.  The increase in operating cash flow was primarily driven by improved operating performance, the increase in billings in advance of revenue earned of approximately $7.6 million, the income tax benefit resulting from the exercise of employee stock options and warrants of approximately $2.1 million, and to a lesser extent from aggressive working capital management, including a reduction in accounts receivable expressed as a percentage of gross revenue.

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

The Company relies on its bank financing arrangement to assist in funding various operating and investing activities.  The Company has a $25 million revolving credit agreement, collateralized by accounts receivable, which expires March 2003.  Depending on the timing of the expenditures for investing activities in fiscal 2002, the Company may request an increase in the amount available pursuant to the revolving credit facility.  Borrowings under the agreement bear interest at the bank’s base rate or the Eurodollar rate plus applicable margins.  At June 30, 2001, borrowings outstanding pursuant to the agreement were $14 million at an average interest rate of 5.6%.  This level of borrowings is down from $21 million a year earlier.

The Company expects to increase its available cash flow over the next fiscal year, primarily from operations and further reductions in working capital derived mainly from the collection of accounts receivable.  The Company believes that cash generated from operations, the cash on hand at June 30, 2001 and available borrowings under the revolving credit agreement will be sufficient to meet the Company’s cash requirements for fiscal 2002.

Market Risks

The Company’s exposure to market risk for changes in interest rates relates primarily to borrowings under the Company’s revolving credit agreement with a commercial bank.  These borrowings bear interest at variable rates and the fair value of this indebtedness is not significantly affected by changes in market interest rates.  An effective increase or decrease of 10% in the current effective interest rate under the revolving credit agreement would not have a material effect on the Company’s operating results, financial condition or cash flows.

New Accounting Guidance

In June 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS 141”) and No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) which are effective for years beginning after December 15, 2001.  The Company expects to early adopt SFAS 142 for the fiscal year beginning July 1, 2001 and will implement the provisions of SFAS 141 for acquisitions occurring after June 30, 2001.  SFAS 141 requires that the purchase method of accounting be used for all business combinations.  Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard and goodwill and intangible assets will be tested for impairment in accordance with the provisions of the statement.   The Company is currently reviewing the provisions of SFAS 141 and 142 and assessing their impact.

Forward-Looking Statements

This report contains forward-looking statements that describe the Company’s business prospects.  These statements involve risks and uncertainties including, but not limited to, regulatory uncertainty, government funding, level of demand for the Company’s services, industry-wide competitive factors and political, economic or other conditions.  Furthermore, market trends are subject to changes that could adversely affect future results.

CONSOLIDATED STATEMENTS OF OPERATIONS

TRC Companies, Inc. and subsidiaries

In thousands, except per share data

Years ended June 30,	2001	2000	1999
Gross revenue	$181,473	$117,131	$78,223
Less subcontractor costs and direct charges	57,271	32,323	20,890
Net service revenue	124,202	84,808	57,333
Operating costs and expenses:
Cost of services	100,587	70,619	48,073
General and administrative expenses	3,909	2,991	2,462
Depreciation and amortization	3,771	2,917	2,468
	108,267	76,527	53,003
Income from operations	15,935	8,281	4,330
Interest expense	1,541	1,024	507
Income before taxes	14,394	7,257	3,823
Federal and state income tax provision	5,409	2,613	1,376
Net income	$8,985	$4,644	$2,447
Earnings per share:
Basic	$1.24	$0.68	$0.36
Diluted	1.13	0.65	0.36
Average shares outstanding:
Basic	7,236	6,845	6,782
Diluted	7,956	7,190	6,839

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

TRC Companies, Inc. and subsidiaries

In thousands, except per share data

As of June 30,	2001	2000
Assets
Current Assets:
Cash	$851	$1,566
Accounts receivable, less allowance for doubtful accounts	61,090	48,855
Insurance recoverable — environmental remediation	4,055	—
Deferred income tax benefits	1,882	1,208
Prepaid expenses and other current assets	1,353	1,053
	69,231	52,682
Property and equipment:
Furniture and equipment	26,041	21,833
Leasehold improvements	2,872	1,784
	28,913	23,617
Less accumulated depreciation and amortization	19,075	17,361
	9,838	6,256
Goodwill, net of accumulated amortization of $8,031 and $6,512, respectively	38,943	33,512
Investments in and advances to unconsolidated affiliates	5,134	1,046
Long-term accounts receivable	2,046	140
Long-term insurance recoverable — environmental remediation	2,011	—
Other assets	469	572
	$127,672	$94,208
Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of debt	$368	$100
Accounts payable	7,821	6,216
Accrued compensation and benefits	7,734	4,308
Income taxes payable	3,647	1,782
Billings in advance of revenue earned	10,752	3,160
Environmental remediation liability	5,635	—
Other accrued liabilities	1,266	988
	37,223	16,554
Non-current liabilities:
Long-term debt	14,637	21,200
Deferred income taxes	3,826	2,006
Long-term environmental remediation liabilty	2,011	—
	20,474	23,206
Commitments and contingencies (Notes 7 and 9)

Shareholders’ equity:
Capital stock:
Preferred, $.10 par value; 500,000 shares authorized, none issued	—	—
Common, $.10 par value; 30,000,000 shares authorized, 8,081,978 and 7,674,329 shares issued at June 30, 2001 and 2000, respectively	808	767
Additional paid-in capital	48,012	41,511
Retained earnings	24,052	15,067
	72,872	57,345
Less treasury stock, at cost	2,897	2,897
	69,975	54,448
	$127,672	$94,208

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TRC Companies, Inc. and subsidiaries

In thousands

Years ended June 30,	2001	2000	1999
Cash flows from operating activities:
Net income	$8,985	$4,644	$2,447
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,771	2,917	2,468
Change in deferred taxes and other non-cash items	898	119	(444)
Changes in assets and liabilities, net of effects from acquisitions and disposition:
Accounts receivable (current and long-term)	(9,433)	(13,155)	277
Billings in advance of revenue earned	7,553	2,135	175
Inventories	—	—	(292)
Insurance recoverable (current and long-term)	4,153	—	—
Prepaid expenses and other current assets	(198)	(92)	(135)
Accounts payable	956	1,933	(845)
Accrued compensation and benefits	2,853	365	30
Environmental remediation liability (current and long-term)	(2,573)	—	—
Income taxes payable	3,335	160	549
Other accrued liabilities	(530)	(391)	(472)
Net cash provided by (used in) operating activities	19,770	(1,365)	3,758

Cash flows from investing activities:
Additions to property and equipment	(5,440)	(3,323)	(1,270)
Acquisition of businesses, net of cash acquired	(5,038)	(8,156)	(4,784)
Proceeds from sale of instrumentation business	—	—	2,750
Investments in and advances to unconsolidated affiliates	(4,454)	(796)	—
Proceeds from sale of equipment	26	252	7
Decrease in other assets, net	96	42	33
Net cash used in investing activities	(14,810)	(11,981)	(3,264)

Cash flows from financing activities:
Repayment of long-term debt	(100)	(3,600)	(3,600)
Net borrowings (repayments) under revolving credit agreement	(7,482)	17,000	3,085
Proceeds from exercise of stock options and warrants	1,907	144	10
Net cash provided by (used in) financing activities	(5,675)	13,544	(505)

Increase (decrease) in cash	(715)	198	(11)
Cash, beginning of year	1,566	1,368	1,379
Cash, end of year	$851	$1,566	$1,368

Supplemental cash flow information:
Interest paid	$1,582	$1,238	$435
Income taxes (net of refunds)	1,690	2,156	1,018

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

TRC Companies, Inc. and subsidiaries

In thousands, except share data

	Common stock issued				Treasury stock
Years ended June 30, 2001, 2000 and 1999	Number of shares	Amount	Additional paid-in capital	Retained earnings	Number of shares	Amount
Balances, June 30, 1998	7,410,855	$741	$38,635	$7,976	628,653	$(2,897)

Issuance of common stock in connection with business acquired	14,741	2	74	—	—	—
Exercise of stock options (including tax benefits)	2,250	—	10	—	—	—
Net income	—	—	—	2,447	—	—
Balances, June 30, 1999	7,427,846	743	38,719	10,423	628,653	(2,897)

Issuance of common stock and warrants in connection with businesses acquired	222,000	22	2,611	—	—	—
Exercise of stock options and warrants (including tax benefits)	24,483	2	181	—	—	—
Net income	—	—	—	4,644	—	—
Balances, June 30, 2000	7,674,329	767	41,511	15,067	628,653	(2,897)

Issuance of common stock and warrants in connection with businesses acquired	95,912	9	2,277	—	—	—
Exercise of stock options and warrants (including tax benefits)	311,737	32	4,224	—	—	—
Net income	—	—	—	8,985	—	—
Balances, June 30, 2001	8,081,978	$808	$48,012	$24,052	628,653	$(2,897)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TRC Companies, Inc. and subsidiaries

In thousands, except share data

Note 1.  ACCOUNTING POLICIES

                A.            The consolidated financial statements include the Company and its wholly-owned subsidiaries, after elimination of intercompany accounts and transactions.  Investments in affiliates in which the Company has the ability to exercise significant influence, but not control, are accounted for by the equity method.  Certain financial statement items have been reclassified to conform to the current year’s format.

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

                F.             The Company records revenue on its cost type and time and material contracts based upon direct labor costs and other direct contract costs incurred.  Revenue from fixed fee contracts is recorded using the percentage-of-completion method of accounting.  Revenue is recognized primarily based on the ratio of labor costs incurred to total estimated labor costs.  Third party direct costs are included in revenue and contract costs in the period incurred.  Contract costs include direct labor costs, subcontractor costs and other direct costs.  Indirect costs are expensed as incurred.  Exit Strategy® contracts are generally segmented into two profit centers: (1) remediation and (2) operation, maintenance and monitoring (OM&M). Costs and revenue on long-term contracts are subject to revision throughout the lives of the contracts and any required adjustments are made in the period in which the revisions become known.  Losses on contracts are recorded in the period in which they are identified.

On contracts where billings are in advance of revenue earned, the excess is presented on the balance sheet as a current liability.

                G.            Effective June 1, 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”).  In accordance with the provisions of SFAS 123, the Company applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for stock options.

                H.            In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivatives and Hedging Activities.  The Company adopted this statement effective July 1, 2001.  Since the Company does not have any derivative instruments, the adoption of this statement did not impact the Company’s consolidated operating results, financial condition or cash flows.

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

                J.             The Company has 401(k) savings plans covering substantially all employees.  The Company’s contributions to the plans were approximately $1,203, $816 and $578 in fiscal 2001, 2000 and 1999, respectively.  The Company does not provide post-employment or other post-retirement benefits.

                K.            Cash, accounts receivable, accounts payable, accrued liabilities and the Company’s subordinated notes as reflected in the financial statements approximate their fair values because of the short-term maturity of those instruments.  The carrying amount of the Company’s note payable pursuant to its revolving credit agreement at June 30, 2001, approximates fair value as the interest rate on this instrument changes with market interest rates.

                L.             Financial instruments which subject the Company to credit risk consist primarily of cash, accounts receivable and unbilled costs.  The Company performs on going credit evaluations of its customers and maintains an allowance for potential credit losses.

Note 2.  BUSINESS ACTIVITIES

                The Company conducts its activities under one business segment which involves providing engineering and consulting services primarily in the areas of infrastructure improvements and expansions, environmental management and power development and conservation. The Company’s services and products are provided to commercial organizations and government agencies primarily in the United States market.

Note 3.  ACCOUNTS RECEIVABLE

                The current portion of accounts receivable at June 30, 2001 and 2000 is comprised of the following:

	2001	2000
Amounts billed	$35,758	$27,863
Unbilled costs	27,677	23,111
Retainage	1,939	1,086
	65,374	52,060
Less allowance for doubtful accounts	4,284	3,205
	$61,090	$48,855

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

Note 4.  ACQUISITIONS AND DIVESTITURE

                In December 2000, the Company acquired 100% of the outstanding stock of Omni Environmental Corporation, a water quality and water resources consultant headquartered in Princeton, New Jersey.  The purchase price of $1,287 consisted of cash of $54 (net of cash acquired), 36,000 shares of the Company’s common stock and a $400 three-year promissory note.  The Company may make additional payments if certain financial objectives are achieved in each of the years in the three-year period ending October 31, 2003.  The acquisition has been accounted for using the purchase method of accounting.

                In January 2001, the Company acquired 100% of the outstanding stock of Imbsen & Associates, Inc., a transportation and bridge design firm headquartered in Sacramento, California.  The purchase price of $1,375 consisted of cash of $568 (net of cash acquired), 14,032 shares of the Company’s common stock and a $405 three-year promissory note.  The Company may make additional payments if certain financial objectives are achieved in each of the years in the three-year period ending December 31, 2003.  The acquisition has been accounted for using the purchase method of accounting.

In June 2001, the Company acquired 100% of the outstanding stock of Engineered Automation Systems, Inc., an energy and infrastructure firm headquartered in Tustin, California.  The purchase price of $2,303 consisted of cash of $1,493 (net of cash acquired) and 12,024 shares of the Company’s common stock.  The Company may make additional payments if certain financial objectives are achieved in each of the years in the four-year period ending June 30, 2005.  The acquisition has been accounted for using the purchase method of accounting.

                As a result of acquisitions completed in fiscal 2001, goodwill of $2,821 (before contingent consideration) was recorded, which is being amortized over 20 years on a straight-line basis.

                In January 2000, the Company acquired 100% of the outstanding stock and partnership interests of Hunter Associates, a civil engineering firm headquartered in Dallas, Texas.  The initial purchase price of $3,107 consisted of cash of $2,775 (net of cash acquired), 25,000 shares of the Company’s common stock and a five-year warrant to purchase 20,000 shares of the Company’s common stock at $7.81 per share.  Additionally, in accordance with the terms of the agreement, the Company made an additional purchase price payment of approximately $977 in fiscal 2001 consisting of $492 in cash and 25,000 shares of the Company’s common stock.  The Company may make additional payments if certain financial objectives are achieved in each of the years in the two-year period ending December 31, 2002.  The acquisition has been accounted for using the purchase method of accounting.

                In April 2000, the Company acquired substantially all of the business assets and assumed certain liabilities and obligations of Triangle Environmental, Inc., a civil engineering and environmental services firm headquartered in Raleigh, North Carolina.  The initial purchase price of $1,141 consisted of $500 in cash, 32,000 shares of the Company’s common stock and a five-year warrant to purchase 50,000 shares of the Company’s common stock at $11.25 per share.  Additionally, in accordance with the terms of the agreement, an additional purchase price payment of approximately $249 was recorded in fiscal 2001.  The Company may make additional payments if certain financial objectives are achieved in each of the years in the three-year period ending June 30, 2004. The acquisition has been accounted for using the purchase method of accounting.

                In May 2000, the Company acquired 100% of the outstanding stock of Lowney Associates, a geotechnical and environmental services firm headquartered in Mountain View, California.  The initial purchase price of $5,566 consisted of cash of $3,478 (net of cash acquired) and 165,000 shares of the Company’s common stock.  Additionally, in accordance with the terms of the agreement, the Company made an additional purchase price payment of approximately $1,931 in fiscal 2001.  The Company may make additional payments if certain financial objectives are achieved in each of the years in the two-year period ending March 31, 2003.  The acquisition has been accounted for using the purchase method of accounting.

                As a result of the acquisitions completed in fiscal 2000, goodwill of $6,743 (before contingent consideration) was recorded, which is being amortized over 20 years on a straight-line basis.  Additional purchase price payments are recorded as goodwill.

                In March 1999, the Company acquired 100% of the outstanding stock of Alton Geoscience, Inc. (Alton), headquartered in Irvine, California.  Alton’s primary business activities include site investigations, remediation and monitoring services for major oil and pipeline companies.  The initial purchase price included cash of $1,562 (net of cash acquired) and a $500 holdback which was paid in March 2000.  Additionally, in accordance with the terms of the agreement, the Company made an additional purchase price payment of approximately $860 in fiscal 2000.  The acquisition has been accounted for using the purchase method of accounting.

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

                In July 1998, the Company sold its instrumentation business for $2,750 in cash resulting in a gain that was not material.

Note 5.  DEBT

Debt at June 30, 2001 and 2000 is comprised of the following:

	2001	2000
Note payable — revolving credit agreement	$14,000	$21,000
6 3/4% — 7 3/4% subordinated notes	1,005	300
	15,005	21,300
Less current portion	368	100
Long-term debt	$14,637	$21,200

                The Company has a $25,000 revolving credit agreement with a bank to support its working capital and acquisition needs.  Borrowings under the agreement are collateralized by accounts receivable and are due and payable in March 2003 when the credit agreement expires.  Borrowings under the agreement bear interest at the bank’s base rate or the Eurodollar rate plus applicable margins.  The weighted average interest rate on outstanding borrowings at June 30, 2001 was 5.6%.  The Company also pays a commitment fee of ¼% on the unused portion of the agreement.  During the year ended June 30, 2001, the Company did not meet certain financial and non-financial covenants contained in the agreement, which were subsequently waived by the bank.

                Maturities of the subordinated notes during each of the fiscal years ending June 30, 2002 through June 30, 2004 are $368, $368 and $269, respectively.

Note 6.  FEDERAL AND STATE INCOME TAXES

                The federal and state income tax provision for fiscal 2001, 2000 and 1999 consists of the following:

Years ended June 30,	2001	2000	1999
Current:
Federal	$4,484	$2,359	$1,427
State	609	226	103
Deferred:
Federal	302	24	(45)
State	14	4	(109)
	$5,409	$2,613	$1,376

                Deferred income taxes represent the tax effect of transactions that are reported in different periods for financial and tax reporting purposes.  Temporary differences and carryforwards that give rise to a significant portion of deferred income tax benefits (liabilities) are as follows:

As of June 30,	2001	2000
Current deferred income tax benefits:
Doubtful accounts and other accruals	$1,426	$920
Vacation pay accrual	450	307
Other, net	6	(19)
	$1,882	$1,208
Long-term deferred income tax liabilities:
Depreciation and amortization	$(2,693)	$(1,880)
Cash to accrual from acquisitions	(1,717)	(742)
Loss carryforwards from acquisitions	509	459
Other, net	75	157
	$(3,826)	$(2,006)

A reconciliation of the U. S. federal statutory income tax rate and the Company’s consolidated effective income tax rate follows:

Years ended June 30,	2001	2000	1999
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
State income taxes (net of federal benefit)	2.9	2.1	1.8
Adjustment of deferred income taxes due to state income tax rate changes	—	—	(2.8)
Other, net	0.7	(0.1)	3.0
Effective income tax rate	37.6%	36.0%	36.0%

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

                Minimum future operating lease obligations payable in future fiscal years are as follows:

Years ending June 30,
2002	$5,761
2003	5,268
2004	4,628
2005	3,102
2006	2,680
2007 and thereafter	5,772
$27,211

Note 8.  STOCK OPTIONS

                The Company’s non-qualified stock option plan for employees and directors, as amended, authorizes the granting of options, including performance-based options, with exercise prices at no less than the fair market value of the common stock on the date such options are granted.  The option term is fixed by the Board of Directors at the time of grant, but cannot exceed ten years and generally begins within a specified period after the date of grant.  No accounting recognition is given to stock options until they are exercised, at which time the proceeds are credited to the capital accounts.  The Company receives a tax benefit upon exercise of these options in an amount equal to the difference between the option price and the fair market value of the common stock at that date.  Tax benefits related to the exercise of stock options are credited to additional paid-in capital when realized for financial reporting purposes.

A summary of stock option activity for the three years ended June 30, 2001 follows:

	2001		2000		1999
	Options	Average Price	Options	Average Price	Options	Average Price
Outstanding options, beginning of year	1,334,988	$6.03	886,230	$4.71	688,677	$5.04
Granted	364,650	16.12	484,684	8.45	254,000	4.29
Exercised	(296,637)	6.11	(22,283)	5.83	(2,250)	4.33
Canceled	(40,910)	9.38	(13,643)	6.36	(54,197)	6.99
Outstanding options, end of year	1,362,091	$8.61	1,334,988	$6.03	886,230	$4.71
Options exercisable at end of year	1,028,917	$6.97	887,874	$5.02	457,333	$4.99
Options available for future grants	604,908		178,648		649,689

The following table summarizes information about outstanding stock options at June 30, 2001:

	Options Outstanding			Options Exercisable
Exercise price	Shares	Average Price	Average Term (Years)	Shares	Average Price
$3.50 — $4.25	195,892	$4.11	6.1	195,892	$4.11
$4.50 — $6.00	408,792	4.53	6.9	408,792	4.53
$6.25 — $9.56	233,140	6.62	8.1	168,010	6.71
$10.13 — $11.56	200,133	10.69	8.9	148,911	10.81
$13.19 — $46.10	324,134	16.64	9.3	107,312	16.61
	1,362,091	$8.61		1,028,917	$6.97

                Grants in fiscal 2000 include 141,334 options granted to certain senior managers in exchange for a reduction in cash compensation to the grantees over a one-year period, with the individual’s receiving one option for every $3.75 of salary reduction.

                Since the Company applies the provisions of APB 25 and related interpretations in accounting for stock options and warrants, no compensation cost has been recognized in the Company’s consolidated statements of operations for the stock option and warrant plans.  Had compensation cost for the stock option and warrant plans been determined based on the fair value at the grant date for awards under those plans, consistent with the requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company’s pro forma net income and earnings per share for the years ended June 30, 2001, 2000 and 1999 would have been as follows:

Years ended June 30,	2001	2000	1999
Net income, as reported	$8,985	$4,644	$2,447
Net income, pro forma	7,363	3,507	1,647
Earnings per share, as reported:
Basic	$1.24	$0.68	$0.36
Diluted	1.13	0.65	0.36
Earnings per share, pro forma:
Basic	$1.02	$0.51	$0.24
Diluted	0.93	0.49	0.24

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

Note 9.  CONTINGENCIES

                The Company has entered into several long-term contracts under its Exit Strategy program under which the Company is obligated to complete the remediation of environmental conditions at a site for a fixed fee. The Company assumes the risk for all remediation costs for preexisting site environmental conditions and believes that through in-depth technical analysis, comprehensive cost estimation and creative remedial approaches it is able to execute pricing strategies which protect the Company’s return on these projects.  As additional protection, the Company obtains remediation cost cap insurance from rated insurance companies (e.g., American International Group) which provides coverage for cost increases arising from unknown or changed conditions up to a specified maximum amount significantly in excess of the estimated cost of remediation.  Upon signing of the contract, the Company receives the fixed fee contract price which is deposited in a restricted account held by the insurance company and the Company is reimbursed as it performs under the contract.    The Company believes that it is adequately protected from risks on these projects and that adverse developments, if any, will not have a material impact on the Company’s consolidated operating results, financial condition or cash flows.

                One Exit Strategy contract entered into by the Company also involved the Company entering into a consent decree with government authorities and assuming the obligation for the settling responsible parties’ environmental remediation liability for the site.  The Company’s expected remediation cost is fully funded by the contract price received and is fully insured by an environmental remediation cost cap policy.  The Company recorded as a non-cash transaction the environmental remediation liability it had assumed and a corresponding insurance recoverable.

                The Company’s contracts with the U.S. Government are subject to examination and renegotiation.  Contracts and other records of the Company have been examined through June 30, 1996.  The Company believes that adjustments resulting from such examination or renegotiation proceedings, if any, will not have a material impact on the Company’s operating results, financial condition or cash flows.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of TRC Companies, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity, and of cash flows present fairly, in all material respects, the financial position of TRC Companies, Inc. and its subsidiaries at June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

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

www.trcsolutions.com

Independent Accountants

PricewaterhouseCoopers LLP

100 Pearl Street

Hartford, CT 06103

Annual Meeting

                The 2001 annual meeting of shareholders will be held on Wednesday, November 14, 2001, at 10:00 a.m., at the Company’s executive offices.

Form 10-K

                A copy of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission, Washington, D.C., is available without charge by writing to:

                TRC Companies, Inc.

                5 Waterside Crossing

                Windsor, CT 06095

                Attn:  Investor Relations

Stock Exchange, Dividend and Market Information

                The Company’s common stock is traded on the New York Stock Exchange under the symbol “TRR”.

                To date the Company has not paid any cash dividends.  The payment of dividends in the future will be subject to the financial condition, capital requirements and earnings of the Company.  However, future earnings are expected to be used for expansion of the Company’s operations, and cash dividends are not likely for the foreseeable future.

Transfer Agent and Registrar

American Stock Transfer & Trust Company

59 Maiden Lane

New York, NY 10005

Shareholders may call the agent’s Shareholder Services Department directly concerning stock certificates and address changes at (800) 937-5449.